 Filed Pursuant to General
 Instruction II.L of Form F-10
 File No. 333-298427
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the short form base shelf prospectus dated October 7, 2025 to which it relates, and each document incorporated or deemed to be incorporated by reference in this prospectus supplement and in the short form base shelf prospectus dated October 7, 2025 for purposes of the distribution of the securities to which this prospectus supplement pertains, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.
Information has been incorporated by reference in this prospectus supplement, and in the short form base shelf prospectus dated October 7, 2025 to which it relates, from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Cizzle Brands Corporation, 35 McCleary Court, Unit 21, Concord, Ontario L4K 3Y9, telephone: (844)588-2088, and are also available electronically at www.sedarplus.ca. See “Documents Incorporated by Reference”.
PRELIMINARY PROSPECTUS SUPPLEMENT
TO THE SHORT FORM BASE SHELF PROSPECTUS
DATED OCTOBER 7, 2025
New Issue October 13, 2026
CIZZLE BRANDS CORPORATION
• Common Shares
This offering (the “Offering”) is the initial underwritten public offering of common shares (the “Common Shares”) of Cizzle Brands Corporation (the “Company”, “Cizzle”, “us”, “we” or “our”) in the United States. This prospectus supplement (the “Prospectus Supplement”) together with the short form base shelf prospectus dated October 7, 2025 (the “Shelf Prospectus”) relates to the distribution in the United States of an aggregate of • Common Shares (the “Offered Shares”) at a price of US$• per share (the “Offering Price”), to raise aggregate gross proceeds to the Company of not less than US$15,000,000.
The Offering is being made in the United States under the terms of the Company’s registration statement on Form F-10 (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”) under the multijurisdictional disclosure system adopted in the United States and Canada. No Common Shares will be offered under this Prospectus Supplement in Canada, and this Prospectus Supplement does not qualify the distribution of the Offered Shares in Canada.
Investing in the Common Shares involves significant risk. Prospective investors should consider the risk factors described under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” and in the documents incorporated by reference in this Prospectus Supplement and the Shelf Prospectus.
Our Common Shares are listed and posted for trading on Cboe Canada Inc. (the “Cboe Canada”) under the symbol “CZZL” and trade in the United States on the OTCQB under the symbol “CZZLF”. We have applied to list the Common Shares offered hereunder on The Nasdaq Stock Market (“Nasdaq”) under the symbol “CZZL”. Listing is subject to our fulfilling all of the listing requirements of Nasdaq. On October 9, 2026, the last trading day on Cboe Canada prior to the date of this Prospectus Supplement, the closing price of the Common Shares on Cboe Canada was C$0.34. On October 12, 2026, the last trading day on the OTCQB prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the OTCQB was US$0.26.

Price: US$• per Common Share

	Price to the public(1)(2)		Underwriter’s commission(3)		Net proceeds to the Company
Per Common Share	US$	•	US$	•	US$	•
Total Offering(4)	US$	•	US$	•	US$	•

(1)
The Offering Price is payable in United States dollars, except as may otherwise be agreed to by the Underwriter.

(2)
The Offering Price was determined by negotiation between us and the Underwriter with reference to the market price of the Common Shares.

(3)
After deducting the Underwriter’s commission equal to 6.5% of the gross proceeds of the Offering payable by the Company, but before deducting the expenses of the Offering, estimated to be approximately US$• , which expenses will be paid by the Company out of the proceeds of the Offering as agreed upon by the Company. See “Plan of Distribution”.

(4)
The Company has granted the Underwriter the right to purchase up to • additional Common Shares (the “Additional Shares”) at a public offering price of US$• per Common Share. The Underwriter may exercise this right at any time, in whole or in part, within 45 days following the execution date of the Underwriting Agreement (the “Option to Purchase Additional Shares”). See “Plan of Distribution”.

The following table sets out the number of Common Shares that may be sold to the Underwriter pursuant to the Option to Purchase Additional Shares.
Underwriter’s position	Maximum number of Common Shares available	Exercise period	Exercise price
•	•	•	•
All dollar amounts in this Prospectus Supplement are in United States dollars, unless otherwise indicated. See “Currency and Exchange Rate Information”.
The Offering is being underwritten by Joseph Gunnar & Co., LLC (the “Lead Underwriter”) and D. Boral Capital LLC (collectively, the “Underwriter”) pursuant to an underwriting agreement dated •, 2026 (the “Underwriting Agreement”).
An investment in the Offered Shares involves risks that should be carefully considered by prospective investors before purchasing the Offered Shares. The risks outlined in this Prospectus Supplement, the accompanying Shelf Prospectus and in the documents incorporated by reference herein and therein should be carefully reviewed and considered by prospective investors in connection with any investment in the Offered Shares. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors”.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION OR ANY United States REGULATORY AUTHORITY NOR HAVE THESE AUTHORITIES PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
Prospective investors in the United States should be aware that this Offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement and the accompanying Shelf Prospectus in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.
Prospective investors should be aware that the acquisition of the Offered Shares described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.
The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, that some of its officers and directors may be residents of a foreign country, that some or all of the experts named in the Registration Statement may be residents of a foreign country, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States. See “Enforcement of Judgments Against Foreign Persons”.
Upon completion of the Offering and assuming no exercise of the Option to Purchase Additional Shares offered hereby and no other issuances of Common Shares, the Company’s issued and outstanding Common Shares will consist of • Common Shares. The foregoing assumes that the Share Consolidation described herein has become effective and gives effect to the Share Consolidation.
The Underwriter, as principal, conditionally offers the Offered Shares qualified under this Prospectus Supplement and the Shelf Prospectus, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriter in accordance with the conditions contained in the Underwriting Agreement, as described under “Plan of Distribution”.
Certain legal matters relating to Canadian law with respect to the Offering will be passed upon on the Company’s behalf by Bennett Jones LLP and on behalf of the Underwriter by Cozen O’Connor LLP. Certain legal matters relating to United States law with respect to the Offering will be passed upon on the Company’s behalf by Alston & Bird LLP and on behalf of the Underwriter by Cozen O’Connor LLP.
Subject to applicable laws, the Underwriter may, in connection with this Offering, over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. After the Underwriter has made reasonable efforts to sell the Offered Shares at the Offering Price, the Underwriter may offer the Offered Shares to the public at prices lower than the Offering Price. Any such reduction will not affect the proceeds of this Offering to be received by the Company. See “Plan of Distribution”.
Subscriptions will be received subject to rejection or allotment in whole or in part, and the right is reserved to close the subscription books at any time without notice. Closing of the Offering of the Offered Shares is expected to take place on or about •, 2026, or such earlier or later date as the Company and the Underwriter may agree, but in any event no later than •, 2026 (the “Closing Date”).
It is expected that the Company will arrange for the instant deposit of the Common Shares offered hereby under the book-based system of registration, to be registered to The Depository Trust Company (“DTC”) or its nominee and deposited with DTC on the Closing Date. No certificates evidencing the Offered Shares will be issued to purchasers. Purchasers will receive only a customer confirmation from the Underwriter or other registered dealer from or through which a beneficial interest in the Offered Shares is purchased. See “Plan of Distribution”.
Our head office is located at 35 McCleary Court, Unit 21, Concord, Ontario L4K 3Y9, Canada, and our registered and records office is located at 550 Burrard Street, Suite 2300, Vancouver, British Columbia V6C 2B5, Canada. Our telephone number is (844)588-2088.
Co-Underwriters
Joseph Gunnar & Co., LLC and D. Boral Capital LLC

S-i

S-ii

ABOUT THIS PROSPECTUS SUPPLEMENT
This document is composed of two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and adds to and supplements information contained in the accompanying Shelf Prospectus and the documents incorporated by reference therein. The second part is the Shelf Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purpose of this Offering.
Neither the Company nor the Underwriter has authorized anyone to provide any information other than that contained or incorporated by reference in this Prospectus Supplement or the accompanying Shelf Prospectus or any relevant free writing prospectus prepared by or on behalf of the Company or to which the Company has referred you. The Company and the Underwriter take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. It is important for you to read and consider all information contained in this Prospectus Supplement and the accompanying Shelf Prospectus, including the documents incorporated by reference herein and therein, and any free writing prospectus that the Company has authorized for use in connection with this Offering, in their entirety before making your investment decision.
If the description of the Offered Shares or any other information varies between this Prospectus Supplement and the accompanying Shelf Prospectus (including the documents incorporated by reference herein and therein), the information in this Prospectus Supplement supersedes the information in the accompanying Shelf Prospectus. The Offered Shares are not being offered in any jurisdiction where the offer or sale is not permitted.
On •, the Company effected a 25-to-1 consolidation of its Common Shares (the “Share Consolidation”), and the Common Shares commenced trading on a post-consolidated basis on •. The Share Consolidation was approved by the board of directors on •. Except where otherwise noted, all information in this Prospectus Supplement and the documents incorporated by reference dated on or after the date of the Share Consolidation give pro forma effect to the Share Consolidation. See “Description of Share Capital — Share Consolidation”.(1)
Readers should not assume that the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Shelf Prospectus or the respective dates of the documents incorporated by reference herein or therein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Company may have changed since those dates.
This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. We do not undertake to update the information contained or incorporated by reference herein or in the Shelf Prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, our website shall not be deemed to be a part of this Prospectus Supplement or the accompanying Shelf Prospectus and such information is not incorporated by reference herein or therein.
DOCUMENTS INCORPORATED BY REFERENCE
This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Shelf Prospectus solely for the purposes of this Offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the Shelf Prospectus and reference should be made to the Shelf Prospectus for full particulars thereof.

(1)
The number of Common Shares and any related per-Common Share amounts currently reflect the Common Shares on a pre-consolidation basis and will be adjusted to give effect to the Share Consolidation.

Copies of the documents incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus may be obtained on request without charge from the Corporate Secretary of the Company at 35 McCleary Court, Unit 21, Concord, Ontario L4K 3Y9, telephone: (844)588-2088, and are also available electronically at www.sedarplus.ca (“SEDAR+”) and at www.sec.gov (“EDGAR”).
The following documents, filed by the Company with securities commissions or similar regulatory authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the accompanying Shelf Prospectus:
(a)
the annual information form of the Company dated October 29, 2025 for the fiscal year ended July 31, 2025 (the “Annual Information Form”);

(b)
the audited consolidated financial statements of the Company for the fiscal year ended July 31, 2025 and for the period from the date of incorporation (January 10, 2024) to July 31, 2024, together with the notes thereto and the independent auditor’s report thereon;

(c)
the management’s discussion and analysis of the Company for the fiscal year ended July 31, 2025 (the “Annual MD&A”);

(d)
the unaudited condensed consolidated interim financial statements of the Company as at and for the three and nine months ended April 30, 2026, together with the notes thereto (the “Interim Financial Statements”);

(e)
the management’s discussion and analysis of the Company for the three and nine months ended April 30, 2026 (the “Interim MD&A”);

(f)
the management information circular of the Company dated December 10, 2025 for the annual general meeting of shareholders held on January 21, 2026;

(g)
the material change report of the Company dated January 2, 2026 in respect of the completion of the acquisition of all of the issued and outstanding shares of Flow Water Inc.;

(h)
the share purchase agreement dated December 23, 2025 among Cizzle Brands Acquisition Inc., a wholly owned subsidiary of the Company, RI Flow Sub LLC and the Company, pursuant to which the Company indirectly acquired all of the issued and outstanding shares of Flow Water Inc.; and

(i)
the business acquisition report of the Company dated September 18, 2026 in respect of the Company’s acquisition of the Tetra Pak beverage co-manufacturing business of Flow Water Inc. (now Cizzle Brands Manufacturing Inc.) completed on December 23, 2025.

Any document of the type required by National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements and the independent auditor’s report thereon (in each case, including exhibits containing updated earnings coverage information), management’s discussion and analysis and information circulars of the Company, filed by the Company with securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and for the duration of the Offering, shall be deemed to be incorporated by reference into this Prospectus Supplement. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.
Any statement contained in this Prospectus Supplement, in the accompanying Shelf Prospectus or in any document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained herein or in the accompanying Shelf Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein or in the accompanying Shelf Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement.
References to our website in any documents that are incorporated by reference into this Prospectus Supplement and the Shelf Prospectus are inactive textual references only and do not incorporate by reference the information on such website into this Prospectus Supplement or the Shelf Prospectus, and we disclaim any such incorporation by reference.
MARKETING MATERIALS
Any “template version” of any “marketing materials” (each as defined in National Instrument 41-101 — General Prospectus Requirements) filed by the Company in connection with the Offering after the date of this Prospectus Supplement and before the termination of the distribution under the Offering is deemed to be incorporated by reference into this Prospectus Supplement and the Shelf Prospectus.
UNITED STATES REGISTRATION STATEMENT
The Company has filed the Registration Statement with the SEC under the Securities Act, pursuant to the multijurisdictional disclosure system adopted by the SEC and the Canadian securities regulatory authorities. This Prospectus Supplement and the Shelf Prospectus form part of the Registration Statement. This Prospectus Supplement and the Shelf Prospectus do not contain all of the information set out in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the Registration Statement”.
NON-IFRS MEASURES
The Company prepares and reports its financial statements in accordance with IFRS as issued by the International Accounting Standards Board. However, this Prospectus Supplement and the documents incorporated by reference herein include non-IFRS financial measures, namely EBITDA Loss and Adjusted EBITDA Loss. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, the Company provides these measures as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. EBITDA Loss and Adjusted EBITDA Loss are used to provide investors with a supplemental measure of the Company’s operating performance and thus highlight trends in Cizzle’s core business that may not otherwise be apparent when relying solely on IFRS measures. The Company’s management also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Cizzle’s management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. The Company’s management believes EBITDA Loss and Adjusted EBITDA Loss are important supplemental measures of Cizzle’s performance, primarily because they and similar measures are used widely among others in the beverage and health and wellness industry as a means of evaluating a company’s underlying operating performance. Reconciliations of these non-IFRS measures to the most directly comparable IFRS measures are contained in the Company’s MD&A incorporated by reference in this Prospectus Supplement.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Prospectus Supplement, the accompanying Shelf Prospectus, and the documents incorporated by reference herein and therein contain forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by terms and phrases such as “may”, “would”, “should”, “could”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. These forward-looking statements include all matters that are not historical facts. They appear in many places throughout this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, business prospects, growth, strategies and the industry in which we operate.
Although we base the forward-looking statements contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein. In addition, even if results and developments are consistent with the forward-looking statements contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein, those results and developments may not be indicative of results or developments in subsequent periods. In particular, and without limiting the generality of the foregoing, forward-looking information in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein includes statements relating to:
•
the Company’s intended use of the net proceeds of the Offering;

•
future products and services;

•
expansion of product distribution;

•
the Company’s growth;

•
the expected contribution, ramp-up and profitability of the Manufacturing Business and of the Company’s dual branded and manufacturing operating model;

•
the approximately C$184 million of remaining contracted customer production volume at the time of acquisition of the Manufacturing Business and the related contracted minimum take-or-pay revenue, and the timing and amount of revenue expected to be realized from contract and toll manufacturing;

•
expectations regarding production capacity, capacity utilization, production efficiency, overhead absorption and unit cost improvements at The CWENCH Hydration Factory;

•
the Company’s ability to manufacture CWENCH Hydration and other products in-house and the expected cost of goods sold benefits of doing so;

•
the realization of integration benefits, synergies and operating leverage from the acquisition of the Manufacturing Business;

•
the retention and performance of contract manufacturing customers and the renewal or extension of their agreements;

•
marketing and business plans and short-term objectives;

•
the intention to grow the business, operations and potential activities of the Company;

•
revenue;

•
use of available funds;

•
business milestones and objectives;

•
the protection of intellectual property;

•
exploration of new products and opportunities;

•
future risks to operations;

•
the Company’s expectations regarding its business, financial condition and results of operations;

•
future market share;

•
the outcome of legal proceedings which involve the Company;

•
strategic plans;

•
strategic relationships with third parties;

•
the performance of the Company’s business and operations;

•
the competitive and business strategies of the Company;

•
the Company’s anticipated operating cash requirements and future financing needs;

•
the anticipated future gross revenues and profit margins of the Company’s operations;

•
the completion of the Offering and the receipt of all regulatory and stock exchange approvals in connection therewith, including listing on Nasdaq; and

•
the Company’s business objectives and milestones and the anticipated timing of execution.

These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to a number of risks and uncertainties, some of which are unknown at this time. We believe that the risks and uncertainties impacting our forward-looking statements include, but are not limited to, those described or referenced in the “Risk Factors” section of this Prospectus Supplement or of our Annual Information Form or identified in our Annual MD&A or Interim MD&A and in our subsequent regulatory filings, which include, but are not limited to, the following risks:
•
the Company’s ability to meet its obligations as they become due;

•
the Company’s ability to implement its growth strategies;

•
the Company’s competitive advantages;

•
the development of new products and product formats for the Company’s products;

•
the Company’s ability to manage any indebtedness as required;

•
the Company’s ability to obtain and maintain financing or to re-finance existing indebtedness on acceptable terms, as necessary;

•
the impact of competition;

•
changes and trends in the beverage industry and markets;

•
changes in laws, rules and regulations;

•
the Company’s ability to maintain and renew required licences;

•
the Company’s ability to maintain good business relationships with its customers, distributors and other strategic partners;

•
the Company’s ability to keep pace with changing consumer preferences;

•
the Company’s ability to protect intellectual property;

•
the Company’s ability to retain key personnel;

•
the absence of material adverse changes in the industry and in Canadian, United States or global economies;

•
the Company’s future business performance;

•
the demand for the Company’s products; and

•
the conditions of the markets that the Company serves.

These factors should not be construed as exhaustive and should be read with the other cautionary statements in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein. Although we have attempted to identify important risk factors, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results and developments to differ materially from those made in or suggested by the forward-looking statements contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein. If any of these risks materialize, or if any of the above assumptions underlying forward-looking statements prove incorrect, actual results and developments may differ materially from those made in or suggested by the forward-looking statements contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein.
CURRENCY AND EXCHANGE RATE INFORMATION
Unless otherwise indicated, all dollar amounts in this Prospectus Supplement are expressed in United States dollars. The financial statements of the Company incorporated by reference, and the table under “Consolidated Capitalization”, are presented in Canadian dollars. References to “C$” are to Canadian dollars and references to “US$” are to U.S. dollars.
The following table sets forth, for the periods indicated, the high, low, average and end of period daily rates of exchange for one United States dollar, expressed in Canadian dollars, published by the Bank of Canada during the respective periods.
	3-months Ended April 30,		Year Ended July 31,
	2025	2026	2024	2025
	(C$)	(C$)	(C$)	(C$)
Highest rate during the period	1.4603	1.3939	1.3875	1.4603
Lowest rate during the period	1.3812	1.3515	1.3205	1.3460
Average for the period(1)	1.4260	1.3726	1.3593	1.3952
Period end	1.3812	1.3624	1.3809	1.3844

(1)
The average exchange rates are calculated based on the exchange rates on the last business day of each month for the applicable period. On October 9, 2026, the Bank of Canada daily average exchange rate was US$1.00 = C$1.4271.

WHERE YOU CAN FIND MORE INFORMATION
We are subject to the full informational requirements of the securities commissions or similar regulatory authority in all provinces and territories of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we intend to file with the Canadian provincial and territorial securities commissions or similar regulatory authority. These filings are also electronically available from SEDAR+. Except as expressly provided herein, documents filed on SEDAR+ are not, and should not be considered, part of this Prospectus Supplement or the Shelf Prospectus.
Cizzle has filed with the SEC under the Securities Act the Registration Statement relating to the Common Shares being offered hereunder, of which this Prospectus Supplement and the accompanying Shelf Prospectus form a part. This Prospectus Supplement and the accompanying Shelf Prospectus do not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus Supplement but contained in the Registration Statement will be available on EDGAR on the SEC’s website at www.sec.gov.
As a “foreign private issuer”, Cizzle is exempt from the rules under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) prescribing the furnishing and content of proxy statements, and Cizzle’s officers and directors and beneficial owners of 10% or more of its Common Shares are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Cizzle’s reports and other information filed with or furnished to the SEC are available on EDGAR at www.sec.gov as well as from certain commercial document retrieval services.

MARKET AND INDUSTRY DATA
Market and industry data presented in this Prospectus Supplement or the Shelf Prospectus or incorporated by reference herein or therein was obtained from third-party sources and industry reports and from publications, websites and other publicly available information, as well as industry and other data prepared by us or on our behalf on the basis of our knowledge of the markets in which we operate, including information provided by suppliers, partners, customers and other industry participants.
We believe that the market and industry data presented in this Prospectus Supplement or the Shelf Prospectus, or incorporated by reference herein or therein is accurate and, with respect to data prepared by us or on our behalf, that our estimates and assumptions are currently appropriate and reasonable, but there can be no assurance as to the accuracy or completeness thereof. None of the Company or the Underwriter has independently verified any data from third-party sources referred to in this Prospectus Supplement, the Shelf Prospectus or the documents incorporated by reference herein or therein. Market and industry data is subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in statistical surveys.

THE BUSINESS OF THE COMPANY
Our Purpose
The Company’s mission is to elevate the game in health & wellness by positioning itself at the forefront of an emerging secular shift happening in consumer markets. Specifically, consumers are becoming increasingly aware of how unhealthy foods continue to have a significantly negative impact on health and quality of life. Globally, obesity rates have tripled since 1975 and increased nearly 33% since 2018. In the United States, 42.4% of adults and 19.7% of children are classified as obese. As a result, the number of people with Type 2 diabetes has increased five-fold since 1980, with 34.2 million Americans now having Type 2 diabetes and rates climbing more steeply in children and young adults.
The Company views the primary driver of the changes noted above to be diet, with ultra-processed foods often being rich in added sugars, unhealthy fats, and artificial ingredients. Sugar has become the new “bad word” in the world of health & wellness.
While some consumers attempt to eat healthier, their choices are often unappetizing, uninspired or expensive. This has created an opportunity for companies with strong brands, high quality ingredients and premium products to thrive.
The Company seeks to provide consumers with high-performing alternatives that are healthy, taste great, and meet their needs.
Our Business
The Company’s first product to market is CWENCH Hydration, which is a premium hydration product positioned for the C$97 billion functional drinks industry, in which demand for premium and zero sugar products are the fastest growing categories (51% and 46%, respectively). Containing no sugar, only 10 calories and 5+ performing electrolytes, CWENCH Hydration is a next generation sports hydration drink developed by strength coach, Andy O’Brien, and the team at Cizzle Brands.
The Company’s second product line to market is SPOKEN Nutrition, a premium brand of athlete-grade nutraceuticals that carry the prestigious NSF Certified for Sport® qualification, making SPOKEN products eligible for use by athletes in several major-league and minor-league organizations, as well as the NCAA.
The Company’s third product line to market is HappiEats, its line of food products. The first product launched under the HappiEats brand is Sport Pasta, a high-protein, lower glycemic index pasta designed for athletes of all ages. The second product is SnakStars Sport Bites, a brand of high-fibre, high-protein snack products fortified with 8g – 12g of protein designed for the youth snack market.
The initial focus was to generate endorsements from athletes with strong awareness in some of the Company’s key demographics. As CWENCH Hydration was formulated by Andy O’Brien to meet the needs of his clients, it has been endorsed by professional athletes, including 2024 National Hockey League (“NHL”) MVP and Colorado Avalanche forward, Nathan MacKinnon, Montreal Canadiens forward, Cole Caufield, National Basketball Association (“NBA”) All-Star and Miami Heat forward, Andrew Wiggins, Canadian Olympic soccer player, Adriana Leon, and up-and-coming professional hockey players Gavin McKenna, Chloe Primerano and Jade Iginla. To date, the Company’s products have been ordered by more than 21 NHL teams, 21 Major League Baseball teams, 5 NFL teams and 4 NBA teams.
The Company has been focused on building awareness in key foundational accounts, with a specific emphasis on youth hockey. It has entered into a sponsorship with the NHL’s Ottawa Senators to become the Official Sports drink of the Senators and to launch a limited-time flavour of CWENCH Hydration called PowerPlay Punch that will be branded with the Senators’ logo and sold in the Capital Region of Canada, as well as sponsorships with USA Hockey, the national governing body for the sport of ice hockey in the United States that includes more than one million players, coaches, officials and volunteers across the country, and Massachusetts Hockey, Minnesota Hockey and Michigan Amateur Hockey Association, the organizing bodies for youth hockey in those states, where hockey remains one of the predominant sports for kids. In addition, the Company has sponsored over 500 youth hockey teams across Canada, as well as key tournaments and the naming rights to The CWENCH Centre, a Canlan Community, a sports facility in Toronto, Ontario.
The Manufacturing Business
The addition of contract manufacturing capabilities of The CWENCH Hydration Factory is a deliberate extension of the Company’s long-term strategy. While brand development and consumer market penetration remain core priorities, management expects contract and toll manufacturing to provide a scalable source of cash flow that strengthens overall operating leverage. The profitability generated through third-party manufacturing is intended to support reinvestment into brand building, innovation, and cost optimization initiatives across the Company’s owned product portfolio. Management anticipates that, as the integrated business model develops, it may result in more consistent margins and improved allocation of fixed costs, potentially supporting steady growth for the Company.
At the time of Acquisition (as defined herein), the manufacturing business had approximately C$184 million in remaining contracted customer production volume, of which approximately C$158 million represents contracted minimum revenue payable under take-or-pay provisions, in each case subject to the terms of the underlying customer agreements. These contracted volumes provide multi-year baseline demand visibility and support a phased ramp in manufacturing activity over several fiscal periods.

The Acquisition is intended to enhance the Company’s market position and operational capabilities; however, the discussion of results below focuses on actual operating performance during the reporting period rather than anticipated integration or synergy benefits.
Additional information about our business is included in the documents incorporated by reference into this Prospectus Supplement and the Shelf Prospectus, which are available under our profile on SEDAR+ and on EDGAR.
Recent Developments
On December 23, 2025, the Company, through Cizzle Brands Acquisition Inc., a wholly-owned indirect subsidiary, acquired all of the issued and outstanding shares of Flow Water Inc. from RI Flow Sub LLC for an aggregate purchase price determined in accordance with the share purchase agreement, subject to customary post-closing adjustments. Immediately before closing, the assets relating to Flow Water’s branded consumer packaged goods business, including brand-related intellectual property and trademarks, were transferred to an entity owned by the Vendor. Accordingly, the Company acquired the beverage co-manufacturing business (the “Manufacturing Business”). Following closing, Flow Water Inc. was renamed Cizzle Brands Manufacturing Inc. and its Aurora, Ontario facility became known as the CWENCH Hydration Factory. See “The Acquisition”.
On May 5, 2026, the Company completed a senior secured convertible note financing with Ascent Partners Fund LLC (“Ascent”) for gross proceeds of US$6.2 million. The Company issued a senior secured convertible promissory note in the principal amount of US$6,720,867.21 (the “Ascent Note”), 21,460,534 common share purchase warrants and 429,210 Common Shares as a one-time closing fee. The Ascent Note has an 18-month term, bears interest at 9.5% per annum payable monthly, and is convertible into Common Shares at a conversion price equal to the United States dollar equivalent of C$0.32 per Common Share, subject to customary adjustments. The Ascent Note is secured by a second-priority lien over substantially all of the Company’s assets and is guaranteed by certain subsidiaries. In connection with the Offering, the Company has agreed to repay Ascent US$413,333.33 from the proceeds of the Offering and Ascent: (i) will convert 25% of the Ascent Note into Common Shares in accordance with the terms thereof; (ii) has entered into a standstill and lockup agreement, pursuant to which it will not sell any shares of the Company for a period of ninety (90) days from Closing; and (iii) intends to participate in the Offering.
On August 19, 2026, the Company filed a registration statement on Form F-10 with the SEC under the multijurisdictional disclosure system and announced its intention to list the Common Shares on a national securities exchange in the United States. The Company has applied to list the Common Shares on Nasdaq under the trading symbol “CZZL”. The proposed United States listing is intended to broaden access to United States institutional and retail investors, improve trading liquidity and enhance the Company’s market visibility.
On September 29, 2026, the Company announced that it had entered into a multi-year agreement with Maple Leaf Sports & Entertainment making CWENCH Hydration the Official Sports Drink of the Toronto Maple Leafs and the Toronto Marlies. The agreement further gives Cizzle a presence across the Maple Leafs’ ecosystem: virtual dasherboard advertising during the broadcasts of 20 home games at Scotiabank Arena each season; rinkboards and murals at the Ford Performance Centre, where the team practises; digital and social media inventory; and product sampling at select home games. CWENCH will also be on the Toronto Marlies bench at Coca-Cola Coliseum in CWENCH branded bottles and towels.
THE ACQUISITION
Overview and Rationale
On December 23, 2025 (the “Acquisition Date”), Cizzle, through its indirect wholly owned subsidiary Cizzle Brands Acquisition Inc. (“AcquireCo”), indirectly acquired all of the issued and outstanding shares of Flow Water Inc. from RI Flow Sub LLC (the “Vendor”), a Delaware limited liability company (the “Acquisition”), pursuant to a share purchase agreement dated as of December 23, 2025 (the “Agreement”). The Acquisition resulted in the indirect acquisition by Cizzle, by way of share purchase transaction, of the Tetra Pak co-manufacturing business of Flow Water Inc. (the “Acquired Business”), being the business of production services and co-packaging of beverages in Tetra Pak format, as further described below under the heading

“Background: Restructuring and Spin-Out”. On December 30, 2025, following completion of the Acquisition, Flow Water Inc. filed articles of amendment to change its corporate name to “Cizzle Brands Manufacturing Inc.” (“CBMI”).
The Company is a consumer-packaged goods company operating in the emerging “better-for-you” category of prepared foods. The Acquisition is consistent with the Company’s growth strategy and provides the Company with a Tetra Pak co-manufacturing facility capable of producing beverages for both proprietary and third-party brands, expanding the Company’s production capabilities and product offerings. The Acquired Business is expected to make a meaningful contribution to the Company’s consolidated revenues following the closing of the Acquisition (the “Closing”), supported by its existing take-or-pay contractual commitments.
Background: Restructuring and Spin-Out
Flow Water Inc. was previously a wholly owned subsidiary of Flow Beverage Corp. (“Flow Beverage”), which was a Canadian public company with its subordinate voting shares listed on the Toronto Stock Exchange under the symbol “FLOW”.
In August 2025, Flow Beverage and its subsidiaries entered receivership following demand letters from NFS Leasing Canada Ltd. and RI Flow LLC, affiliates of the Vendor. On September 8, 2025, the Ontario Superior Court of Justice (Commercial List) (the “Court”) appointed Richter Inc. as receiver. The restructuring (the “Restructuring”) culminated in a reverse vesting order granted by the Court on October 7, 2025 (the “RVO”), pursuant to which the Vendor indirectly acquired all of the issued and outstanding shares of Flow Water Inc. The Vendor owned and operated Flow Water Inc. from the date of the RVO until the Closing.
Immediately prior to the Closing, Flow Water Inc. completed a series of transactions (the “Spin-Out” or the “Pre-Closing Reorganization”) transferring to the Vendor or affiliates thereof (including Flow Canada LLC (“BrandCo”)) the assets relating to Flow Water Inc.’s marketing and distribution business and associated branding and intellectual property including the Flow brand and related trademarks (collectively, the “Excluded Assets” and the business associated therewith, the “Spun-Out Business”). The Vendor fully indemnified the Company against any losses arising out of or relating to the Pre-Closing Reorganization or the Excluded Assets.
Principal Terms of the Agreement
The total consideration payable by AcquireCo to the Vendor for the sale of all of the issued and outstanding shares of Flow Water Inc. (the “Purchased Shares”) and the performance by the Vendor of its obligations under the Agreement was: (a) US$32,823,789.89, plus (b) C$38,548,358.94, plus (c) an amount equal to the aggregate actual cash balances of Flow Water Inc. as at 11:59 p.m. ET on the day preceding the Acquisition Date (the “Financial Adjustment Time”), as set forth in a closing certificate delivered by the Vendor, minus (d) an amount equal to the indebtedness of Flow Water Inc. as at the Financial Adjustment Time, and (e)(i) minus an amount equal to the inventory deficit, if any, or (ii) plus an amount equal to the inventory surplus, if any (the “Purchase Price”). Inventory was valued using Flow Water Inc.’s perpetual inventory records.
The Purchase Price was satisfied at Closing by: (i) AcquireCo entering into a secured promissory note in the principal amount of C$22,250,000 in favour of the Vendor (the “VTB Note”); and (ii) AcquireCo (or the Company on behalf of AcquireCo) making a cash payment representing the balance of the Purchase Price (the “Cash Consideration”) to the Vendor. The Acquisition was completed concurrently with the execution of the Agreement on December 23, 2025.
The Acquisition constituted a “significant acquisition” for the purposes of Part 8 of National Instrument 51 – 102 — Continuous Disclosure Obligations (“NI 51 – 102”) as it satisfies two or more of the significance tests set out in subsection 8.3(2) of NI 51 – 102.
The Agreement contains customary representations and warranties made by the Vendor to AcquireCo and the Company relating to, among other things, corporate status, title to the Purchased Shares, financial statements, no undisclosed liabilities, conduct of business in the ordinary course since the RVO, compliance with laws, title to assets, material contracts, intellectual property, employees, tax matters, environmental matters, customers and suppliers, litigation and insurance. The representations and warranties of the Vendor relating to periods prior to the RVO are generally qualified to the knowledge of the Vendor. The Agreement also contains customary representations and warranties of AcquireCo and the Company.
The Vendor agreed to indemnify the Company against losses arising from, among other things: breach of covenants or warranties; pre-closing taxes; liabilities not taken into account in the Purchase Price; the Pre-Closing Reorganization and Excluded Assets; a specified product quality matter; and certain third-party claims arising prior to Closing (subject to specified caps and time limits). No claim may be made until aggregate losses exceed C$400,000, and the maximum combined liability is capped at C$15,000,000, subject to exceptions for fundamental representations, tax matters, and fraud (which are not subject to the general threshold or cap but rather capped at the Purchase Price other than for fraud).
Financing the Acquisition
The Company financed the cash component of the Purchase Price through a senior secured term loan credit facility (the “Credit Facility”) from OIC, L.P., or one or more affiliates thereof (collectively, “OIC”), an arm’s length third-party lender. The Credit Facility has a five-year term and bears interest at 12% per annum, paid quarterly in arrears in cash, or, subject to certain conditions and for a limited time, in kind. The Credit Facility is senior secured with a first lien on all assets of CBMI and is guaranteed by the Company and its manufacturing-related subsidiaries. At Closing, the proceeds of the Credit Facility were used to fund the United States dollar component of the Cash Consideration in the amount of US$32,823,789.89.
The Credit Facility contains restrictive covenants and events of default customary for an agreement of this nature. At Closing, the Company issued 7,500,000 common share purchase warrants to OIC with an exercise price of C$0.40 per common share, which expire on December 23, 2030.
AcquireCo also satisfied a portion of the Purchase Price through the issuance of the VTB Note in favour of the Vendor in the principal amount of C$22,250,000. The VTB Note bears interest at 12% per annum and is secured by a pledge of the shares of 17550154 Canada Inc., a wholly owned subsidiary of the Company which is the direct holder of all of the issued and outstanding common shares of AcquireCo, pursuant to a share pledge agreement between the Company and the Vendor, and was originally scheduled to mature on December 23, 2026. In anticipation of the Offering, the Company and the Vendor negotiated an amendment whereby US$10,000,000 will be repaid on the closing of the Offering and the balance of the VTB Note will mature on December 31, 2027. The Vendor, the Company and CBMI are subject to certain restrictive covenants relating to the maintenance of CBMI’s business. In the event the Vendor enforces its security, the structure contemplates that the Vendor will assume the Credit Facility and the Company will be absolved of liability thereunder. The net proceeds of the Offering will not be sufficient to repay the VTB Note in full. See “Risk Factors Relating to the Acquisition — Indebtedness Incurred in Connection with the Acquisition”.
Concurrent Financing.   Concurrently with the Acquisition, the Company completed non-brokered private placement financings for aggregate gross proceeds in excess of C$10,000,000, as required under the Credit Facility, consisting of: (i) a unit offering at a price of C$0.40 per unit, with each unit comprised of one common share and one-half of one common share purchase warrant exercisable at C$0.60 per share for 24 months; and (ii) entered into convertible notes with K2 Principal Fund L.P. (“K2”) and Fattore Glen Investments Inc. (“Fattore Glen”) in the aggregate principal amount of C$7,500,000. The convertible notes bear interest at 7.2% per annum, are convertible at C$0.32 per common share and have a 3-year maturity. Net proceeds from the private placements were used to fund the Acquisition and provide incremental working capital for the combined operations. In connection with the Offering, subject to certain conditions: (i) K2 will convert 50% of its convertible notes into Common Shares in accordance with the terms thereof; (ii) Fattore Glen will convert 100% of its convertible notes into Common Shares in accordance with the terms thereof; and (iii) K2 and Fattore Glen will enter into standstill and lock-up agreements pursuant to which they will not sell any shares of the Company for a period of ninety (90) days from Closing.
Remaining Balance.   The remaining balance of the Canadian dollar consideration was satisfied using available cash resources of the Company.
Abbreviated Financial Statements and Exemptive Relief
In connection with the Acquisition, the Company received exemptive relief (the “Order”) from the Ontario Securities Commission from the requirement to include certain historical financial statements that would otherwise be required under section 8.4 of NI 51-102. The exemption was granted on the condition that the Company includes abbreviated financial statements (the “Abbreviated Financial Statements”) in the business acquisition report and any prospectus, consisting of: (a) audited statements of assets acquired and liabilities assumed as at July 31, 2025 and December 23, 2025; (b) an unaudited statement of assets acquired and liabilities assumed as at October 31, 2024; (c) an audited statement of direct revenues and expenses for the nine months ended July 31, 2025; and (d) an unaudited statement of direct revenues and expenses for the year ended October 31, 2024. The Abbreviated Financial Statements are included in the Company’s business acquisition report filed on SEDAR+ and incorporated by reference into this prospectus supplement. In addition to the Abbreviated Financial Statements, the business acquisition report includes a pro forma balance sheet as at July 31, 2025, a pro forma income statement for the year ended July 31, 2025 that includes the Company’s consolidated statements of income and comprehensive income for the year ended July 31, 2025, and a constructed statement of the direct revenues and expenses of the Acquired Business for the nine month period ended July 31, 2025. The pro forma financial information contained in the business acquisition report reflects a preliminary allocation of the purchase price paid for the Acquired Business.
As further described in the Order, full carve-out financial statements of the Acquired Business are impracticable because, among other things: (a) Flow Beverage never maintained distinct accounts for the Acquired Business, which was not accounted for as a separate entity, subsidiary or division and did not represent a separate reporting or operating segment; (b) the Acquired Business was integrated into other businesses of Flow Beverage, including the Spun-Out Business and other assets disposed of as part of the Restructuring; (c) Flow Beverage did not maintain separate sales and marketing or general and administrative support functions for the Acquired Business; (d) vendor invoices were placed on hold during the Restructuring, causing timing differences and impacting liability identification; and (e) staff turnover, invoice holds and post-receivership adjustments led to gaps in documentation, constraining auditability. Management has relied on estimates and professional judgment, and the assumptions required to produce full carve-out financial statements would be arbitrary and speculative. Investors should refer to the Abbreviated Financial Statements and accompanying notes for important information regarding the basis of presentation and limitations.
Transition Services
In connection with the Acquisition, the Company, AcquireCo and BrandCo entered into a transition services agreement dated December 23, 2025 (the “Transition Services Agreement”). Under the Transition Services Agreement, BrandCo is obligated to supply materials necessary for the continued operation of the Acquired Business and is responsible for the costs of installation and commissioning of additional production line equipment. The agreement further provides for the transition of insurance policies, utility and service contracts, technology services and IT systems, regulatory certifications, and BrandCo’s assistance with financial reporting and audit support through the later of the successful filing of the Company’s business acquisition report or its first two quarterly financial filings following Closing. The Transition Services Agreement also governs employment transition matters and terminates 60 days following the achievement of certain transition milestones.
DESCRIPTION OF THE ACQUIRED BUSINESS
Overview of Operations
The Acquired Business consists of the Tetra Pak co-manufacturing business of CBMI, providing co-manufacturing and production services for both proprietary and third-party brands using Tetra Pak packaging technology. The co-manufacturing business represents only a portion of the overall business that Flow Beverage historically operated; the marketing and distribution business and associated branding and intellectual property were retained by the Vendor as Excluded Assets in connection with the Spin-Out.
The operations of the Acquired Business are conducted at two adjacent leased industrial properties in Aurora, Ontario (collectively, the “Facility”). The Facility houses the Tetra Pak manufacturing equipment and related inventories necessary for continuous beverage production.
The Facility maintains key food-production certifications and registrations necessary to serve Canadian and United States customers, including: Safe Food for Canadians Act (SFCA) Licence; United States FDA

Registration; NSF International GMP/HACCP Certification; OU Kosher Certification; and CRA Licences for alcohol production.
Take-or-Pay Contracts
As of the Acquisition Date, the Acquired Business had approximately C$184 million of remaining contracted manufacturing volume under existing customer agreements. These customer contracts include “take-or-pay” provisions under which customers are contractually required to make minimum payments of approximately C$158 million in aggregate over the remaining terms of the agreements, even if they do not purchase any of their contracted volumes (the “Contracted Minimum Revenue”). Contracted Minimum Revenue is not a forecast or a guarantee of revenue; it depends on customers performing their obligations and is subject to the termination and other provisions of the agreements. As at October 1, 2026, approximately C$160 million of contracted volume and C$136 million of Contracted Minimum Revenue remained. Current manufacturing clients include BeatBox (in which Anheuser-Busch acquired an 85% interest in 2026) and the Spun-Out Business, being the Flow brand.
In the aggregate, these “take-or-pay” contracts represent certain minimum annual volume (“MAV”) commitments, with commitment periods extending through 2027 (for non-alcoholic products) and 2030 (for alcoholic products). In the event a customer fails to purchase its MAV in any contract year, the customer is required to pay a shortfall amount calculated by reference to the unpurchased volume and the applicable co-pack fee.
These “take-or-pay” contracts were a key factor in the Company’s decision to acquire the Acquired Business and in establishing the Purchase Price, as they provide a base level of contracted revenue visibility.
In addition, CBMI entered into a manufacturing services agreement with Flow Canada LLC dated as of the Acquisition Date, pursuant to which CBMI continues to manufacture Flow-branded products at the Facility. There can be no assurance that customers will purchase volumes in excess of MAVs or that they will not seek to terminate or renegotiate their agreements.
Prior to the Acquisition, Flow Water Inc. served as the outsourced manufacturer for Cizzle’s flagship ready-to-drink (RTD) product, CWENCH Hydration. By owning the manufacturing process through the Acquisition of Flow Water Inc., Cizzle secured its supply chain, removed third-party margin, and gained full control over production scaling for its ready-to-drink products.
RISK FACTORS RELATING TO THE ACQUISITION
An investment in the securities of the Company is subject to certain risks. In addition to the risk factors described elsewhere in this prospectus supplement and in the documents incorporated by reference herein, prospective investors should carefully consider the following risk factors relating to the Acquisition before making an investment decision. These risk factors are in addition to, and should be read together with, the risk factors contained or incorporated by reference herein.
Undisclosed Liabilities
In connection with the Acquisition, there may be liabilities that the Company failed to discover or was unable to quantify in its due diligence. The historical financial records of the Acquired Business are incomplete and could not be audited to produce full carve-out financial statements. While the Vendor has provided customary representations and indemnification in respect of pre-closing matters, the maximum aggregate indemnification cap of C$15,000,000 may not be sufficient to fully compensate the Company for all undisclosed liabilities. Any such liabilities could have a material adverse effect on the Company’s business, financial condition and results of operations.
Failure to Successfully Integrate the Acquired Business
The Company’s ability to realize the anticipated benefits of the Acquisition will depend in part on successfully integrating the Acquired Business into existing operations in a timely and efficient manner. Integration may present challenges, including harmonization of production processes, integration of administrative and financial systems, and retention of key customer and supplier relationships. The Acquired Business previously operated within the broader structure of Flow Beverage and did not maintain its own administrative support functions; accordingly, the Company must establish and operationalize these functions on a stand-alone basis. The Company is currently reliant on the Transition Services Agreement for BrandCo’s assistance during the transition period; termination or expiry of that agreement before the Company has fully internalized these functions could disrupt operations. There can be no assurance that the Company will successfully integrate the Acquired Business. Failure to achieve the expected integration could have a material adverse effect on the Company’s business, financial condition and results of operations.
Failure to Realize Anticipated Benefits of the Acquisition
The Company completed the Acquisition with the expectation of certain benefits, including expanded production capabilities, commissioning of additional production line equipment, and the revenue associated with take-or-pay contractual commitments. There is a risk that some or all of these expected benefits will fail to materialize, or may not occur within anticipated time periods. Realization of such benefits may be affected by factors beyond the Company’s control, including the willingness of counterparties to fulfil their contractual obligations, general economic conditions, changes in customer demand for co-manufactured products, the Company’s ability to operate the manufacturing facility at projected levels, and the successful commissioning of new production line equipment. No assurance can be given that the Company’s forward-looking revenue projections or cost estimates, including those underpinning the purchase price determination, will prove to be accurate.
Indebtedness Incurred in Connection with the Acquisition
The Company incurred significant indebtedness to finance the Acquisition, including the Credit Facility, the VTB Note and the convertible notes issued to K2 and Fattore Glen (see “The Acquisition — Financing the Acquisition”). As part of the Offering, the Company will satisfy a portion of this indebtedness by repaying US$10,000,000 under the VTB Note on completion of the Offering and will remove certain debt obligations via the conversion of certain convertible notes. Notwithstanding these improvements to the Company’s indebtedness, the remaining indebtedness could limit the Company’s ability to obtain additional financing, require substantial cash flow to be dedicated to debt service, make the Company more vulnerable in an economic downturn, and restrict operations through Credit Facility covenants. Failure to repay the Credit Facility or the VTB Note prior to maturity or to service the debt could trigger enforcement proceedings that could result in the loss of the Acquired Business. As at October 1, 2026, the Company had approximately C$107,306,008 of indebtedness outstanding, including approximately US$42,577,083 under the Credit Facility, C$24,406,539 under the VTB Note, US$6,720,867 under the Ascent Note, US$2,951,200 under the NFS Promissory Note, C$7,500,000 principal amount outstanding under the K2 and Fattore Glen convertible notes and approximately C$981,004 under the eCapital asset backed loan. The VTB Note, as amended, matures on December 31, 2027. The Company is currently generating negative operating cash flow. As a result, the Company does not expect the net proceeds of the Offering to be sufficient to repay the VTB Note at maturity, and the Company will need to extend or refinance the VTB Note or raise additional debt or equity financing. The Company has no commitment for any such extension or financing, and there is no assurance that one will be available on acceptable terms or at all. Additional equity financing would dilute purchasers in the Offering, and additional debt financing may require the consent of the Company’s existing lenders. A default under the VTB Note may also constitute a default under the Credit Facility and the Ascent Note. These conditions indicate the existence of a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern.
Dependence on the Transition Services Agreement
The Company is currently dependent on the Transition Services Agreement for certain operational and administrative functions. If BrandCo fails to perform its obligations or if the transition is delayed or incomplete, the Company’s ability to operate the Acquired Business could be materially adversely affected. The Company must internalize all functions before the agreement expires. The Acquired Business also requires certain regulatory certifications and permits to operate, several of which are scheduled to expire within the next 12 to 18 months. Failure to maintain required certifications could result in the inability to produce products for certain customers or regulatory enforcement action.

Customer Concentration
A substantial majority of the revenue of the Acquired Business is derived from a small number of customers, principally BeatBox and the Spun-Out Business. The loss of, or a material reduction in volumes from, either of those customers, or a failure by either to perform its take-or-pay obligations, would have a material adverse effect on the Company’s business, financial condition and results of operations. BeatBox is now majority-owned by Anheuser-Busch, which has its own manufacturing capacity and may elect not to renew or extend its agreement on expiry, or may seek to assign, terminate or renegotiate that agreement. The Company’s agreement with the Spun-Out Business is with a party affiliated with the Vendor, and that commercial relationship may be affected by any dispute under the Agreement, the VTB Note or the Transition Services Agreement.
Foreign Private Issuer Status
The Company is a “foreign private issuer” within the meaning of the rules under the U.S. Exchange Act and, upon listing, will be entitled to rely on exemptions from certain Nasdaq corporate governance requirements and from certain rules under the U.S. Exchange Act. The Company may lose that status, and there is no assurance that it will continue to satisfy the conditions for it. See “Risk Factors”.
RISK FACTORS
An investment in our Common Shares involves a high degree of risk. You should carefully consider the risks and uncertainties contained in, or incorporated by reference into, this Prospectus Supplement, including, without limitation, the risk factors identified in our Annual MD&A and Interim MD&A incorporated by reference into this Prospectus Supplement and under “Risk Factors” in our Annual Information Form, also incorporated by reference herein which are available under our profile on SEDAR+. If any of the risks discussed in this Prospectus Supplement actually occur, alone or together with additional risks and uncertainties not currently known to us, or that we currently deem immaterial, our business, financial condition, results of operations and prospects, and your investment in the Offered Shares, may be materially adversely affected. If this were to occur, the value of our Common Shares may decline and you may lose all or part of your investment.
Future sales, or the perception of future sales, of Common Shares by existing shareholders or by us, or future dilutive issuances of Common Shares by us, could adversely affect prevailing market prices for the Common Shares.
Our Articles permit us to issue an unlimited number of Common Shares and an unlimited number of preferred shares, which are issuable in series on terms to be fixed by the board of directors. We anticipate that we will, from time to time, issue additional Common Shares or other securities convertible or exercisable for Common Shares, including pursuant to the exercise of stock options and warrants that were granted prior to this Offering. Subject to the requirements of Cboe Canada, we will not be required to obtain the approval of shareholders for the issuance of additional Common Shares or other securities convertible or exercisable for Common Shares. In addition, we intend to follow Canadian requirements in lieu of the listing rules of Nasdaq that require that we obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of our company, certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and certain issuances in connection with acquisitions of the stock or assets of another company.
As a result, we do not expect to be subject to the Nasdaq shareholder approval rules in connection with any such issuance. Any further issuances of Common Shares or other securities convertible or exercisable for Common Shares, will result in immediate dilution to existing shareholders. Furthermore, issuances of a substantial number of additional Common Shares or other securities convertible or exercisable for Common Shares or the perception that such issuances could occur, may adversely affect the prevailing market price for the Common Shares.

The Common Shares of the Company do not currently trade on a stock exchange in the United States and the Company does not know whether a market for the Common Shares will develop to provide you with adequate liquidity. The market price of the Common Shares may be volatile after this Offering, and you could lose a significant part of your investment.
The Common Shares are currently listed only on Cboe Canada and trade in the United States on the over-the-counter market under the trading symbol “CZZLF”. Prior to this Offering, the Common Shares have not been listed on a stock exchange in the United States. If an active trading market does not develop in the United States, you may have difficulty selling any of the Common Shares that you buy. The Company cannot predict the extent to which investor interest in the Company will lead to the development of an active trading market on the Nasdaq or otherwise, or how liquid that market might become. The price of the Common Shares in this Offering may not be indicative of prices that will prevail in the United States trading market following the Offering.
The market price of the Common Shares on Cboe has fluctuated in the past and the Company expects it to fluctuate in the future, and it may decline. Consequently, you may not be able to sell the Common Shares at prices equal to or greater than the price paid by you in this Offering. In addition to the risks described above and in the Annual Information Form, the market price of the Common Shares may be influenced by many factors, many of which are beyond the Company’s control, including:
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actual or anticipated variations in the Company’s operating results;

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the failure of financial analysts to initiate or maintain coverage of the Common Shares after this Offering, changes in financial estimates by financial analysts, or any failure by the Company to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow the Common Shares or the shares of the Company’s competitors;

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announcements by the Company or the Company’s competitors of significant contracts or acquisitions;

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additions and departures of key personnel;

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announcement or expectation of additional financing efforts;

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changes in accounting principles;

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changes in general market and economic conditions;

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future sales of the Common Shares; and

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investor perceptions of the Company and the industry in which the Company operates.

In addition, stock markets in general have experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of the Company, regardless of the Company’s operating performance. Listing of the Common Shares on the Nasdaq in addition to Cboe Canada may increase share price volatility on Cboe Canada and also result in volatility of the trading price on the Nasdaq because trading will be in the two markets, which may result in less liquidity on both exchanges. In addition, different liquidity levels, volumes of trading, currencies and market conditions on the two exchanges may result in different prevailing trading prices. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has sometimes been instituted against these companies. This litigation, if instituted against the Company, could adversely affect the financial condition or results of operations of the Company.
The Company will incur increased costs as a result of being a public company in the United States, and its management will be required to devote substantial time to United States public company compliance programs.
As a public company in the United States, the Company will incur additional legal, accounting, reporting and other expenses that it did not incur as a public company in Canada. The additional demands associated with being a United States public company may disrupt regular operations of the Company’s business by diverting the attention of some of its senior management team away from revenue-producing activities to additional management and administrative oversight, adversely affecting the Company’s ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing the Company’s business. Any of these effects could harm the Company’s business, financial condition and results of operations.
If the Company does not comply with new United States laws, regulations and standards to the satisfaction of regulatory or governing bodies, such regulatory bodies or third parties may initiate legal proceedings against the Company, and its business may be harmed. In the future, it may be more expensive for the Company to obtain and maintain director and officer liability insurance, and the Company may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for the Company to attract and retain qualified members of the Company’s board of directors and its committees.
The Share Consolidation may not increase the price of our Common Shares over the long-term.
On •, the Company effected the Share Consolidation, including with the view of ensuring the Common Shares meet the minimum stock price standards of Nasdaq. However, the effect of the Share Consolidation on the market price of the Common Shares cannot be predicted with any certainty, and the Company cannot assure that the Share Consolidation will accomplish this objective for any meaningful period of time, or at all. While the Company expects that the reduction in the number of outstanding Common Shares will proportionally increase the market price of the Common Shares, it cannot assure investors that the Share Consolidation will increase the market price of the Common Shares by a multiple of the consolidation ratio, or result in any permanent or sustained increase in the market price of the Common Shares. The market price of the Common Shares may be affected by other factors which may be unrelated to the number of shares outstanding, including the Company’s business and financial performance, general market conditions, and prospects for future success.
The Company will have broad discretion in the use of proceeds from this Offering.
The Company will have broad discretion concerning the use of the net proceeds of the Offering as well as the timing of any expenditures. As a result, a purchaser of Common Shares offered hereby will be relying on the judgment of the Company’s management with respect to the application of the net proceeds of the Offering. Management may use the net proceeds of the Offering in ways that an investor may not consider desirable. The results and the effectiveness of the application of the net proceeds are uncertain. If the net proceeds are not applied effectively, the Company’s financial performance and financial condition may be adversely affected and the trading price of the Common Shares could be adversely affected.
As a foreign private issuer, we are exempt from a number of rules under the United States securities laws and are permitted to file different information with the SEC than that required to be filed by United States domestic public companies.
We are a “foreign private issuer,” as defined in the SEC rules and regulations, and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, our officers and directors and beneficial owners of 10% or more of our Common Shares are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the U.S. Exchange Act and related rules with respect to their purchases of, sales of and other transactions involving our securities. While we will be required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws, the reporting deadlines under the corresponding Canadian insider reporting rules are longer than under Section 16 of the U.S. Exchange Act and the related rules. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as public companies organized in the United States. Accordingly, there may be less publicly available information concerning our company than there is for United States domestic public companies.
As a foreign private issuer, we are exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements, consents or authorizations applicable to a security registered under the U.S. Exchange Act. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we will comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the U.S. Exchange Act and Regulation FD, and shareholders should not expect to receive in every case the same information at the same time as such information would have been provided if we were a United States domestic public company.
Under a multijurisdictional disclosure system adopted in the United States and Canada (the “MJDS”), we expect to file an annual report on Form 40-F on the date on which we file our annual information form and related documents in Canada for each year during which we qualify to utilize the MJDS, and, for so long as we qualify as a foreign private issuer, we will also file with the SEC reports on Form 6-K relating to certain material events promptly after we publicly announce those events. However, because of the above exemptions for foreign private issuers, in certain instances, our shareholders will not be afforded the same protections or information generally available to investors holding shares of United States domestic public companies.
For so long as we are a foreign private issuer, we are not subject to certain Nasdaq corporate governance rules applicable to a United States issuer.
We are entitled to rely on a provision in Nasdaq’s corporate governance rules that allows us to follow certain Canadian corporate governance practices, which differ in significant respects from certain of the corporate governance requirements applicable to United States domestic public companies listed on Nasdaq.
For example, we are exempt from Nasdaq rules that require a listed United States company to (i) obtain shareholder approval for certain issuances of securities, and (ii) have a minimum quorum for any meeting of shareholders of 33 1∕3% of the outstanding voting shares. See “Foreign Private Issuer Status” for more information.
In accordance with the Nasdaq rules, our audit committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act, and Rule 10A-3 of the U.S. Exchange Act, both of which are also applicable to United States domestic reporting companies with Nasdaq listed securities. Under Rule 10A-3 of the Exchange Act, we are permitted to phase in our compliance with the independent audit committee requirements set forth in Nasdaq Rule 5605(c) and Rule 10A-3 as follows: (1) one independent member at the time of listing, (2) a majority of independent members within 90 days of listing and (3) all independent members within one year of listing. As of the date of this Prospectus Supplement, the audit committee consists of four members, two of whom meet the criteria for independence set forth in Rule 10A-3. However, our board of directors intends to cause our audit committee to comply with the transition rules within the applicable time periods.
In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to United States federal securities laws and Nasdaq listing rules and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. We plan to rely on this exemption in part. As a result, for so long as we are a foreign private issuer, our shareholders may not have the same protections afforded to shareholders of United States domestic issuers that are subject to all of Nasdaq’s corporate governance requirements.
The Company is governed by the corporate and securities laws of British Columbia, which in some cases have a different effect on shareholders than the corporate laws of Delaware, United States, and United States securities laws.
The Company is governed by the Business Corporations Act (British Columbia) (“BCBCA”) and other relevant laws, which may affect the rights of shareholders differently than those of a company governed by the laws of a United States jurisdiction, and may, together with the Company’s charter documents, have the effect of delaying, deferring or discouraging another party from acquiring control of the Company by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance. The material differences between the BCBCA and Delaware General Corporation Law (“DGCL”) that may have the greatest such effect include, but are not limited to, the following: (i) for material corporate transactions (such as mergers and amalgamations, other extraordinary corporate transactions or amendments to our articles) the BCBCA generally requires a two-thirds majority vote by shareholders, whereas DGCL generally requires only a simple majority vote; and (ii) under the BCBCA, holders of 5% or more of our shares that carry the right to vote at a meeting of shareholders can requisition a special meeting of shareholders, whereas such right does not exist under the DGCL.

Provisions of Canadian law may delay, prevent or make undesirable an acquisition of all or a significant portion of the Company’s shares or assets.
A non-Canadian person must file an application for review with the Minister responsible for the Investment Canada Act and obtain approval of the Minister prior to acquiring control of a “Canadian business” within the meaning of the Investment Canada Act, where prescribed financial thresholds are exceeded. Furthermore, limitations on the ability to acquire and hold the Common Shares may be imposed by the Competition Act (Canada). This law permits the Commissioner of Competition, or Commissioner, to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in the Company. Otherwise, there are no limitations either under the laws of Canada or in the Articles on the rights of non-Canadians to hold or vote the Common Shares. Any of these provisions may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to the Company’s shareholders.
As the Company is a Canadian corporation and some of its directors and officers are resident in Canada, it may be difficult for United States shareholders to effect service on the Company or to realize on judgments obtained in the United States.
The Company is incorporated under the provincial laws of British Columbia with its principal place of business in Canada, most of its directors and officers are residents of Canada, the experts named in this prospectus are residents of Canada, and many of the Company’s assets and the assets of such persons are located outside the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Company or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under United States securities laws. A judgment of a United States court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the United States court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. Investors should not assume that Canadian courts: (i) would enforce judgments of United States courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the United States federal securities laws or the securities or blue sky laws of any state within the United States, or (ii) would enforce, in original actions, liabilities against the Company or such persons predicated upon the United States federal securities laws or any such state securities or blue sky laws.
Similarly, some of the Company’s directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these non-Canadian residents. In addition, it may not be possible for Canadian investors to collect from these non-Canadian residents judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States based solely on violations of Canadian securities laws.
We are, and expect to continue to be for a period of time following the offering, an “emerging growth company,” which will allow us to take advantage of exemptions from, or reduced obligations with respect to, disclosure requirements under United States securities laws.
We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, (1) not being required to comply with the auditor attestation requirements of Section 404 of the United States Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, (2) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, as applicable, and (3) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have total annual gross revenue of US$1.235 billion or more; (ii) the last day of the fiscal year ending after the fifth anniversary of the closing of this Offering; (iii) the date on which we have issued more than US$1.0 billion in non-convertible debt securities during the prior three-year period; or (iv) the date we qualify as a “large accelerated filer” under the rules of the SEC, which would occur if the market value of our Common Shares held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. For so long as we remain an emerging growth company, we are permitted to and intend to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, as applicable. We cannot predict if investors will find our Common Shares less attractive because we may rely on these exemptions. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares and our share price may be more volatile.
We may lose our foreign private issuer status, which would then require us to comply with the U.S. Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the U.S. Exchange Act applicable to public companies organized in the United States. In order to maintain our current status as a foreign private issuer, either (a) a majority of our securities (based on number or voting power) must be either directly or indirectly owned of record by nonresidents and noncitizens of the United States or (b)(i) a majority of our executive officers and a majority of our directors cannot be United States citizens or residents, (ii) more than 50% of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the U.S. Exchange Act reporting and other requirements applicable to public companies organized in the United States, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in order to comply with various SEC and Nasdaq rules that apply to United States domestic reporting companies. The regulatory and compliance costs to us under United States securities laws if we are required to comply with the reporting requirements applicable to a United States domestic public company may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and is likely to make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to public companies organized in the United States, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.
We may not be able to satisfy listing requirements of the Nasdaq Capital Market or obtain or maintain a listing of our Common Shares on a United States national securities exchange.
We must meet certain financial and liquidity criteria to obtain and maintain a listing on the Nasdaq Capital Market; however, there is no guarantee that we will be able to satisfy these requirements. If we violate or fail to comply or maintain compliance with Nasdaq listing requirements, our Common Shares may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a United States national securities exchange outweighs the benefits of such listing. A delisting of our Common Shares from the Nasdaq Capital Market may materially impair our shareholders’ ability to buy and sell our Common Shares and could have an adverse effect on the market price of, and the efficiency of the trading market for, our Common Shares. The delisting of our Common Shares could significantly impair our ability to raise capital and the value of an investment in our Common Shares.
If a United States Holder (as defined under the heading “Certain United States Federal Income Tax Considerations”) is treated as owning at least 10% of our Common Shares, such holder may be subject to adverse United States federal income tax consequences.
If a United States Holder is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our Common Shares, such holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” (a “CFC”) in our group, if any. If United States shareholders collectively own more than 50% of the voting power or value of the Company or any of its non-United States subsidiaries, the Company and such non-United States subsidiaries each would be classified as a CFC.
A United States shareholder of a CFC may be required to annually report and include in its United States taxable income its pro rata share of “Subpart F income,” “net CFC tested income,” and investments in United States property by CFCs, regardless of whether the Company makes any distributions. An individual who is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a United States corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the running of the statute of limitations with respect to such shareholder’s United States federal income tax return for the year for which reporting was due.
The Company cannot provide any assurances that it will assist its investors in determining whether it or any of its non-United States subsidiaries are treated as a CFC or whether any investor is treated as a United States shareholder with respect to any such CFCs. Further, the Company cannot provide any assurances that it will furnish to any United States Holder information that may be necessary to comply with the reporting and tax paying obligations described in this risk factor. United States Holders should consult their tax advisors regarding the potential application of these rules to their investment in our Common Shares.
There could be adverse tax consequences for United States Holders (as defined under the heading “Certain United States Federal Income Tax Considerations”) if we are a passive foreign investment company.
In general, a non-United States corporation is a “passive foreign investment company” (a “PFIC”) for any taxable year if, after the application of certain look-through rules with respect to the income and assets of the corporation’s corporate subsidiaries in which the corporation owns at least 25% (by value) of the stock, (i) 75% or more of the corporation’s gross income consists of “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”)); or (ii) 50% or more of the average quarterly value of the corporation’s assets consists of assets that produce, or are held for the production of, passive income. Cash is generally a passive asset for these purposes.
Based on the expected composition of our income and assets, we do not believe that the Company was a PFIC for the 2025 taxable year, and we do not expect to be a PFIC in the foreseeable future. However, our PFIC status is a factual determination that is made on an annual basis. Because our PFIC status for any taxable year will depend on the manner in which we operate our business, the composition of our income and assets and the value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.
If we are a PFIC for any taxable year during which a United States Holder (as defined under the heading “Certain United States Federal Income Tax Considerations”) owned Common Shares, such United States Holder may be subject to certain United States tax information reporting and adverse United States federal income tax consequences as discussed under “Certain United States Federal Income Tax Considerations.” Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our Common Shares.

USE OF PROCEEDS
The net proceeds of the Offering, after deduction of the underwriting discounts and commissions and estimated expenses of the Offering, are estimated to be approximately US$•, or approximately US$• if the Option to Purchase Additional Shares is exercised in full. If the Option to Purchase Additional Shares is exercised in full, the total aggregate net proceeds to the Company are estimated to be approximately US$•, after deduction of the Underwriter’s commission payable by the Company in respect of the Additional Shares sold pursuant to the exercise of the Option to Purchase Additional Shares and the estimated expenses of the Offering.
We intend to use the net proceeds of the Offering for: (i) repayment of a portion of the indebtedness incurred to finance our acquisition of Flow Water Inc.’s beverage co-manufacturing business in December 2025, as more particularly described herein; (ii) capital expenditures to expand production capacity at The CWENCH Hydration Factory in Aurora, Ontario, including additional Tetra Pak aseptic filling and packaging capacity and related plant and equipment; and (iii) general corporate purposes, including funding ongoing operations and working capital requirements, and funding growth initiatives such as expansion of our retail and wholesale distribution, growth of our Manufacturing segment’s co-packing and toll manufacturing business, and strategic investments in or acquisitions of complementary businesses, brands, products or technologies.
As a result of our significant growth in recent periods, including the integration of the manufacturing business acquired in December 2025, and because we operate in a dynamic and rapidly evolving market for better-for-you beverages and health and wellness products, we do not believe we can state the approximate amounts of the net proceeds that will be allocated to each of the foregoing purposes with certainty.
Upon completion of the Offering, the Company will be paying a total of approximately US$10,000,000 to the Vendor in principal repayment, interest, fees and expenses.
Although the Company intends to expend the net proceeds from the Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent or necessary, and may vary materially from that set forth above, including the potential pursuit of other organic and inorganic growth opportunities. The actual use of the net proceeds may also vary depending on the size of the Offering, prevailing market conditions, the availability and terms of alternative sources of capital, the pace at which additional production capacity can be commissioned, and acquisition or strategic investment opportunities that may arise. See “Risk Factors”.
The Company is currently incurring expenditures related to its operations that have generated a negative operating cash flow. Operating cash flow may decline in certain circumstances, many of which are beyond the Company’s control. There is no assurance that sufficient revenues will be generated in the near future, and the Company may continue to incur negative operating cash flow. The Company expects to deploy a portion of its working capital to fund such negative operating cash flows or seek additional sources of funding. See “Risk Factors” in the Annual Information Form and in the documents incorporated by reference in this Prospectus Supplement.
Until used for the above purposes, the Company may invest the net proceeds that it does not immediately require in short-term marketable debt securities, cash balances, certificates of deposit, and other instruments issued by banks or guaranteed by the government of Canada or add them to working capital.
CONSOLIDATED CAPITALIZATION
The following table sets out the Company’s consolidated capitalization as at April 30, 2026 (i) on an actual basis and (ii) on an as adjusted basis to give effect to: (1)  the issuance of the Ascent Note on May 5, 2026 and the other issuances of securities since April 30, 2026 described in note (1) below; (2)  the Offering, assuming gross proceeds of US$15,000,000 and no exercise of the Option to Purchase Additional Shares; and (3) the repayment of indebtedness and the conversion of convertible notes in connection with the Offering described in notes (3) and (4) below. The table should be read in conjunction with the Annual Financial Statements and the Interim Financial Statements, along with the related notes thereto and the associated Annual MD&A and Interim MD&A incorporated by reference in this Prospectus Supplement.

	As at April 30, 2026(1)
	Actual	Adjusted
	(in thousands of C$)
Cash	$2,495	$13,985(2)
Loans and borrowings (including current portion)	$92,712	$78,574(3)(4)(5)(6)(7)
Equity attributable to shareholders:
Share capital(2)	25,985	53,588(2)(4)
Contributed surplus	4,584	4,584
Warrant reserve	4,132	4,140
Deficit	(36,015)	(37,821)
Non-controlling interest	—	—
Total equity	(1,314)	24,491
Consolidated capitalization	$91,398	$103,065

(1)
The “Adjusted” column is unaudited and is presented for illustrative purposes only. It gives effect to the following as if they had occurred on April 30, 2026: (i) the issuance of the Ascent Note on May 5, 2026, (ii) Common Shares issued since April 30, 2026 on the conversion of a C$1,000,000 note, in settlement of debt and on the exercise of broker units, (iii) the Offering, assuming gross proceeds of US$15,000,000 and no exercise of the Option to Purchase Additional Shares, and (iv) the transactions described in notes 3 and 4. The “Adjusted” column does not reflect the Company’s results of operations, cash flows, interest, changes in fair value or other changes in the ordinary course since April 30, 2026. Accordingly, the “Adjusted” cash balance is not indicative of the Company’s cash balance as at the date of this Prospectus Supplement or following Closing.

(2)
Reflects estimated net proceeds of the Offering of approximately US$13,195,000, after deducting the Underwriter’s commission and the estimated expenses of the Offering.

(3)
Reflects the repayment of US$10,000,000 of the VTB Note on Closing under an amending agreement dated October 7, 2026. If that repayment is made by the payment deadline in the amending agreement, the maturity date of the VTB Note will be extended from December 23, 2026 to December 31, 2027. As consideration for the extension, the Company will issue to the holder of the VTB Note 2,000,000 common share purchase warrants (80,000 following the Consolidation), each exercisable at the Offering Price for a term of two years. No amount is reflected in the fair value of those warrants.

(4)
Reflects a cash payment on Closing to the holder of a convertible note under a standstill agreement, applied to principal, fees and interest, and the conversion of 25% of the principal amount of the Ascent Note, 100% of the Fattore Glen Note and 50% of the K2 Note. The Ascent Note is presented at its principal amount of US$6,720,867.21 (including original issue discount), less the principal amounts repaid and converted. Following Closing, approximately US$4.6 million of principal will remain outstanding under the Ascent Note. The warrants the Company issued to Ascent in connection with the Ascent Note are classified in the Company’s financial statements as a derivative liability and are not included in the calculation of consolidated capitalization.

(5)
Includes US$2,951,200 owing under a promissory note (the “NFS Promissory Note”) in favour of NFS Capital Ltd., an affiliate of the Vendor, which matures on January  2027. Under an amendment dated October 7, 2026, the maturity date will be extended to January 2028 if, on or before January 2027, the Company prepays US$1,475,600 of principal and pays an amendment fee of US$147,560. The table does not reflect any such prepayment or extension.

(6)
Loans and borrowings in the “Adjusted” column have been adjusted for the amounts issued, repaid or converted as described above. They have not been remeasured to fair value or otherwise adjusted for the accounting effects of these transactions, which will be reflected in the Company’s financial statements for the period in which they occur.

(7)
The Company will evaluate its alternatives with respect to indebtedness maturing beyond the twelve-month period following Closing as such indebtedness comes due, which may include repayment from operating cash flows, refinancing or restructuring, having regard to market conditions and the Company’s operating cash flows at the applicable time.
DESCRIPTION OF SHARE CAPITAL
General
Our authorized share capital consists of (i) an unlimited number of Common Shares, no par value, of which 224,522,676 were issued and outstanding as of October 9, 2026, and (ii) an unlimited number of Preferred Shares issuable in series on terms to be fixed by the board of directors, of which none were issued and outstanding as of October 9, 2026. Holders of Common shares are entitled to receive notice of and one vote per Common Share at meetings of shareholders. There are no limitations on the right of nonresident or foreign owners to hold or vote their Common Shares. Holders of our Common Shares are entitled, upon any liquidation, dissolution or winding up of the Company, to share rateably in such assets of the Company as are distributable to the holders of Common Shares. There are no pre-emptive, redemption, purchase or conversion rights attaching to our Common Shares. There are no sinking fund provisions applicable to our Common Shares. Holders of our Common Shares have equal rights of participation in the dividends and other distributions of our cash, stock or property when, as and if declared thereon by our board of directors from time to time out of our assets or funds legally available therefor.
Share Consolidation
On •, 2026, the Company filed articles of amendment for the purpose of effecting the Share Consolidation on the basis that each • outstanding Common Shares became one post-consolidated Common Share and the Common Shares commenced trading on a post-consolidated basis on •. No fractional Common Shares have been issued in connection with such consolidation and, in the event that a shareholder would otherwise be entitled to a fractional Common Share upon such consolidation, such shareholder had such fractional share cancelled. Except where otherwise noted, all information in this Prospectus Supplement and the documents incorporated by reference dated on or after the date of the Share Consolidation gives effect to such share consolidation.
PRIOR SALES
The following table summarizes issuances of Common Shares, or securities convertible into or exchangeable for Common Shares, during the 12-month period preceding the date of this Prospectus Supplement. The information in the following table is presented on a pre-Share Consolidation basis.
Date	Type of Security	Number of Securities	Issuance/ Exercise Price per Security
2025-08-01	Grant of Stock Options	50,000	C$0.425
2025-08-01	Grant of RSU	440,725
2025-08-08	Grant of Stock Options	1,410,000	C$0.42
2025-08-26	Grant of Stock Options	75,000	C$0.45
2025-10-09	Exercise of Stock Options	75,985	C$0.20
2025-12-23	common shares	11,892,500	C$0.40
2025-12-23	common share purchase warrants	5,946,250	C$0.60
2025-12-23	convertible notes	7,500,000	C$0.32
2025-12-23	common shares	500,000	C$0.40
2025-12-23	common shares	71,250	C$0.40
2025-12-23	common share purchase warrants	35,625	C$0.60
2025-12-23	common share purchase warrants	7,500,000	C$0.40
2025-12-23	common shares	53,750	C$0.40
2025-12-23	common share purchase warrants	26,875	C$0.60

Date	Type of Security	Number of Securities	Issuance/ Exercise Price per Security
2026-02-02	Grant of Stock Options	200,000	C$0.385
2026-02-09	Grant of Stock Options	25,000	C$0.37
2026-02-24	Grant of Stock Options	100,000	C$0.36
2026-03-02	Grant of Stock Options	250,000	C$0.34
2026-03-05	Grant of Stock Options	170,000	C$0.34
2026-03-26	Grant of Stock Options	475,000	C$0.34
2026-03-30	Grant of Stock Options	125,000	C$0.33
2026-04-01	Exercise of Stock Options	140,369	C$0.20
2026-04-07	Grant of Stock Options	1,000,000	C$0.29
2026-05-05	common share purchase warrants	21,460,534	C$0.32
2026-05-05	common shares	429,210	C$0.34
2026-05-05	common shares	476,190	C$0.35
2026-05-05	common share purchase warrants	1,428,571	C$0.35
2026-05-05	common shares	2,857,143	C$0.35
2026-06-01	RSU Vesting	22,004	C$0.33
2026-06-11	Grant of Stock Options	1,200,000	C$0.32
2026-06-15	Warrant Exercise	203,500	C$0.20
2026-06-16	Exercise of Stock Options	32,828	C$0.20
2026-06-18	Exercise of Stock Options	15,767	C$0.20
2026-07-14	Grant of Stock Options	25,000	C$0.30
2026-07-15	Shares for Debt	1,552,595	C$0.32
2026-07-23	Grant of Stock Options	250,000	C$0.30
2026-08-19	Grant of Stock Options	470,000	C$0.335
2026-08-20	Grant of RSU	413,907	C$0.345
2026-09-04	RSU Vesting	181,859	C$0.35
TRADING PRICE AND VOLUME
The Common Shares are listed on Cboe Canada under the symbol “CZZL” and trade in the United States on the OTCQB under the symbol “CZZLF”. The following table sets forth the market price ranges and trading volumes of the Common Shares during the 12-month period preceding the date of this Prospectus Supplement, in each case on a pre-Share Consolidation basis.

	CZZLF(1)			CZZL
	Monthly High Price (in US$)	Monthly Low Price (in US$)	Monthly Volume	Monthly High Price (in C$)	Monthly Low Price (in C$)	Monthly Volume
2025
September	0.34	0.2854	16,928	0.48	0.41	1,201,118
October	0.33	0.25	151,880	0.47	0.38	1,486,324
November	0.3145	0.25	237,842	0.435	0.37	1,890,825
December	0.2854	0.25	78,675	0.41	0.325	1,909,083
2026
January	0.3	0.232	194,531	0.435	0.33	1,343,407
February	0.287	0.2241	29,079	0.39	0.3	1,179,745
March	0.2473	0.215	121,490	0.365	0.27	796,355
April	0.2746	0.0493	90,101	0.385	0.26	1,087,863
May	0.2837	0.2515	5,808	0.385	0.315	915,449
June	0.264	0.1902	54,067	0.37	0.275	1,933,133
July	0.3554	0.1808	353,594	0.51	0.26	2,220,941
August	0.42	0.1871	137,180	0.435	0.31	1,143,266
September	0.2564	0.239	13,550	0.365	0.33	262,042
October 1 – 12	N/A	N/A	50	0.40	0.28	1,233,529
PLAN OF DISTRIBUTION
General
Pursuant to the Underwriting Agreement, the Company has agreed to issue and sell the Offered Shares and the Underwriter has agreed to purchase on the Closing Date an aggregate of • Common Shares at a price of US$• per Offered Share payable in cash to the Company against delivery of the Offered Shares for aggregate gross proceeds of US$• to the Company. In consideration for their services in connection with the Offering, the Company has agreed to pay the Underwriter an Underwriter’s commission equal to US$• per Offered Share, representing 6.5% of the gross proceeds of the Offering.
The Offering is being made only in the United States. The Offered Shares will not be offered or sold to persons resident in Canada, and this Prospectus Supplement does not qualify the distribution of the Offered Shares in Canada. The Offered Shares will be offered through the Underwriter or its duly registered United States broker-dealer affiliates or agents, as applicable.
The Offering Price of US$• per Offered Share was determined by negotiation between us and the Underwriter, and the Underwriter proposes to offer the Offered Shares initially at the Offering Price. After the Underwriter has made a reasonable effort to sell all of the Offered Shares at the price specified on the cover page of this Prospectus Supplement, the Offering Price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page of this Prospectus Supplement, and the compensation realized by the Underwriter will be decreased by the amount that the aggregate price paid by the purchasers for the Offered Shares is less than the price paid by the Underwriter to us. The Underwriter may form a sub agency group including other qualified investment dealers and determine the fee payable to the members of such group, which fee will be paid by the Underwriter out of its fees. The obligation to pay the sub underwriting fee is an obligation of the Underwriter and we are not responsible for ensuring that any dealer receives this payment from the Underwriter.
The Company has granted to the Underwriter the Option to Purchase Additional Shares, which is exercisable in whole or in part and at any time for a period of 45 days after the Closing Date to purchase from the Company up to an additional 15% of the aggregate number of Offered Shares issued under the Offering on the same terms as set forth above solely to cover over allocations, if any, and for market stabilization purposes. This Prospectus Supplement, together with the Shelf Prospectus, also relates to the grant of the Option to Purchase Additional Shares and the distribution of the Additional Shares to be delivered upon the exercise of the Option to Purchase Additional Shares. A purchaser who acquires Common Shares forming part of the

Underwriter’s over allocation position acquires such Common Shares under this Prospectus Supplement, regardless of whether the Underwriter’s over allocation position is ultimately filled through the exercise of the Option to Purchase Additional Shares or secondary market purchases.
The Company also agreed to reimburse the Underwriter for certain reasonable out-of-pocket and legal expenses incurred in connection with this Offering in an amount equal to 1.0% of the Common Shares sold in this Offering, some or all of which reimbursed expenses may be deemed underwriting compensation for this Offering by FINRA.
Under the terms of the Underwriting Agreement, the Underwriter may, at its discretion terminate its obligations under the Underwriting Agreement upon the occurrence of certain stated events. The termination provisions in the Underwriting Agreement include customary “regulatory proceedings out”, “disaster out”, “material change out” and “non compliance with conditions out” clauses. The Underwriter is, however, subject to certain closing conditions, obligated to take up and pay for all of the Offered Shares that it has agreed to purchase if any of the Offered Shares are purchased under the Underwriting Agreement.
Subscriptions for Offered Shares will be received subject to rejection or allocation in whole or in part and the right is reserved to close the subscription books at any time without notice. The Closing is expected to occur on •, 2026 or such other date as we and the Underwriter may agree, but in any event not later than •, 2026.
The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under United States securities legislation.
In connection with the Offering, the Company has entered into a series of agreements with certain of its existing creditors. In particular:
•
VTB Note: the Company has entered an amendment with the Vendor, the holder of the VTB Note, whereby the Vendor has agreed to extend the maturity of the VTB Note from December 23, 2026 to December 31, 2027, subject to satisfaction of certain conditions including repayment of US$10,000,000 under the VTB Note upon Closing.

•
Ascent Note: the Company has entered into a series of agreements with Ascent including a standstill and lockup agreement whereby, amongst other things and subject to certain conditions, Ascent: (i) will convert 25% of the Ascent Note into Common Shares in accordance with the terms thereof; (ii) has entered into a standstill and lockup agreement, pursuant to which it will not sell any shares of the Company for a period of ninety (90) days from Closing; and (iii) intends to participate in the Offering.

•
K2 Note: K2: (i) will convert 50% of the K2 Note into Common Shares in accordance with the terms thereof and (ii) has entered into a standstill and lockup agreement, pursuant to which it will not sell any shares of the Company for a period of ninety (90) days from Closing.

•
Fattore Glen Note: Fattore Glen: (i) will convert 100% of the Fattore Glen Note into Common Shares in accordance with the terms thereof and (ii) has entered into a standstill and lockup agreement, pursuant to which it will not sell any shares of the Company for a period of ninety (90) days from Closing.

Underwriter’s Warrant
We have agreed to issue to the Underwriter, upon the closing of this Offering and the closing, if any, of the sale of Additional Shares, a warrant exercisable for the number of Common Shares equal to 5.0% of the total number of Common Shares sold in this Offering (the “Underwriter’s Warrant”). The Underwriter’s Warrant will be exercisable at a per share exercise price equal to 120% of the initial public offering price of the Common Shares sold in this Offering. Subject to FINRA Rule 5110(e)(1), the Underwriter’s Warrant will be exercisable, in whole or in part, from time to time after six months following the date of this Prospectus Supplement, until the expiration of the Underwriter’s Warrant on the date that is three (3) years following the closing of this Offering, in compliance with FINRA Rule 5110(g)(8)(A).
In addition, pursuant to FINRA Rule 5110, the Underwriter’s Warrant and the Common Shares underlying the Underwriter’s Warrant are deemed by FINRA to be underwriting compensation for this Offering, and, as such, they will be subject to lock-up restrictions, as required by FINRA Rule 5110(e)(1), and may not be sold during this Offering, or sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following the date of effectiveness of the Registration Statement of which this Prospectus Supplement forms a part or the commencement of sales under this Offering, except as provided in FINRA Rule 5110(e)(2).
The exercise price and the number of Common Shares issuable upon exercise of the Underwriter’s Warrant may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary cash dividend, or recapitalization, reorganization, merger or consolidation.
Listing
The Common Shares are listed on Cboe Canada under the symbol “CZZL” and trade in the United States on the OTCQB under the symbol “CZZLF”. The Company has applied to list the Common Shares qualified under the Registration Statement on Nasdaq under the trading symbol “CZZL”. Listing is subject to the Company fulfilling all of the listing requirements of the Nasdaq.
Right of First Refusal
Subject to certain conditions, the Company has granted each of Joseph Gunnar & Co., LLC and D. Boral Capital LLC a separate and independent right of first refusal to act as investment banker, book-runner, placement agent or advisor, as applicable, for each and every public and private equity (including equity line of credit and at-the-market) and convertible debt offering in the United States during the twelve (12) month period following the closing of this Offering. Pursuant to FINRA Rule 5110(g)(6)(A), this right of first refusal shall not have a duration of more than three (3) years from the commencement of sales in this Offering or the termination of the agreement between the Company and the Underwriter. Pursuant to FINRA Rule 5110, such right is deemed to be underwriting compensation for this Offering, the value of which will be 1% of the proceeds from this Offering.
Price Stabilization, Short Positions and Passive Market Making
In connection with the Offering, the Underwriter may, subject to applicable law, over allocate or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market, including: stabilizing transactions; short sales; purchases to cover positions created by short sales; and syndicate covering transactions.
Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Common Shares while the Offering is in progress. These transactions may also include making short sales of the Common Shares, which involve the sale by the Underwriter of a greater number of Common Shares than they are required to purchase in the Offering. Short sales may be “covered short sales”, which are short positions in an amount not greater than the Option to Purchase Additional Shares, or may be “naked short sales”, which are short positions in excess of that amount.
The Underwriter may close out any covered short position either by exercising the Option to Purchase Additional Shares, in whole or in part, or by purchasing Common Shares in the open market. In making this determination, the Underwriter will consider, among other things, the price of Common Shares available for purchase in the open market compared with the price at which they may purchase Common Shares through the Option to Purchase Additional Shares. If, following Closing, the market price of the Common Shares decreases, the short position created by the over allocation position in Common Shares may be filled through purchases in the market, creating upward pressure on the price of the Common Shares. If, following Closing, the market price of Common Shares increases, the over allocation position in Common Shares may be filled through the exercise of the Option to Purchase Additional Shares in respect of Common Shares at the Offering Price.
The Underwriter must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the Underwriter is concerned that there may be downward pressure on the price of the Common Shares in the open market that could adversely affect investors who purchase in the Offering. Any naked short sales will form part of the Underwriter’s over allocation position. A purchaser who acquires Common Shares forming part of the Underwriter’s over allocation position resulting from any covered short sales or naked short sales will, in each case, acquire such Common Shares under this Prospectus Supplement, regardless of whether the Underwriter’s over allocation position is ultimately filled through the exercise of the Option to Purchase Additional Shares or secondary market purchases.
In addition, in accordance with rules and policy statements of certain Canadian securities regulatory authorities, the Underwriter may not, at any time during the period of distribution, bid for or purchase Common Shares. The foregoing restriction is, however, subject to exceptions where the bid or purchase is not made for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase permitted under the by laws and rules of applicable regulatory authorities and Cboe Canada, including the Universal Market Integrity Rules for Canadian marketplaces, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution.
As a result of these activities, the price of the Common Shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriter at any time. The Underwriter may carry out these transactions on any stock exchange on which the Common Shares are listed, in the over the counter market, or otherwise.
Non-Certificated Inventory System
It is expected that the Company will arrange for the instant deposit of the Common Shares offered hereby under the book-based system of registration, to be registered to DTC or its nominee and deposited with DTC on the Closing Date. No certificates evidencing the Common Shares offered hereby will be issued to purchasers. Purchasers will receive only a customer confirmation from the Underwriter or other registered dealer from or through which a beneficial interest in the Common Shares is purchased.
Lock-Up Agreements
The Company and its executive officers and directors have agreed not to sell or transfer any Common Shares or securities convertible into or exchangeable or exercisable for Common Shares, for three months after the closing of this Offering without first obtaining the written consent of the Underwriter. Specifically, the Company and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:
•
offer, pledge, sell or contract to sell any Common Shares;

•
sell any option or contract to purchase any Common Shares;

•
purchase any option or contract to sell any Common Shares;

•
grant any option, right or warrant for the sale of any Common Shares;

•
otherwise dispose of or transfer any Common Shares;

•
request or demand that the Company file or cause to be filed a Registration Statement related to the Common Shares; or

•
enter into any swap or other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of any Common Shares, whether any such swap, agreement or transaction is to be settled by delivery of Common Shares or other securities, in cash or otherwise.

The Lock-Up Agreements apply to Common Shares and to securities convertible into or exchangeable or exercisable for Common Shares. They also apply to Common Shares owned now or acquired later by the applicable Lock-Up Party or for which the applicable Lock-Up Party later acquires the power of disposition.
The exceptions for the Company and each of its executive officers and directors (each, a “Lock-Up Party”) include:
•
shares sold pursuant to the Underwriting Agreement;

•
bona fide gifts to their immediate family, provided the recipient thereof agrees in writing for the benefit of the Underwriter to be bound by the terms of the Lock-up Agreement for the remainder of its term;

•
dispositions to any trust for the direct or indirect benefit of the Lock-Up Party and/or the immediate family of the Lock-Up Party, provided that such trust agrees in writing for the benefit of the Underwriter to be bound by the terms of the Lock-up Agreement for the remainder of its term;

•
dispositions to any wholly-owned subsidiary of the Lock-Up Party, provided that such subsidiary agrees in writing for the benefit of the Underwriter to be bound by the terms of the Lock-up Agreement for the remainder of its term;

•
if the Lock-Up Party is a corporation, partnership, limited liability company or other entity, dispositions to any affiliate, limited partner, member or security holder of the Lock-Up Party or to any investment fund or other entity controlled or managed by the Lock-Up Party, the manager or general partner of the Lock-Up Party, or an affiliate, limited partner, member or security holder of the manager or general partner of the Lock-Up Party, provided that such affiliate agrees in writing for the benefit of the Underwriter to be bound by the terms of the Lock-up Agreement for the remainder of its term;

•
pledges or security interests, provided that the pledgee or beneficiary of the security interest agrees in writing for the benefit of the Underwriter to be bound by the terms of the Lock-up Agreement for the remainder of its term;

•
exercises or settlement of awards pursuant to any employee or executive incentive compensation arrangement of the Company existing as at the date of the Lock-up Agreement (provided however that the securities issuable thereunder shall be subject to the restrictions set out in the Lock-up Agreement); or

•
transfers pursuant to a bona fide third party take-over bid made to all shareholders of the Company, a plan of arrangement or amalgamation involving a change of control of the Company, or similar acquisition or business combination transaction, provided that if the transaction is not completed, any Common Shares held by the Lock-Up Party shall remain subject to the restrictions contained in the Lock-Up Agreement.

The Underwriter may, in its sole discretion, release the securities subject to any of the Lock-Up Agreements in whole or in part at any time.
As discussed above, Ascent, K2 and Fattore Glen have each entered into a standstill and lockup agreement, pursuant to which they will not sell any shares of the Company for a period of ninety (90) days from Closing.
Relationship Between Us and Underwriter
The Underwriter and its affiliates are full-service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. The Underwriter and its affiliates may have provided, and may in the future provide, a variety of these services to the Company and to persons and entities with relationships with the Company, for which they received or may receive customary fees and expenses.
In the ordinary course of their various business activities, the Underwriter and its respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of our Company (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with our Company. The Underwriter and its respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
The Company is not a “related issuer” or a “connected issuer” of the Underwriter within the meaning of National Instrument 33-105 — Underwriting Conflicts. The Underwriter is not an affiliate of any lender to the Company and no proceeds of the Offering will be applied for the benefit of the Underwriter or any of its affiliates.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to a holder who: (i) acquires as beneficial owner Common Shares pursuant to this Offering; (ii) for the purposes of the Tax Act and at all relevant times, acquires and holds the Common Shares as capital property; and (iii) for purposes of the Tax Act and at all relevant times, deals at arm’s length and is not affiliated with the Company and the Underwriter (a “Holder”).
A Common Share will generally be capital property to a Holder provided that the Holder does not hold or use such Common Share in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired or been deemed to have acquired the Common Share in one or more transactions considered to be an adventure or concern in the nature of trade.
This summary is not applicable to a Holder: (i) that is a “financial institution” (as defined in the Tax Act for the purposes of the mark-to-market rules); (ii) an interest in which would be a “tax shelter investment” (as defined in the Tax Act); (iii) that is a “specified financial institution” (as defined in the Tax Act); (iv) that has elected to report its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency; (v) who enters into or has entered into a “synthetic disposition arrangement” or a “derivative forward agreement” (as defined in the Tax Act) with respect to the Common Shares; (vi) that receives dividends on Common Shares under or as part of a “dividend rental arrangement” (as defined in the Tax Act); or (vii) that is a corporation resident in Canada (for the purposes of the Tax Act) and is, or becomes, or does not deal at arm’s length (for purposes of the Tax Act) with a corporation resident in Canada (for the purposes of the Tax Act) that is, or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of Common Shares, controlled by a non-resident person, or, if no single non-resident person has or acquires control, by a group of non-resident persons that do not deal with each other at arm’s length for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such investors should consult their own tax advisors with respect to an investment in the Common Shares.
This summary is based upon: (i) the provisions of the Tax Act in force as of the date hereof; (ii) all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”); and (iii) counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed, however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all.
This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, regulatory, administrative, governmental or judicial decision or action, nor does it take into account other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. This summary also does not take into account any change in the administrative policies or assessing practices of the CRA.
This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder or prospective Holder of Common Shares, and no representations with respect to the tax consequences to any Holder or prospective Holder are made therein. Accordingly, Holders and prospective Holders of Common Shares are urged to consult their own tax advisors about the specific tax consequences to them of acquiring, holding and disposing of Common Shares, having regard to their particular circumstances.
Currency Conversion
Subject to certain exceptions that are not discussed herein, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars using the relevant exchange rate required under the Tax Act.

Residents in Canada
The following discussion applies to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is or is deemed to be resident in Canada (a “Resident Holder”).
Certain Resident Holders who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have their Common Shares, and all other “Canadian securities” (as defined in the Tax Act) owned by such Resident Holders in the taxation year of the election and in all subsequent taxation years, deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such Resident Holders should consult their own tax advisors regarding this election.
Dividends on Common Shares
Dividends received or deemed to be received on Common Shares held by a Resident Holder will be included in the Resident Holder’s income for the purposes of the Tax Act. Such dividends received by a Resident Holder who is an individual (other than certain trusts) will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit in respect of dividends designated by the Company as “eligible dividends” in accordance with the Tax Act. There may be limitations on the ability of the Company to designate dividends as “eligible dividends” and the Company has made no commitments in this regard.
Dividends received or deemed to be received on a Common Share by a Resident Holder that is a corporation will be included in computing such Resident Holder’s income for the taxation year and will generally also be deductible in computing its taxable income for that taxation year, subject to all relevant restrictions under the Tax Act. In certain circumstances a dividend received or deemed to be received by a Resident Holder that is a corporation may be deemed to be proceeds of disposition or a capital gain pursuant to subsection 55(2) of the Tax Act. Resident Holders that are corporations should consult their own tax advisors with respect to the application of subsection 55(2) of the Tax Act having regard to their own circumstances.
A Resident Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act, may be liable to pay an additional tax under Part IV of the Tax Act on dividends received or deemed to be received on a Common Share to the extent such dividends are deductible in computing the Resident Holder’s taxable income. Such additional tax may be refundable in certain circumstances. Resident Holders that are corporations should consult their own tax advisors regarding their own circumstances.
Dispositions of Common Shares
A disposition or a deemed disposition of a Common Share (other than to the Company unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market) by a Resident Holder will generally result in a Resident Holder realizing a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share exceed (or are less than) the aggregate of the adjusted cost base to the Resident Holder thereof immediately before the disposition or deemed disposition and any reasonable costs of disposition.
For this purpose, the adjusted cost base to a Resident Holder of a Common Share will be determined at any particular time by averaging the cost of such share with the adjusted cost base of any other Common Shares owned by the Resident Holder as capital property at that time. Such capital gain (or capital loss) will be subject to the treatment described below under “Taxation of Capital Gains and Capital Losses”.
Taxation of Capital Gains and Capital Losses
Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in computing the Resident Holder’s income for the year, and, subject to and in accordance with the Tax Act, one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent year against net taxable capital gains realized in such years (but not against other income), to the extent and under the circumstances described in the Tax Act.
If the Resident Holder is a corporation, the amount of any capital loss realized on the disposition or deemed disposition of a Common Share may, in certain circumstances, be reduced by the amount of any dividends received or deemed to be received by the Resident Holder on such Common Share (or on a share for which the Common Share has been substituted) to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly through a partnership or a trust. Such Resident Holders to whom these rules may be relevant should consult their own tax advisors.
Additional Refundable Tax
A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional tax (refundable under certain circumstances) on its “aggregate investment income”, which is defined in the Tax Act to include taxable capital gains. Such Resident Holders to whom these rules may be relevant should consult their own tax advisors.
Alternative Minimum Tax
Taxable dividends received and capital gains realized by an individual (other than certain trusts) may give rise to liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.
Non-Resident Holders
The following discussion applies to a Holder who, at all relevant times, for purposes of the Tax Act and any relevant income tax treaty or convention: (i) is neither resident nor deemed to be resident in Canada; and (ii) does not, and is not deemed to, use or hold Common Shares in carrying on a business in Canada (a “Non-Resident Holder”).
Special considerations, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on (or is deemed to carry on) an insurance business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.
Dividends on Common Shares
Dividends paid or credited, or deemed to be paid or credited, on a Common Share to a Non-Resident Holder will generally be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless the rate is reduced under the provisions of an applicable income tax convention between Canada and the Non-Resident Holder’s country of residence. Where the Non-Resident Holder is a resident of the United States that is entitled to full benefits under the Canada-United States Income Tax Convention (1980) as amended (the “Treaty”), and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15% (or 5% in the case of a Non-Resident Holder that is a corporation entitled to full benefits under the Treaty beneficially owning at least 10% of the Company’s voting shares). Non-Resident Holders should consult their own tax advisors in this regard.
Dispositions of Common Shares
A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition or deemed disposition of a Common Share unless the Common Share constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.
In addition, a capital loss arising on a disposition or deemed disposition of a Common Share will not be recognized under the Tax Act, unless the Common Share constitutes “taxable Canadian property” (as defined in the Tax Act) at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.
Provided the Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes Cboe Canada and NASDAQ), at the time of disposition, the Common Shares generally should not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition, the following two conditions are met concurrently: (i) one or any combination of the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, partnerships in which the Non-Resident Holder or such non-arm’s length person holds a membership interest (either directly or indirectly through one or more partnerships), or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of the shares of the Company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act) or an option, an interest or right in such property, whether or not such property exists.
Notwithstanding the foregoing, a Common Share may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act in certain circumstances. A Non-Resident Holder’s capital gain (or capital loss) in respect of a disposition of Common Shares that constitute or are deemed to constitute taxable Canadian property to a Non-Resident Holder (and are not exempt from tax pursuant to the terms of an applicable tax treaty) will generally be computed in the manner described above under the subheading “Holders Resident in Canada — Dispositions of Common Shares” and “Holders Resident in Canada — Taxation of Capital Gains and Capital Losses”. Non-Resident Holders whose Common Shares are taxable Canadian property should consult their own tax advisors regarding the tax and compliance considerations that may be relevant to them.
There may be additional considerations not described herein in respect of a disposition of a Common Share by a Non-Resident Holder to the Company. Non-Resident Holders who dispose of Shares to the Company should consult their own tax advisors.
ELIGIBILITY FOR INVESTMENT
Based on the provisions of the Tax Act as of the date hereof, the Common Shares would, if issued on the date hereof and any specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and subject to the provisions of any particular plan, be “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), registered education savings plan (“RESP”), registered disability savings plan (“RDSP”) and tax-free savings account (“TFSA”) (collectively, “Deferred Plans”) or deferred profit sharing plan provided that (i) the Common Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes Cboe Canada and Nasdaq) or the Company qualifies as a “public corporation” other than a “mortgage investment corporation” (each as defined in the Tax Act);
Notwithstanding that the Common Shares may be qualified investments for a Deferred Plan, the annuitant, subscriber or holder (as the case may be) of the Deferred Plan may be subject to a penalty tax if such securities are a “prohibited investment” for the particular Deferred Plan within the meaning of the Tax Act. The Common Shares will generally not be a “prohibited investment” for a Deferred Plan provided that the annuitant, subscriber or holder of the Deferred Plan deals at arm’s length with the Company for purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act for purposes of the prohibited investment rules) in the Company. In addition, the Common Shares will not be prohibited investments if they are “excluded property” (as defined in the Tax Act for the purposes of the prohibited investment rules) for the particular Deferred Plan.
Prospective investors who intend to hold Common Shares through a Deferred Plan or DPSP are urged to consult their own tax advisors regarding their particular circumstances.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The following is a general summary, as of the date hereof, of the material United States federal income tax considerations to United States Holders (defined below) of owning and disposing of Common Shares. This discussion does not purport to be a comprehensive description of all of the United States federal tax considerations that may be relevant to a particular person’s decision to acquire the Common Shares. This discussion applies only to the United States Holders that acquire the Common Shares in this Offering and hold Common Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment).
This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between Canada and the United States (the “Treaty”), all as of the date hereof and any of which is subject to change, possibly with retroactive effect.
The following discussion does not describe all of the tax consequences that may be relevant in light of a United States Holder’s particular circumstances, including the application of any state or local laws or other United States federal tax laws such as estate and gift tax laws. Nor does this discussion address all aspects of United States federal income tax law such as the alternative minimum tax, the Medicare contribution tax on net investment income, or consequences applicable to United States Holders subject to special rules, including without limitation:
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United States expatriates and certain former citizens or long-term residents of the United States;

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banks, insurance companies and other financial institutions;

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real estate investment trusts or regulated investment companies;

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brokers, dealers or traders in securities, commodities or currencies;

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persons holding Common Shares as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated transaction or persons deemed to dispose of Common Shares under the constructive sale rules of the Code;

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persons whose functional currency for United States federal income tax purposes is not the United States dollar;

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tax-exempt organizations or governmental organizations;

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individual retirement accounts or other tax-deferred accounts;

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persons that own or are deemed to own 10% or more of our Common Shares, by vote or value, directly, indirectly, or constructively;

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persons who acquired the Common Shares pursuant to the exercise of any employee share option or otherwise as compensation;

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persons subject to special tax accounting rules as a result of any item of gross income with respect to the Common Shares being taken into account in an applicable financial statement;

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persons holding shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; or

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S corporations or entities classified as partnerships for United States federal income tax purposes.

A “United States Holder” is a person who, for United States federal income tax purposes, is a beneficial owner of Common Shares and is:
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An individual who is a citizen or resident of the United States;

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a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

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a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person for United States federal income tax purposes; or
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an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

If an entity or arrangement that is classified as a partnership for United States federal income tax purposes holds Common Shares, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Common Shares and partners in such partnerships should consult their tax advisers as to the particular United States federal income tax consequences of holding and disposing of the Common Shares to them.
United States Holders are urged to consult their tax advisers concerning the United States federal, state, local and non-United States tax consequences of owning and disposing of Common Shares in light of their particular circumstances.
Taxation of Distributions
We do not currently intend to pay dividends. In the event that we do pay dividends, and subject to the passive foreign investment company (“PFIC”) rules described below, the gross amount of distributions paid to a United States Holder on Common Shares (without reduction for any non-United States taxes withheld from such distribution) generally will be included in the holder’s gross income as a dividend to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under United States federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under United States federal income tax principles, it is expected that distributions generally will be reported to United States Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate United States Holders may be eligible for taxation as “qualified dividend income” taxable at preferential rates applicable to long-term capital gains, provided that such holders meet certain holding period and other requirements and the Company is not a PFIC. Dividends paid by the Company generally will not be eligible for the dividends-received deduction generally available to United States corporations under the Code. United States Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.
Dividends paid by the Company generally will constitute foreign-source income to United States Holders for foreign tax credit limitation purposes. Accordingly, subject applicable limitations, some of which vary depending upon the United States Holder’s circumstances, Canadian income taxes withheld from dividends on Common Shares may be credited against the United States Holder’s United States federal income tax liability, although Canadian taxes withheld in excess of the rate applicable under the Treaty generally will not be eligible for such credit. See “Certain Canadian Federal Income Tax Considerations — Non-Resident Holders — Dividends on Common Shares” for a discussion of the Canadian withholding tax under the Treaty. In lieu of claiming a foreign tax credit, United States Holders may, at their election, deduct foreign taxes, including the Canadian tax, in computing their taxable income, subject to applicable limitations under United States law. Treaty eligibility and the rules governing foreign tax credits or deductions are complex, and United States Holders should consult their tax advisers regarding these matters in their particular circumstances.
Sale or Other Disposition of Common Shares
Subject to the PFIC rules described below, for United States federal income tax purposes, gain or loss realized by a United States Holder on the sale or other disposition of Common Shares will be capital gain or loss, and will be long-term capital gain or loss if the United States Holder held the Common Shares for more than one year. The amount of the gain or loss will equal the difference between the United States Holder’s tax basis in the Common Shares disposed of and the amount realized on the disposition. This gain or loss will generally be United States-source gain or loss for foreign tax credit purposes. Long-term capital gain of non-corporate United States Holders may be subject to preferential rates. The deductibility of capital losses is subject to limitations.
Passive Foreign Investment Company Rules
Certain adverse United States federal income tax consequences generally apply to a United States person that owns stock of a non-United States corporation that is a PFIC for any taxable year during the United States person’s holding period for the stock. In general, a non-United States corporation will be a PFIC during a taxable year if (i) 75% or more of its gross income constitutes “passive income” or (ii) 50% or more of its assets produce, or are held for the production of, passive income. For these purposes, a non-United States corporation that owns, directly or indirectly, at least 25% of the value of the stock of another corporation generally is treated under a “look-through” rule as if it received directly its proportionate share of the income and held its proportionate share of the assets of the other corporation. Passive income generally includes interest, dividends, and other investment income.
The Company believes that it was not a PFIC for United States federal income tax purposes for its 2025 taxable year and, based on the expected composition of the Company’s income and assets, it does not expect to become one in the foreseeable future. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets, including its goodwill, from time to time, there can be no assurance that the Company will not be a PFIC for any taxable year. If the Company is a PFIC for any taxable year during a United States Holder’s holding period for the Common Shares, it generally will continue to be treated as a PFIC with respect to such United States Holder for all succeeding years during which such holder holds the Common Shares even if the Company ceases to meet the requirements for PFIC status.
If the Company were a PFIC for any taxable year during which a United States Holder held Common Shares, gain recognized by a United States Holder on a sale or other disposition (including certain pledges) of the Common Shares would be allocated ratably over the United States Holder’s holding period for the Common Shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a United States Holder on its Common Shares exceeds 125% of the average of the annual distributions on the Common Shares received during the preceding three years or the United States Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described above in this paragraph.
Certain elections may be available to mitigate the adverse tax consequences of PFIC status described above. If a United States Holder were to elect to treat the Company as a “qualified electing fund” (“QEF Election”) for the first taxable year the holder were treated as holding Common Shares, then in lieu of the tax consequences described above, the holder would be required to include in income each year a portion of the ordinary earnings and net capital gains of the Company, even if not distributed to the holder. A QEF Election must be made by a United States Holder on an entity-by-entity basis. However, a United States Holder may make a QEF Election with respect to Common Shares (or shares of any lower-tier PFIC) only if the Company furnishes certain tax information to the holder annually, and there can be no assurance that such information will be provided. In lieu of making a QEF Election, if the Company is a PFIC for any taxable year and the Common Shares held by a United States Holder are treated as “marketable stock” within the meaning of the Treasury regulations, then a United States Holder may avoid the unfavorable rules described above by making a mark-to-market election (“MTM Election”) with respect to the holder’s Common Shares. The Common Shares will be marketable if they are regularly traded on certain qualified exchanges, including Nasdaq, but there can be no assurance that trading in Common Shares will be sufficiently regular for the shares to qualify as marketable stock. Moreover, the Company generally does not expect the MTM Election to be available with respect to any non-United States subsidiary classified as a PFIC. In general, if a United States Holder were to make a timely and effective MTM Election, the holder would include as ordinary income each year the excess, if any, of the fair market value of the holder’s Common Shares at the end of the taxable year over its adjusted basis in its Common Shares. There can be no assurance that a QEF Election or MTM Election can be made with respect to the Common Shares or non-United States subsidiaries classified as PFICs.
Subject to certain exceptions, a United States person who owns an interest in a PFIC generally is required to file an annual report on IRS Form 8621, and the failure to file such report could result in the application of penalties and may prevent the running of the statute of limitations with respect to such shareholder’s United States federal income tax return for the year for which reporting was due.
The application of the PFIC rules to United States Holders is uncertain in certain respects. United States Holders are urged to consult their tax advisors regarding the application of the PFIC rules, including the foregoing filing requirements, and to determine whether any elections would be available under the PFIC rules and, if so, the consequences of the alternative elective treatments in their particular circumstances.
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain United States-related financial intermediaries generally are subject to information reporting to the IRS and United States backup withholding. Certain United States Holders are exempt from backup withholding, including corporations. A United States Holder will be subject to backup withholding if such holder is not otherwise exempt and such holder:
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fails to furnish the holder’s United States taxpayer identification number;

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furnishes an incorrect United States taxpayer identification number;

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is notified by the IRS that the holder previously failed to report payments of interest or dividends; or

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fails to certify under penalties of perjury that the holder has furnished a correct United States taxpayer identification number and that the IRS has not notified the holder that it is subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a United States Holder will be allowed as a credit against the holder’s United States federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS. United States Holders should consult their tax advisers regarding the application of the United States information reporting and backup withholding rules.
Foreign Financial Asset Reporting Requirements
Certain United States Holders that hold an interest in “specified foreign financial assets” (which may include the Common Shares) are required to report information relating to such assets, subject to certain exceptions (including an exception for shares held in a custodial account with a United States financial institution). Penalties can apply if United States Holders fail to comply with such reporting requirements. United States Holders should consult their tax advisors regarding the applicability of these requirements to their acquisition and ownership of common shares and warrants.
ENFORCEMENT OF CIVIL LIABILITIES
Cizzle is a corporation incorporated under and governed by the Business Corporations Act (British Columbia). Most of Cizzle’s directors and officers reside in Canada, and a substantial portion of Cizzle’s assets and all or a substantial portion of the assets of these persons are located outside the United States. Cizzle has appointed an agent for service of process in the United States, but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon those directors and officers who are not resident in the United States. It may also be difficult for holders of our Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under United States federal securities laws. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon United States federal securities laws.
Cizzle filed with the SEC, concurrently with the Registration Statement of which the Shelf Prospectus and this Prospectus Supplement form part, an appointment of agent for service of process on Form F-X. Under Form F-X, the Company appointed Bennett Jones (US) LLP at 45 Rockefeller Plaza, Suite 2606, New York, New York 10111, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving Cizzle in a United States court arising out of or related to or concerning the offering of securities under this Prospectus Supplement.
ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS
Ndamukong Suh, a director of the Company, resides outside of Canada and has appointed Bennett Jones LLP at 100 King Street West, Suite 3400, Toronto, Ontario M5X 1A4, Canada as his agent for service of process in Canada.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or that resides outside of Canada, even if the party has appointed an agent for service of process.
EXPERTS
There is no person or company whose profession or business gives authority to a report, valuation, statement or opinion made by such person or company and who is named as having prepared or certified a report, valuation, statement or opinion in this Prospectus Supplement other than Bennett Jones LLP, Alston & Bird LLP, Cozen O’Connor LLP, and MNP LLP. Our independent auditor, MNP LLP, has confirmed that it is independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to the Company under all relevant United States professional and regulatory standards.
LEGAL MATTERS
Certain legal matters relating to the Offering will be passed upon on our behalf by Bennett Jones LLP with respect to Canadian legal matters and Alston & Bird LLP with respect to United States legal matters and on behalf of the Underwriter by Cozen O’Connor LLP with respect to both Canadian and United States legal matters. As at the date hereof, the partners and associates of each of Bennett Jones LLP, Alston & Bird LLP and Cozen O’Connor LLP beneficially own less than 1% of the outstanding shares of any class of the Company or of its affiliates or associates.
INDEPENDENT AUDITOR, TRANSFER AGENT AND REGISTRAR
Our independent auditor is MNP LLP, 1 Adelaide Street East, Suite 1900, Toronto, Ontario M5C 2V9.
The transfer agent and registrar for our Common Shares is Odyssey Trust Company (Canada) at its principal office in Toronto, Ontario.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been filed or furnished with the SEC as part of the Registration Statement of which this Prospectus Supplement forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from Cizzle’s directors and officers, as applicable; (iii) the consent of MNP LLP; (iv) the consent of Bennett Jones LLP; (v) the consent of Alston & Bird LLP; (vi) the consent of Cozen O’Connor LLP; (vii) the Underwriting Agreement; and (viii) the appointment of agent for service of process on Form F-X.

This short form prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this short form base shelf prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except where an exemption from such delivery requirements is available.
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by the persons permitted to sell such securities.
The securities offered hereunder have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws. These securities will not be offered or sold to, or for the account or benefit of, persons within the United States or “U.S. persons”, as such term is defined in Regulation S under the U.S. Securities Act unless the securities are registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available. See “Plan of Distribution”. This short form base shelf prospectus does not constitute an offer to sell or a solicitation of an offer to buy the securities offered hereby to, or for the account or benefit of, persons in the United States or U.S. persons.
Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Head of Corporate Development of the Company at 35 McCleary Ct unit 21, Concord, ON L4K 3Y9, 1 (416) 995-7384 and are also available electronically at www.sedarplus.ca.
New Issue and/or Secondary OfferingOctober 7, 2025
SHORT FORM BASE SHELF PROSPECTUS
CIZZLE BRANDS CORPORATION
$150,000,000
Common Shares
Preferred Shares
Warrants
Debt Securities
Subscription Receipts
Units
Cizzle Brands Corporation (the “Company” or “Cizzle”) may offer and issue from time to time the following securities: (i) common shares in the capital of the Company (“Common Shares”); (ii) preferred shares in the capital of the Company (“Preferred Shares”); (iii) warrants exercisable to acquire Common Shares and/or other Securities (as defined below) of the Company (“Warrants”); (iv) senior and subordinated unsecured debt securities, including debt securities convertible or exchangeable into other Securities of the Company (collectively, “Debt Securities”); (v) subscription receipts exchangeable for Common Shares and/or other Securities of the Company (“Subscription Receipts”); and (vi) securities comprised of more than one of Common Shares, Preferred Shares, Warrants and/or Subscription Receipts offered together as a unit (“Units”), or any combination thereof with the aggregate initial offering price not to exceed $150,000,000 during the 25 month period that this short form base shelf prospectus (including any amendments hereto, the “Prospectus”) remains effective.
The Common Shares, Preferred Shares, Warrants, Subscription Receipts, Debt Securities and Units (collectively, the “Securities”) offered hereby may be offered in one or more offerings, separately or together, in separate series, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more prospectus supplements (collectively or individually, as the case may be, “Prospectus Supplements”). In addition, one or more securityholders (each, a “Selling Securityholder”) of the Company may also offer and sell Securities under this Prospectus. We, or our Selling Securityholders, as applicable, may offer Securities in such amount and, in the case of the Subscription Receipts, Warrants, Debt

Securities and Units, with such terms as we, or our Selling Securityholders, as applicable, may determine in light of market conditions. See “Selling Securityholders”.
All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements has been obtained. Each Prospectus Supplement containing the specific terms of any Securities will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. The offerings are subject to approval of certain legal matters on behalf of the Company by counsel to the Company. You should read this Prospectus and any Prospectus Supplement before you invest in any Securities.
The specific terms of any Securities offered will be described in a Prospectus Supplement, including: (i) in the case of Common Shares, the number of Common Shares offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution), the person offering the Common Shares (the Company and/or a Selling Securityholder) and any other specific terms; (ii) in the case of the Preferred Shares, the number of Preferred Shares offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution), the designation of the particular series, any voting rights, the dividend rate, the dividend payment dates and terms for redemption at the option of the Company or the holder, any exchange or conversion terms, the person offering the Preferred Shares (the Company and/or a Selling Securityholder) and any other specific terms; (iii) in the case of Warrants, the number of Warrants being offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution), the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and any procedures that will result in the adjustment of those numbers, the exercise price, the dates and periods of exercise, the person offering the Warrants (the Company and/or a Selling Securityholder) and any other specific terms; (iv) in the case of the Debt Securities, the specific designation of the Debt Securities, whether such Debt Securities are senior or subordinate, the aggregate principal amount of the Debt Securities being offered, the currency or currency unit in which the Debt Securities may be purchased, authorized denominations, any limit on the aggregate principal amount of the Debt Securities of the series being offered, the issue and delivery date, the maturity date, the offering price (at par, at a discount or at a premium), the interest rate or method of determining the interest rate, the interest payment date(s), any conversion or exchange rights that are attached to the Debt Securities, any redemption provisions, any repayment provisions and any other specific terms; (v) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution), the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities, the designation, number and terms of such other Securities, the person offering the Subscription Receipts (the Company and/or a Selling Securityholder) and any other specific terms; and (vi) in the case of Units, the number of Units offered, the offering price, the designation, number and terms of the other Securities comprising the Units, the person offering the Units (the Company and/or a Selling Securityholder) and any other specific terms. A Prospectus Supplement relating to a particular offering of Securities may include additional information pertaining to the Securities being offered thereunder. See “Plan of Distribution”.
The Securities may be sold by the Company or by a Selling Securityholder, separately or together, through or to one or more underwriters or dealers, through one or more agents, directly by us pursuant to applicable statutory exemptions, or through designated agents from time to time. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Company in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any commissions, fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price (in the event that the offering is a fixed price distribution), the net proceeds to, and the expenses borne by, us and any other material terms of the plan of distribution. See “Plan of Distribution”.
The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. This Prospectus may qualify an “at-the-market distribution”, as defined in National Instrument 44-102 — Shelf Distributions (“NI 44-102”). If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers including sales in transactions that are deemed to be “at-the-market distributions”, including sales made directly on Cboe Canada Inc. (the “Exchange”) or other existing trading markets for the Securities, and as set forth in an accompanying Prospectus Supplement, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Company. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution. See “Plan of Distribution”.
This Prospectus does not qualify the issuance of Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate, or to recognized market benchmark interest rates such as Canadian Overnight Repo Rate Average (“CORRA”), Secured Overnight Financing Rate (“SOFR”), or a United States federal funds rate.
In connection with any offering of the Securities, subject to applicable laws and other than an “at-the-market distribution”, the underwriters or agents may over-allot or effect transactions that stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail on the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”.
The Common Shares are listed on the Exchange under the trading symbol “CZZL” and trade in the United States on the OTCQB under the trading symbol “CZZLF”. On October 6, 2025, the last trading day prior to the filing of this Prospectus, the closing prices of the Common Shares listed on the Exchange and the OTCQB were $0.44 and US$0.31 respectively.
Unless specified in the applicable Prospectus Supplement, there is no market through which the Preferred Shares, Subscription Receipts, Warrants, Units and Debt Securities may be sold and purchasers may not be able to resell the Preferred Shares, Subscription Receipts, Warrants, Units and Debt Securities purchased under this Prospectus and the Prospectus Supplement. This may affect the pricing of the Preferred Shares, Subscription Receipts, Warrants, Units and Debt Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Preferred Shares, Subscription Receipts, Warrants, Units and Debt Securities and the extent of issuer regulation. See “Risk Factors”.
Prospective investors should be aware that the purchase of Securities may have tax consequences that may not be fully described in this Prospectus or in any Prospectus Supplement, and should carefully review the tax discussion, if any, in the applicable Prospectus Supplement and in any event consult with a tax advisor.
An investment in the Securities is subject to a number of risks, including those risks described in this Prospectus and documents incorporated by reference into this Prospectus. See “Risk Factors” in this Prospectus and in the Company’s Annual Information Form and Interim MD&A incorporated by reference herein.
No person is authorized by the Company to provide any information or to make any representation other than as contained in this Prospectus in connection with the issue and sale of the Securities offered hereunder.
No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents hereof.
Investing in Securities is speculative and involves a high degree of risk and should only be made by persons who can afford the total loss of their investment. A prospective purchaser should therefore review this Prospectus and the documents incorporated by reference in their entirety and carefully consider the risk factors described under “Risk Factors” in this Prospectus and the Annual Information Form (as defined herein) prior to investing in such Securities. No underwriter, dealer or agent has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.
Ndamukong Suh who resides outside of Canada, has appointed Bennett Jones LLP as his agent for service of process in Canada. Prospective purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process, see “Risk Factors”.
In this Prospectus, references to the “Company”, “Cizzle”, “we”, “us” and “our” refer to Cizzle Brands Corporation and/or, as applicable, one or more of its subsidiaries. The Company’s head office is located at 35 McCleary Ct unit 21, Concord, ON L4K 3Y9 and its registered and records office is located at 550 Burrard St #2300, Vancouver, BC V6C 2B5.

i

GENERAL MATTERS
Investors should rely only on the information contained in or incorporated by reference into this Prospectus or any applicable Prospectus Supplement. The Company has not authorized anyone to provide investors with different information. Information contained on the Company’s website shall not be deemed to be a part of this Prospectus or incorporated by reference herein or in any applicable Prospectus Supplement and may not be relied upon by prospective investors for the purpose of determining whether to invest in the Securities qualified for distribution under this Prospectus.
The Company is not making an offer of these Securities in any jurisdiction where the offer is not permitted.
Investors should not assume that the information contained in this Prospectus is accurate as of any date other than the date on the front of this Prospectus or the date of the relevant document incorporated by reference. The Company’s business, operating results, financial condition and prospects may have changed since that date. The Company does not undertake to update the information contained or incorporated by reference herein, except as required by applicable Canadian securities laws.
The documents incorporated or deemed to be incorporated by reference herein contain meaningful and material information relating to the Company and readers of this Prospectus should review all information contained in this Prospectus, the applicable Prospectus Supplement and the documents incorporated or deemed to be incorporated by reference herein and therein.
The Company may, from time to time, sell any combination of the Securities described in this Prospectus in one or more offerings up to an aggregate offering amount of $150,000,000 or the equivalent in other currencies. This Prospectus provides prospective purchasers with a general description of the Securities that the Company may offer. Each time the Company distributes Securities under this Prospectus, the Company will provide a prospective purchaser with a Prospectus Supplement that will contain specific information about the terms of that offering of Securities. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before a purchaser makes a decision to purchase Securities, the prospective purchaser should read this Prospectus, any applicable Prospectus Supplement, together with the documents incorporated by reference in this Prospectus and any applicable Prospectus Supplement.
This Prospectus shall not be used by anyone for any purpose other than in connection with an offering of Securities as described in one or more Prospectus Supplements.
MEANING OF CERTAIN REFERENCES AND CURRENCY PRESENTATION
References to dollars or “$” are to Canadian currency unless otherwise indicated. All references to “US$” refer to United States dollars. Unless the context otherwise requires, all references in this Prospectus to the “Company” refer to the Company and its subsidiary entities on a consolidated basis.
MARKET AND INDUSTRY DATA
Unless otherwise indicated, the market and industry data contained or incorporated by reference in this Prospectus is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any survey. The Company has not independently verified any of the data from third party sources referred to or incorporated by reference herein, and accordingly the accuracy and completeness of such data is not guaranteed. For the avoidance of doubt, nothing stated in this paragraph operates to relieve the Company or the underwriters from liability for any misrepresentation contained in this Prospectus under applicable Canadian securities laws.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
This Prospectus and the documents incorporated by reference herein contain certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Such statements can be identified by the use of forward-looking terminology such as “expect”, “believe”, “likely”, “may”, “will”, “would”, “could”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate”, “project”, “continue”, “target”, “plan”, “plans”, “forecast”, “designed”, “goal”, “aim” and other similar or comparable words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. The Company has based these forward-looking statements on current expectations and projections about future events and financial trends that they believe may affect the Company’s financial condition, results of operations, business strategy and financial needs, as the case may be.
Such forward-looking statements are made as of the date of this Prospectus, or in the case of documents incorporated by reference herein, as of the date of each such document. Forward-looking statements in this Prospectus and the documents incorporated by reference herein include, but are not limited to, statements with respect to:
•
the performance of the Company’s business and operations;

•
the intention to grow the business, operations and potential activities of the Company;

•
the competitive and business strategies of the Company;

•
the Company’s anticipated operating cash requirements and future financing needs;

•
the anticipated future gross revenues and profit margins of the Company’s operations;

•
the Company’s expectations regarding its revenue, expenses and operations;

•
the applicable laws, regulations and any amendments thereof;

•
expectations with respect to the advancement and adoption of new products;

•
the acceptance by customers and the marketplace of new products and solutions;

•
the ability to attract new customers and develop and maintain existing customers;

•
the ability to protect, maintain and enforce the Company’s intellectual property rights;

•
the ability to successfully leverage current and future strategic partnerships and alliances;

•
the ability to attract and retain personnel;

•
the anticipated labour and materials costs;

•
the Company’s competitive condition and expectations regarding competition, including pricing and demand expectations;

•
the anticipated trends and challenges in the Company’s business and the markets and jurisdictions in which the Company operates;

•
the completion of any offerings of Securities by way of Prospectus Supplements (the “Offerings”) and the receipt of all regulatory and stock exchange approvals in connection therewith;

•
the future issuance of Securities under the Offerings;

•
disclosure to be provided in Prospectus Supplements;

•
the use of the net proceeds of the Offerings; and

•
the Company’s business objectives and milestones and the anticipated timing of execution.

Forward-looking statements reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors that may cause the

Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying factors or assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In making the forward-looking statements included in this Prospectus, and the documents incorporated by reference herein, the Company has made various material assumptions, including, but not limited to:
•
whether or not the Company will have sufficient working capital and be able to secure additional funding necessary for the continued operation and development of the Company;

•
whether key personnel will continue their employment with the Company and the Company will be able to obtain and retain additional qualified personnel, as needed, in a timely and cost-efficient manner; and

•
whether there are any legal, tax and/or regulatory changes to foreign or domestic laws and/or administrative practices that materially impact availability, demand and/or market price for the Company’s products and/or otherwise materially affect the Company.

Purchasers are cautioned that the above list of cautionary statements is not exhaustive. A number of factors could cause actual events, performance or results to differ materially from what is projected in forward-looking statements. The forward-looking information and statements contained herein are presented for the purposes of assisting readers in understanding the Company’s expected financial and operating performance and the Company’s plans and objectives and may not be appropriate for other purposes. The forward-looking information and statements contained in this Prospectus represent the Company’s views as of the date of this Prospectus and forward-looking information and statements contained in the documents incorporated by reference herein represent the Company’s views as of the date of such documents, unless otherwise indicated in such documents. The Company anticipates that subsequent events and developments may cause its views to change. However, while the Company may elect to update such forward-looking information and statements at a future time, it has no current intention of doing so except to the extent required by applicable law.
While the Company believes that the assumptions and expectations reflected in the forward-looking statements are reasonable based on information currently available to management, there is no assurance that such assumptions and expectations will prove to have been correct. Forward-looking statements are made as of the date they are made and are based on the beliefs, estimates, expectations and opinions of management on that date. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking statements, except as required by law.
The forward-looking statements contained in this Prospectus and the documents incorporated or deemed to be incorporated by reference herein or made by the Company’s directors, officers, other employees and other persons authorized to speak on the Company’s behalf are expressly qualified in their entirety by these cautionary statements.
The forward-looking statements contained in this Prospectus and the documents incorporated by reference herein are expressly qualified in their entirety by the foregoing cautionary statement. Investors should read this entire Prospectus, including the Annual Information Form available on SEDAR+, and each applicable Prospectus Supplement, and consult their own professional advisers to ascertain and assess the income tax and legal risks and other aspects associated with holding Securities.
Foreign Currency Information
The Company’s expenses are denominated in Canadian dollars and some of its operations are in the U.S. The Company may be adversely affected by foreign currency fluctuations. A significant portion of its expenditures are in US Dollars, and the Company is therefore subject to foreign currency fluctuations which may, from time to time, impact its financial position and results of operations.

EXEMPTIONS
Pursuant to a decision of the Autorité des marchés financiers dated July 22, 2025, the Company was granted a permanent exemption from the requirement to translate into French this Prospectus as well as the documents incorporated by reference therein and any Prospectus Supplement to be filed in relation to an “at-the-market distribution”. This exemption is granted on the condition that this Prospectus and any Prospectus Supplement (other than in relation to an “at-the-market distribution”) be translated into French if the Company offers Securities to Québec purchasers in connection with an offering of Securities other than in relation to an “at-the-market distribution”.
The Company has applied to the OSC under Part 19 of National Instrument 41-101 — General Prospectus Requirements and obtained from the OSC an exemption (to be evidenced by the issuance of the receipt for the final prospectus) from Item 32 of Form 41-101F1 Information Required in a Prospectus (“Form 41-101F1”), the requirement to include audited historical financial statements of CBI. CBI may be considered to be a predecessor entity that formed, or will form, the basis of the business of the Company pursuant to Item 32 of Form 41-101F1 and that the treatment of the CBI as such predecessor entity would require the Company to include in the Prospectus, potentially among other related financial disclosures, audited annual financial statements for CBI.
The exemption has been requested for the following reasons:
•
At the time of the acquisition, CBI was a holding company which owned the formulation of active ingredients which was further developed by the Company to become CWENCH, and trademark applications for CWENCH, CWENCH Hydration and Spoken.

•
Prior to acquisition by Cizzle Brands Ltd., CBI applied for a trademark for the Cwench brand name, but it had no other assets or liabilities.

•
Total expenses of CBI prior to acquisition by Cizzle Brands Ltd. were de minimis and consisted of mainly incorporation/legal costs and trademark application costs.

•
The Company’s product was only developed after CBI was acquired by Cizzle Brands Ltd. and such development was facilitated by CBI’s founder leveraging his experience with contract manufacturers and retail channels. Related expenses are recorded in the financial statements of Cizzle Brands Ltd.

TRADEMARKS AND SERVICE MARKS
This prospectus includes trademarks, trade names and service marks which are protected under applicable intellectual property laws for use in connection with the operation of our business, and which are the property of the Company. All other trade names, trademarks or service marks appearing in this prospectus that are not identified as marks owned by us are the property of their respective owners. Solely for convenience, trademarks, service marks and trade names referred to in this prospectus may be listed without the ®, (TM) and (sm) symbols, however, we will assert, to the fullest extent under applicable law, our applicable rights in these trademarks, service marks and trade names.
MARKETING MATERIALS
Any template version of marketing materials (as such terms are defined in National Instrument 41-101 General Prospectus Requirements) that are utilized in connection with the distribution of Securities will be filed under the Company’s profile on SEDAR+. In the event that such marketing materials are filed after the date of the applicable Prospectus Supplement for the offering and before termination of the distribution of such Securities, such filed versions of the marketing materials will be deemed to be incorporated by reference into the applicable Prospectus Supplement for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.
DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of the Company at 35 McCleary Court,

Unit 21, Concord, Ontario, L4K 3Y9, telephone: 1 (416) 995-7384 and are also available electronically at www.sedarplus.ca. The filings of the Company through SEDAR+ are not incorporated by reference in this Prospectus except as specifically set out herein.
The following documents of the Company filed with the securities commissions or similar authorities in Canada are incorporated by reference in this Prospectus:
1.
the annual information form of the Company dated December 19, 2024 (the “Annual Information Form”) in respect of the fiscal year ended July 31, 2024;

2.
the audited consolidated financial statements of Cizzle Brands Ltd. (the “Acquirer”), being the acquirer of the Company by way of statutory three-cornered amalgamation, which closed on December 19, 2024 (the “Transaction”), and the notes thereto as at and for the period from incorporation (January 10, 2024) to July 31, 2024, together with the auditor’s report thereon;

3.
the audited consolidated financial statements of the Company and the note thereto as at and for the fiscal year ended December 31, 2023, and the period from incorporation (February 16, 2022) to December 31, 2022, together with the auditor’s report thereon;

4.
the management’s discussion and analysis of the Acquirer for the fiscal year ended July 31, 2024 (the “Annual MD&A”);

5.
the management’s discussion and analysis of the Company for the fiscal year ended December 31, 2023, and the period from incorporation (February 16, 2022) to December 31, 2022;

6.
the unaudited interim condensed consolidated financial statements of the Company for the three and nine months ended April 30, 2025 and for the period from incorporation (January 10, 2024) to April 30, 2024;

7.
the management’s discussion and analysis of the Company as at April 30, 2025 and for the three and nine months ended April 30, 2025 and April 30, 2024 and for the period from incorporation (January 10, 2024) to April 30, 2024 (the “Interim MD&A”);

8.
the unaudited interim condensed consolidated financial statements of the Company for the three months ended October 31, 2024;

9.
the management’s discussion and analysis of the Company as at October 31, 2024 and for the three months ended October 31, 2024;

10.
the material change report dated October 4, 2024 in respect of the Company’s announcement that it had closed a non-brokered private placement of 937,500 Common Shares for gross proceeds of $100,000 at a price of $0.10667 per Common Share;

11.
the material change report dated October 17, 2024 in respect of the Company’s announcement of the entering into of the business combination agreement with the Acquirer setting out the terms for the Transaction;

12.
the material change report dated December 3, 2024 in respect of the Company’s announcement that it had changed its name to “Cizzle Brands Corporation” and the consolidation of its issued and outstanding Common Shares on the basis of 1.80 pre-consolidation Common Shares for every 1.00 post-consolidation Common Shares;

13.
the material change report dated December 23, 2024 in respect of the Company’s announcement that it had closed a non-brokered private placement of 312,500 Common Shares for gross proceeds of $60,000 at a price of $0.192 per Common Share;

14.
the material change report dated December 23, 2024 in respect of the Company’s announcement that it had closed the Transaction and the listing of its Common Shares on the Exchange;

15.
the material change report dated July 16, 2025 in respect of the closing of the 2025 Private Placement (as defined herein).

Any document of the type referred to in Section 11.1 of Form 44-101F1 — Short Form Prospectus Distributions filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this Prospectus and prior to 25 months from the date hereof shall be deemed to be incorporated by reference in this Prospectus.
Notwithstanding anything herein to the contrary, any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not constitute a part of this Prospectus except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this Prospectus, except as so modified or superseded.
Upon filing of a new annual information form and related annual financial statements with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, including all amendments thereto, the previous annual financial statements and all interim financial statements (including any management’s discussion and analysis related thereto), material change reports and management information circulars filed prior to the commencement of the fiscal year in which the new annual information form is filed, shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.
A Prospectus Supplement containing the specific variable terms in respect of an offering of any Securities offered thereunder will be delivered to purchasers of such Securities together with this Prospectus to the extent required under applicable securities laws and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement solely for the purposes of the Securities covered by such Prospectus Supplement.
Any “template version” of any “marketing materials” (as such terms are defined in NI 41-101) filed by the Company after the date of a Prospectus Supplement and before the termination of the distribution of Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) will be deemed to be incorporated by reference into such applicable Prospectus Supplement for the purposes of the distribution of Securities to which that Prospectus Supplement pertains.

THE COMPANY
The Company was incorporated on February 16, 2022, pursuant to the provisions of the BCBCA under the name “1348512 B.C. Ltd.” for the purposes of investigating and evaluating business opportunities to acquire or participate in.
On December 19, 2024, the Company completed a business combination by way of a three-cornered amalgamation pursuant to the Amalgamation Agreement in accordance with the terms of the Business Combination Agreement (the “Transaction”). In connection with the Transaction, the Company changed its name to “Cizzle Brands Corporation”.
On February 8, 2024, the Company acquired Cizzle Brands Inc. (“CBI”). At the time of the acquisition, CBI was a holding company which owned the formulation of active ingredients which was further developed by the Company to become CWENCH, and trademark applications for CWENCH, CWENCH Hydration and Spoken. The acquisition of CBI was not conducted at arm’s length as the sole shareholder and director of CBI John Celenza, was also a director of Cizzle Brands Ltd. This conflict of interest was disclosed and Mr. Celenza recused himself from any approvals or discussions related to the transaction in accordance with applicable corporate laws. The valuation process and the negotiation of the transaction was conducted by the Company’s then independent arm’s length directors.
Prior to acquisition by Cizzle Brands Ltd., CBI owned a trademark for the Cwench brand name, but it had no other assets or liabilities. Total expenses of CBI prior to acquisition by Cizzle Brands Ltd. were de minimis and consisted of mainly incorporation/legal costs and trademark application costs. The Company’s product was only developed after CBI was acquired by Cizzle Brands Ltd. and such development was facilitated by CBI’s founder leveraging his experience with contract manufacturers and retail channels. Related expenses are recorded in the financial statements of Cizzle Brands Ltd.
Summary of Description of the Business
Cizzle is a consumer-packaged goods company, operating under the emerging “better-for-you” category of prepared foods. Cizzle exists to provide consumers with high-performing alternatives that are healthy, taste great, and meet their needs.
The Company has presently launched four central lines of products to market: (i) CWENCH Hydration, in the sports hydration category; (ii) CWENCH Protein; its nutraceutical line of products, (iii) Spoken™ Nutrition, its line of nutritional supplements; and (iv) HappiEats™, its line of food products. The Company also has a robust portfolio of innovative products and brands that it expects to launch over the next 12 – 24 months, which includes but is not limited to the products listed below. Management will continue to evaluate market conditions to determine when and if to launch any of the following products.
Containing no sugar, all-natural ingredients, only 10 calories and 6+ performing electrolytes, CWENCH Hydration is a next generation sports hydration drink developed by strength coach, Andy O’Brien, and the Company’s management team. CWENCH Hydration is currently offered in two formats: (i) hydration powder mix; and (ii) 500ml ready-to-drink Tetra Paks, and is offered in five flavours: Berry Crush, Blue Raspberry, Cherry Lime, Rainbow Swirl and Tropical Flow, along with limited time flavour offerings Celly Freeze, Pink Lemon Flow and Rocket Berry Blast. The hydration powder mix comes in two sizes, a 10-serving pack of individual sachets (70 grams in total) or a 45- serving container (315 grams).
CWENCH Hydration is endorsed by world-class athletes, including 2024 National Hockey League (“NHL”) MVP and Colorado Avalanche forward, Nathan MacKinnon, Montreal Canadiens forward, Cole Caufield, National Basketball Association (“NBA”) All-Star and Miami Heat, Andrew Wiggins, Canadian Olympic soccer player, Adriana Leon, and up-and-coming professional hockey players Gavin McKenna, Chloe Primerano and Jade Iginla.
To date, Cizzle Brands products have been ordered by more than 21 NHL teams, 21 Major League Baseball teams, 5 NFL teams and 4 NBA teams. Cizzle Brands products are currently available in over 4,400 points of distribution across North America and Europe, including SportChek, Canadian Tire, LifeTime, Metro, Longos, Sobeys, Fortinos, Loblaws, Circle K, Petro Canada, United Supermarkets, Pure

Hockey, Pro Hockey Life, London Drugs, Golf Town, Healthy Planet, Farm Boy, INS Markets, MacEwen Gas and Source for Sports. CWENCH Hydration is also being distributed by a number of major distributors.
Spoken NutritionTM is a premium line of nutritional supplements, designed to bring elite athletes into the Cizzle ecosystem.
The team that formulated Spoken Nutrition’s™ products includes Dr. Matt Frakes (New York Giants Dietician), Brianne Brown (University of Miami Strength & Conditioning Coach), Alan Bishop (University of Houston Director of Men’s Basketball Sports Performance), David Lawrence (Strength Coach to Six NFL Super Bowl Winners), Ben Prentiss (Experienced NHL Strength Coach), Dr. Jordan Shallow (Doctor of Chiropractic and Strength Coach to Elite Athletes), Dr. Sachin Patel (Functional Medicine Doctor), and Cizzle’s Chief Performance Officer, Andy O’Brien.
All Spoken Nutrition™ products carry the NSF Certified for Sport® designation, a certification program that confirms sports supplements and sports nutritional products do not contain substances banned by many major athletic organizations.
Spoken Nutrition’s™ product line includes:
•
Spoken™ Sleep Builder:   containing only amino acids (such as l-theanine, glycine and glutamine), inositol and three forms of magnesium (orotate, glycerophosphate and glycinate), Spoken™ Sleep Builder is formulated to help people get more restorative sleep without the use of melatonin, 5-HTP and other herbal supplements.

•
Spoken™ Greens:   Spoken™ Greens contains 20 high-impact, nutrient-rich ingredients in quantities that aim to assist in a healthy lifestyle.

•
Spoken™ Aminos + ATP:   formulated to have a high dose of leucine, added tyrosine and Peak ATP to assist with increased muscle protein synthesis, increased dopamine and help with cellular energy.

•
Spoken™ Creatine:   aims to increase body/lean muscle when used in conjunction with a resistance training regimen. It also aims to improve strength, power, and performance.

•
Spoken™ High EPA Fish Oil + D:   made from sustainable wild-caught anchovy, sardine, and mackerel low in heavy metals, was intentionally formulated to contain 700mg of EPA (eicosapentaenoic acid) along with 300 mg of DHA (docosahexaenoic acid), Spoken’s™ High EPA Fish Oil + D is a high dose Omega-3 supplement, supplemented with lipase to enhance absorption.

•
Spoken™ MAG 3:   formulated to be a beneficial source of magnesium for cardiovascular, cognitive, muscular, and brain health. Spoken™ MAG 3 not only aims to increase magnesium levels in the brain but also to raise blood serum magnesium levels. Each serving contains 225 mg of elemental magnesium from three highly bioavailable forms: Magnesium Glycinate, Magnesium Malate, and ATA Mg®, a patented acetyl taurinate magnesium salt.

•
Spoken™ Pro Resolving Mediators + EPA/DHA:   formulated to manage pain, help our bodies avoid the ravages of injury and promote a natural, balanced recovery process. Each capsule of Spoken™ Pro Resolving Mediators + EPA/DHA contains 14-HDHA, 17-HDHA, and 18-HEPE, along with their source materials, eicosapentaenoic acid (EPA) and docosahexaenoic acid (DHA).

•
Spoken™ Vitamin D3 + K1/K2:   each capsule of Spoken™ Vitamin D3 + K1/K2 provides 2000 IUs of Vitamin D, along with 120 mcg of K1 and 90 mcg of K2.

•
Spoken™ Essential Daily Packs:   formulated to be the essential, all-in-one foundational vitamin and nutritional supplement for athletes and people living an active lifestyle, Spoken™ Essential Daily Packs are convenient all-in-one packs designed to fill the critical nutritional gaps that can impact performance.

•
Spoken™ Grass Fed Whey Protein:   a protein supplement that contains 25 grams of grassfed whey protein, Tendoforte® collagen and 3 grams of fat from olive oil or cocoa.

•
Spoken™ Grass Fed Beef Protein:   features 25 grams of complete protein from grass-fed beef bone broth.

In Canada, Cizzle has national distribution coverage with a strong focus in three geographic markets: (i) the Greater Toronto Area; (ii) the Montreal and Ottawa corridor; and (iii) the Greater Vancouver Area.
On January 29, 2025, the Company announced it had entered into a distribution agreement with Van Houtte Coffee Services (“VHCS”), a subsidiary of Keurig Dr Pepper, pursuant to which VHCS will distribute the Company’s CWENCH Hydration product lineup across Canada. As part of its agreement, VHCS will also take over distributorship for many of the Company’s existing accounts in various categories including sporting goods retailers and stadiums.
For the period ended April 30, 2025, the Company had two (2) customers representing over 10% of revenue (21% from Customer 1 and 17% from Customer 2). For the year ended July 31, 2024 the Company had one (1) customer representing over 10% of revenue (33% from Customer 2).
The Company’s distribution strategy in Canada was initially focused on a combination of: (i) direct sales to sports and specialty retailers, as well as “points of sweat” such as hockey arenas, fitness centres and training facilities; and (ii) broker/distributors in the sports and natural/organic channels. However, as brand awareness has grown, the Company has started distributing through major Canadian grocery and gas & convenience stores, including Loblaws, Metro, Longos, Sobeys, Fortinos, Circle K, PetroCanada, MacEwen Gas and others.
A key feature of the Company’s strategy is to develop a distribution channel platform that would support many different “better-for-you” products as well as potential insourcing of key business functions, such as manufacturing. We are continually evaluating potential opportunities for both new products that fit our mission to elevate and wellness, as well as manufacturing, and this is what was intended when we disclosed “evaluating strategic alternatives”.
The Company has the revenue recognition policy disclosure under IFRS 15.119:
Retail/Wholesale(B2B)
(a)
Revenue is recognized upon shipment (FOB Shipping). The Company generally satisfies the performance obligation as the customers obtain control of the products, which is upon shipping of the products. However, for certain wholesale customers, the Company satisfies its performance obligation upon delivery of the products.

(b)
The Company’s standard payment terms for wholesale customers are — Canadian customers: 30 days; US customers: 60 days; international customers: 90 days. The difference in timing is due to the expected delivery time for each type of customer.

(c)
There are no other parties involved in fulfilling the performance obligation other than delivery agencies.

(d)
Refund and return policies have been disclosed in the financial statements. It is the Company’s policy to not accept any returns and provide refunds.

(e)
The Company provides a warranty that the customers will receive defect-free products.

Consumer (B2C)
(a)
Performance obligation is satisfied upon delivery of the products.

(b)
Consideration from consumers is received upfront.

(c)
There are no other parties involved in fulfilling the performance obligation other than delivery agencies.

(d)
Refund and return policies have been disclosed in the financial statements. It is the Company’s policy to not accept any returns and provide refunds.

The Company provides a warranty that the customers will receive defect-free products.

The majority of the Company’s products are manufactured in Canada and the United States. The Sport Pasta is manufactured in Italy. Branded products (e.g., shaker bottles, towels) are manufactured in China. Management assessed the Company’s non-Canadian assets to be immaterial.
As brand awareness continues to grow, we anticipate that Canadian distribution will expand further to mass merchandise and club channels.
In the United States, the Company’s focus is on hockey-centric markets, including Connecticut, Massachusetts, Michigan and Minnesota.
As with Canada, the distribution strategy in the United States involves a combination of: (i) direct sales to sports and specialty retailers, as well as “points of sweat” such as hockey arenas, fitness centres, training facilities; and (ii) broker/distributors in the sports and natural/organic channels.
In addition to sales through retail channels, the Company maintains a solid online presence through its own websites www.cwenchhydration.com, www.spokennutrition.com and www.myhappieats.com as well as online retailers such as Amazon. Part of the Company’s strategy is to continue its online marketing efforts in order to increase sales through e-commerce channels in a more aggressive and efficient manner.
Inter-Corporate Relationships
As at the date hereof, the Company’s corporate structure consists of the following wholly-owned subsidiaries:
Recent Developments
Changes to the Company’s Board of Directors
On August 7, 2025 the Company announced that it had appointed Ndamukong Suh, Michael Doolan, and Geoff Bedford (collectively, the “New Directors”) to act as directors of the Company until the next annual general meeting of shareholders. Each of the New Directors is compensated with 470,000 options (the “Compensation Options”) to purchase common shares of the Company, vesting 1/12th per month over the course of 12 months. Each of the New Directors is independent.
Concurrent with the appointment of the New Directors, Andy O’Brien and Barrington Miller have stepped down from their respective positions on the Company’s Board of Directors. Mr. O’Brien will remain the Company’s Chief Performance Officer and Mr. Miller will act as an advisor to the Company. Lauri Holomis and Nunziato Fattore continue to act as Directors of the Company and John Celenza as a Director, Executive Chairman and Chief Executive Officer of the Company.

Mr. Doolan (Chair) and Mr. Bedford join Mr. Fattore on the Company’s audit committee. Each are independent and financially literate. Mr. Bedford will join the Compensation Committee and Mr. Doolan will join the Governance and Nominating Committee, each such committee being comprised of the foregoing Director and Mr. Celenza (Chair) and Mr. Fattore.
Below are biographical and equity ownership information about the New Directors:
Ndamukong Suh is a Super Bowl winning, three-time First-Team All-Pro and five-time Pro Bowler who spent 13 seasons in the National Football League with the Detroit Lions, Miami Dolphins, Los Angeles Rams, Tampa Bay Buccaneers, and Philadelphia Eagles. A graduate of the University of Nebraska-Lincoln with a degree in construction management, Mr. Suh is the managing partner of House of Spears Management, a family office that has invested in more than 30 companies and operates a growing real-estate development portfolio. In July 2025, Mr. Suh launched the “No Free Lunch” podcast, sharing insights on wealth building and financial literacy for athletes and entrepreneurs.
Michael Doolan has over 35 years of experience in all aspects of financial management, with specific expertise in international mergers and acquisitions, offshore financing structures, and international treasury management. He has extensive experience as both a board member and an executive for private and public companies in several industries, including Route1 Inc. (ROI:TSXV), UGE International Inc. (UGE:TSXV), and Fredonia Mining Inc. (FRED:TSXV). Doolan most recently retired as Executive Vice President, Finance and Chief Financial Officer of Neo Performance Materials Inc. (NEO:TSX). Prior to that, he served as Senior Vice President and Chief Financial Officer of Falconbridge Limited (TSX: FAL; NYSE:FAL) of Toronto before its merger with Noranda. In addition to the Compensation Options, Mr. Doolan owns 375,000 Common Shares and 275,000 warrants to purchase Common Shares.
Geoff Bedford has held several C-suite positions for publicly traded companies over the last 20 years, including President and CEO of Neo Performance Materials Inc. (NEO:TSX), President and CEO of Molycorp, Inc. (MCP:NYSE), EVP, Chief Operating Officer and previously Chief Financial Officer at Neo Material Technologies Inc. (NEM:TSX). He presently serves as Non-Executive Chairman at B.E.S.T Venture Opportunities Fund (BVOF:CSE). He has led innovation in high-growth sectors navigating complex regulatory environments across North America, Europe, and Asia, leveraging his expertise in strategic planning, global operations, and capital markets. Mr. Bedford is a Canadian Chartered Accountant who has completed Harvard Business School’s Making Corporate Boards More Effective program. Mr. Bedford holds a Bachelor of Science from the University of Western Ontario, and an MBA from Kellogg School of Management. In addition to the Compensation Options, Mr. Bedford owns 385,000 Common Shares and 275,000 warrants to purchase Common Shares.
As at the date of this Prospectus, the directors and executive officers of the Company as a group beneficially own or control or direct, directly or indirectly, 42,243,232 Common Shares representing approximately 16.62% of the outstanding Common Shares. Assuming exercise of the options and warrants held by the directors and executive officers of the Company, they would beneficially own or control or direct, directly or indirectly, 51,937,137 Common Shares representing approximately 19.68% of the outstanding Common Shares on a partially-diluted basis (18.09% on a fully-diluted basis).
Operational Updates
Subsequent to the filing of the Annual Information Form dated December 19, 2024, the Company accomplished the following:
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on December 30, 2024, the Company announced the commencing of trading of the Common Shares on the Exchange;

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on January 9, 2025, the Company announced its flagship product CWENCH Hydration™ launching in supermarkets operated under the Metro banner in Ontario, operated by Metro, Inc., marking the brand’s first entry into the Canadian large-chain grocery market segment;

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on January 14, 2025, the Company announced the launch of its premium line of nutritional supplements, Spoken Nutrition™, designed to bring elite athletes into the Company’s product ecosystem and meet the needs of their professional athletes;

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on January 16, 2025, the Company announced the collaboration with famed Canadian hockey influencer Coach Chippy to launch Tropical Flow, a special edition Coach Chippy-inspired flavour of CWENCH Hydration;

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on January 21, 2025, the Company announced the engagement of Don Saladino, a renowned coach and fitness expert to many A-List celebrities, professional athletes, and award-winning musicians, as an advisor to the Company to help guide the Company’s commercialization journey in the health and wellness space;

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on January 23, 2025, the Company unveiled the lineup of subject matter experts to underpin the Company’s product commercialization efforts for 2025 and drive awareness for its lineup of sports nutrition brands, including some of the world’s most experienced and respected strength and performance coaches, dieticians, and medical professionals;

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on January 29, 2025, the Company announced entering into a distribution agreement (the “Distribution Agreement”) with VHCS, a subsidiary of Keurig Canada Inc., doing business as Keurig Dr Pepper Canada, pursuant to which VHCS will distribute the Company’s product lineup across Canada;

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on February 4, 2025, the Company announced its flagship product CWENCH Hydration™ is being placed in nearly all locations of London Drugs, a retail pharmacy chain operating primarily in the province of British Columbia, in addition to Alberta, Saskatchewan, and Manitoba;

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on February 6, 2025, the Company announced its flagship brand CWENCH Hydration™ has become the title sponsor of the CWENCH All Canadian Volleyball Games, Canada’s premier annual girls’ volleyball event, taking place at the Athlete Institute in Orangeville, Ontario on Sunday, June 8, 2025;

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on February 11, 2025, the Company announced the Blue Raspberry and Rainbow ready-to-drink flavours of its flagship brand CWENCH Hydration™ are now being carried in 54 Esso, Shell, MacEwen, and Quickie gas stations in Ontario and Quebec that are owned and operated by MacEwen Petroleum secured pursuant to the Distribution Agreement;

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on February 13, 2025, the Company announced Fortinos, part of the Loblaw Group of Companies, a Canadian grocery and retail giant, is carrying CWENCH Hydration™ in all 24 of its supermarket locations throughout the Greater Toronto and Greater Hamilton areas of Ontario;

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on February 18, 2025, the Company announced CWENCH Hydration™ is being carried by the Canco Petroleum, an independent fuel retail brand chain of gas stations, with 138 locations across Canada primarily in British Columbia and Alberta;

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on February 20, 2025, the Company announced all four ready-to-drink flavours of its flagship product CWENCH Hydration™ are available for purchase chain-wide at Calgary Co-op and Freson Bros., each of which are major regional grocery chains in the Canadian province of Alberta;

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on February 25, 2025, the Company announced its U.S. ticker symbol CZZLF graduated to trading on the OTCQB® Venture Market;

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on February 27, 2025, the Company announced its flagship product CWENCH Hydration™ is being carried by Pro Hockey Life, a Canadian chain of hockey equipment stores with 20 locations in five provinces across Canada, that is a part of the Canadian Tire group of retailers;

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on March 6, 2025, the Company announced the achievement of double-digit growth for all CWENCH Hydration™ SKUs across top North American accounts;

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on March 17, 2025, the Company announced financial results for the second quarter of its 2025 fiscal year, capping off the first half of the Company’s inaugural fiscal year as a public company, in which more than

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$5.64 million in net sales were generated, with 60.03% gross profit margin and gross profit of over $3.38 million in the six-month period;

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on March 20, 2025, the Company announced a five-year title sponsorship agreement of the CWENCH All Canadian Basketball Games, a three-day NBA-sanctioned event for Canadian male and female senior high school basketball players taking place on Friday, April 4, 2025 and Saturday, April 5, 2025;

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on March 25, 2025, the Company announced that METRO Inc., food and pharmacy leader in Québec and Ontario, has started carrying CWENCH Hydration™ in Metro stores in the province of Quebec, alongside Metro stores in Ontario that are already carrying CWENCH Hydration™ products;

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on March 27, 2025, the Company announced each of Healthy Planet and Farm Boy are carrying CWENCH Hydration™ in their stores across Ontario;

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on April 3, 2025, the Company announced its flagship product CWENCH Hydration™ is the official hydration partner of USA Hockey, which is the national governing body for the sport of ice hockey in the United States and includes more than one million players, coaches, officials and volunteers across the country;

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on April 8, 2025, the Company announced the ready-to-drink version of the four original flavours of CWENCH Hydration™ (Rainbow Swirl, Blue Raspberry, Cherry Lime, and Berry Crush) are being carried in all 134 Metro supermarket locations in Ontario;

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on April 10, 2025, the Company announced the hydration mix format of its flagship product CWENCH Hydration™ is being carried by United Supermarkets, a grocery chain with a substantial presence in central and northern Texas, which includes urban areas such as Lubbock, Amarillo, Odessa, and Abilene;

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on April 17, 2025, the Company announced the Loblaw banner supermarket chain Fortinos has added all four original flavours of the ready-to-drink format of CWENCH Hydration™ to all 24 of its locations throughout the Greater Toronto and Greater Hamilton areas in Southern Ontario;

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on May 8, 2025, the Company announced that Golf Town, known as Canada’s golf superstore, is carrying three of the original flavours of CWENCH Hydration™ (Blue Raspberry, Rainbow Swirl, and Berry Crush) in the hydration mix format at all 47 of its retail store locations, as well as on its website;

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on May 15, 2025, the Company announced a further expansion of its presence in the United States by entering into multi-year sponsorship agreements with the official USA Hockey affiliate organizations for each of Massachusetts, Minnesota, and Michigan;

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on June 13, 2025, the Company announced financial results for the third quarter of its 2025 fiscal year, in which more than $9.2 million in net sales were generated, with 57% gross profit margin and gross profit of over $5.25 million in the nine-month period;

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on June 18, 2025, the Company announced the launch of Celly Freeze™, a limited-time ready-to-drink flavour of CWENCH Hydration™, developed by the Company in collaboration with well-known hockey influencers and content creators Austen Alexander, Coach Chippy, Coach Jeremy, Nasher, Pavel Barber and Swaggy P (Pete Lenes);

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on July 8, 2025, the Company announced the launch of CWENCH HydrationTM at Longo’s, an Ontario supermarket chain part of the Empire Company Limited family of grocery banners;

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on July 8, 2025, the Company announced that they had launched a non-brokered private placement of up to 9,722,222 units (each a “2025 Unit”) at a price of $0.36 per 2025 Unit for gross proceeds of up to $3.5 million (the “2025 Private Placement”). Each 2025 Unit would consist of a Common Share and a warrant entitling the holder to purchase a Common Share for $0.44 for a period of 36 months from its issuance;

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on July 10, 2025, the Company announced that it had closed a first tranche of the 2025 Private Placement, issuing 2,708,331 2025 Units for gross proceeds of $975,000;

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on July 15, 2025, the Company announced that it had closed the second and final tranche of the oversubscribed 2025 Private Placement, bringing the total gross proceeds of the 2025 Private Placement to $4,501,682;

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on July 16, 2025, the Company announced the launch of Pink Lemon Flow, a new flavour of CWENCH HydrationTM developed by the Company in partnership with content creator, Coach Chippy. The Company further announced that the Pink Lemon Flow flavour would be carried in grocery chains under the various Sobey Inc. chains starting in the second half of July 2025;

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on July 17, 2025, the Company announced that its CWENCH HydrationTM was now carried in over 300 Sobeys locations and that over 3,300 locations across Canada, the United States, and Europe currently carry CWENCH HydrationTM;

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on July 23, 2025, the Company announced that it had launched Rocket Berry Blast, a new flavour of CWENCH HydrationTM, in collaboration with NHL player Cole Caufield;

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on August 8, 2025, the Company’s two Canadian Subsidiaries, Cizzle Brands Inc. and Cizzle Brands Ltd. merged with the resulting entity being Cizzle Brands Inc. To facilitate the merger, Cizzle Brands Ltd. was continued under the CBCA as 17205325 Canada Inc. on August 1, 2025;

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on August 14, 2025, the Company announced that its CWENCH HydrationTM was now carried in all 84 Pure Hockey stores. Pure Hockey is the leading retailer of hockey equipment and supplier in the United States;

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on August 20, 2025, the Company announced the entering into a three-year $5,000,000 secured revolving credit facility provided by eCapital (the “eCapital Loan”). This credit facility is available to be drawn down as needed for general corporate purposes and working capital needs;

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on August 21, 2025, the Company announced that its CWENCH HydrationTM was now carried in 323 Circle K convenience stores across Ontario;

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on September 2, 2025, the Company announced that it entered into a three-year arrangement whereby CWENCH HydrationTM will be the official sports drink of the NHL’s Ottawa Senators;

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on September 9, 2025, the Company announced the launch of HappiEats™ Sport Pasta™, a high protein, lower glycemic index pasta designed for athletes of all ages. At launch, Sport Pasta™ will be available at Shop Santé, Source for Sports, Sports Excellence and FGL Quebec. The Company anticipates that in the coming months, Sport Pasta™ will be available in additional retailers including Healthy Planet, Longo’s, Fortino’s, VitaCost, a division of Kroger and Metro; and

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on September 18, 2025, the Company announced that its CWENCH HydrationTM was now carried in 149 Loblaw Companies Limited stores, including Loblaws (and its related banners including Zehrs and Your Independent Grocer), as well as Real Canadian Superstore and Atlantic Superstore.

While the Company evaluates M&A and other inorganic growth opportunities on an ongoing basis, there are no transactions contemplated or negotiations underway in any material respect at this time that have a substantial likelihood of success.
Material Contracts
Cizzle Brands Inc. entered into a manufacturing Agreement with NBF Holdings Canada Inc. (“NBF”) dated as of February 22, 2024 (the “Nutrablend Agreement”). Pursuant to the Nutrablend Agreement, NBF manufactures and packages CWENCH powders and certain Spoken Nutrition Products, both on a white label basis using NBF’s own product formulations, and through the production of custom product formulations for the Company. Under the Nutrablend Agreement, NBF provides all ingredients, packaging and lot identifying materials necessary to manufacture, identify and prepare the Company’s products in accordance with the Company’s specifications. The Company is responsible for providing labelling information and materials and any custom packaging components. NBF is responsible for maintaining quality control procedures for the manufacture, packaging, storage, handling and transportation of the products. NBF provides manufacturing services in the United States. The Nutrablend Agreement has a one-year term with successive one-year renewals.
Cizzle Brands Inc. entered into a manufacturing agreement with Flow Water Inc. (“FWI”) dated March 13, 2024 (the “Flow Agreement”). Pursuant to the Flow Agreement, FWI processes CWENCH in Tetra Pak format from materials supplied by Cizzle Brands Inc. (the “Raw Materials”) in accordance with good manufacturing practices and Cizzle Brands Inc.’s specifications, and tests, labels, packages and stores the finished CWENCH products. FWI provides all labour, supervision, equipment, facilities, utilities, supplies and materials for its performance under the Flow Agreement. FWI provides the foregoing services at its facility in Aurora, Ontario. Cizzle Brands Inc. is responsible for providing FWI with Raw Materials specifications, allergen information, the Material Safety Data sheet, letters of guarantee, certificates of insurance, and any applicable Organic or Kosher certificates, as well as the quality and condition of the Raw Materials delivered to FWI. The Flow Agreement has an initial term of three years, with successive one-year renewal periods. The Flow Agreement is non-exclusive and the Company could obtain similar services from other suppliers.
On August 25, 2025, FWI announced that FWI and certain of its subsidiaries had received demand letters of repayment and notices of intention to enforce a security under section 244 of the Bankruptcy and Insolvency Act (Canada) from NFS Leasing Canada Ltd. and RI Flow LLC (collectively the “Flow Creditors”) with respect to alleged defaults under certain secured loans made to FWI and such subsidiaries by the Flow Creditors. Cizzle Brands Inc. is in touch with FWI and the Flow Creditors with respect to continued production of CWENCH under the Flow Agreement and has no reason to believe manufacturing will be affected by the foregoing.
The Flow Agreement and the Nutrablend Agreement, along with other material contracts of the Company, have been filed as material contracts on our profile on SEDAR+. For a summary of the material contracts, see the “Item 14. Material Contracts” section in the AIF.
CONSOLIDATED CAPITALIZATION
The applicable Prospectus Supplement will describe any material changes, and the effect of such material changes, on the share and loan capitalization of the Company that will result from the issuance of Securities pursuant to each Prospectus Supplement.
As of August 30, 2025, the Company’s consolidated capitalization is set out in the following table:
August 30 2025 (unaudited)
Share Capital	Unlimited common shares
Common Shares	211,929,191
Warrants	49,334,698
Broker Warrants (Unit)	203,500
Options	28,655,333
Cash and cash equivalents	$2,362,187.15
Debt1	$2,787,117.95
Shareholders’ Equity	$10,142,411.81
Total Capitalization	$12,929,529.76
On August 19, 2025, the Company’s wholly-owned subsidiaries, Cizzle Brands Inc. and Cizzle Brands USA Inc. (collectively, the “Borrowers”) entered into a three-year $5,000,000 secured revolving credit facility (the “Facility”) provided by eCapital Asset Based Lending Corp (the “Lender”). As security for the Facility, the Borrowers entered into a general security agreement giving the Lender security in the Borrowers assets and after-acquired property. The Company also entered into the general security agreement as a guarantor of the Facility. To date, $1,702,141 of the Facility has been drawn by the Company, leaving $3,297,859 available to the Company under the Facility.

1
In addition, at quarter-end, the Cssuer had outstanding invoices from Cizzle Enterprises Inc. (John Celenza — CEO) and HighRise Marketing (Anthony Mila — CMO) in the amount of $41,622 and $19,333 respectively for April 30, and $23,725 for Cizzle Enterprises Inc. (as at July 31, 2024). These amounts are the respective amounts agreed to under the service agreements. While the invoices are monthly, payment may not always occur in the same month; the amounts reported reflect the outstanding balances at quarter end.

USE OF PROCEEDS
The intended use of proceeds of any offering of Securities hereunder shall be indicated in the applicable Prospectus Supplement. Without limiting the discretion available to the Board in determining use of net proceeds in respect of any offering conducted hereunder, such uses may include:
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Discretionary capital programs and/or potential future acquisitions;

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Repayment of indebtedness outstanding from time to time;

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general corporate purposes (including funding ongoing operations and/or working capital requirements).

We will not receive any proceeds from any sales of Securities by any Selling Securityholders pursuant to a secondary offering. More detailed information regarding anticipated expenses associated with any underwriter, broker, dealer or agent in respect of any sales by us or a Selling Securityholder will be described in any applicable Prospectus Supplement.
Each applicable Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities by the Company. Notwithstanding, the Company’s management has broad discretion in the application of proceeds of an offering of Securities. On the basis of results obtained or for other sound business reasons, the Company may re-allocate funds as required. Accordingly, the Company’s actual use of proceeds may vary significantly from any proposed use of proceeds disclosed in any applicable Prospectus Supplement. See “Risk Factors — Discretion in the Use of Proceeds”.
The Company has negative cash flow from operating activities for the quarter ended April 30, 2025. To the extent that the Company has negative cash flow in any future period, certain of the net proceeds from an offering of Securities may be used to fund such negative cash flow from operating activities. Each applicable Prospectus Supplement will contain specific information concerning whether, and if so, to what extent, the Company will use the proceeds of the distribution to fund any anticipated negative cash flow from operating activities in future periods. See “Risk Factors — Negative Cash Flow from Operations”.
When normalizing costs and expenditures, assuming a 1% growth rate, the Company has sufficient capital to fund its operations for greater than 12 months. The Company has also modelled a growth scenario should it wish to expand operations and inventory, which it intends to pursue if sufficient capital becomes available. Should the Company pursue this growth scenario to its full extent, the Company estimates that it would require approximately $3.5 million in cash over the next 12 months. This estimate represents the approximate resources necessary to execute the plan and is based on the Company’s projected operating activities. Management considers this amount to be sufficient to achieve the plan, but it reflects a carefully managed cash usage consistent with the projected expenditures.
The Company’s operating plan assumes a reduction in its monthly cash burn from approximately $0.570 million over the past three months (which would equate to $6.84 million over 12 months if maintained) to a normalized level of approximately $0.400 million per month (or $4.8 million over the next 12 months).
The table below outlines the key milestones and the estimated timing for the next 16 months from the date of this Prospectus. These milestones and estimates are based on the Corporation’s reasonable expectations and reasonable courses of action and current assumptions and judgment. The Company expects that the milestones outlined in the chart will be achieved under the normalized scenario. Many of these milestones are already underway, and the remaining two innovations (CWENCHIE and SnakStars) are planned and would be executed as projected. To align with projected revenues and cash usage, certain supporting resources will be scaled appropriately, focusing on efficient execution and managing cash burn in line with the normalized operating plan.

Milestone	Announced Launch Date	Status
Expand the foundational account distribution of CWENCH Hydration and secure retail listings	November 2024 – January 2025
The Company had the following numbers of foundational accounts: 718 as of November 26, 2024; 808 on January 31, 2025, and 4,400 as of the date hereof.
The following retailer launches occurred during the period: London Drugs, MacEwen, Fortinos, Canco, Calgary Co-Op & Freson Bros, PHL, Metro, Healthy Planet, Farm Boy, and United Supermarkets.

Expansion of marketing campaigns and advertising for CWENCH Hydration	February 2025 – April 2025	The Company executed the following marketing campaigns in the period: Tropical Flow Launch, Nathan MacKinnon Four Nations Campaign, Quebec International PeeWee Hockey Tournament, and Chippy x Cabbie Social Campaign (February); 2025 CWENCH All Canadian Basketball Games, and CWENCH Future Stars Program (March); USA Hockey partnership, and Shoe Charms Launch (April), Coach Chippy Retailer Meet & Greet Activations, and Ongoing grassroots activations (February to April).
Launch of “Spoken Nutrition” product line through distribution in the fitness and sports communities	February 2025 – April 2025	Launched in January 2025; Spoken is sold on Amazon, in gyms and select health food stores
Launch of “Sport Pasta” product line in conventional retailers and grocers	May 2025 – July 2025	HappiEats Sport Pasta launched on September 9, 2025
Launch of CWENCHIE Hydration drinks designed specifically for children	December 2025 – December 2026	Formulation efforts are in progress, but there is no concrete timeline for launch
Launch of SnakStars snack products fortified with protein designed for the youth market	December 2025 – December 2026	Expected launch in 2026W
The Company also anticipates potential financings for growth purposes, such as inventory build for new customer volume requirements, marketing and sponsorship initiatives, or hiring to support growth and new initiatives, are expected to be of a size that would not materially impact the Company’s capitalization ($5,000,000 – $10,000,000 at a time). The Company may use a mix of common shares, debt, or hybrid securities (such as warrants) depending on market conditions.
The current cash balance is approximately $2,362,187.15 and Working Capital is approximately $5,592,306.02 as of August 30, 2025.

While the achievement of the foregoing milestones is dependent on the ability of the Company to obtain additional financing, there is no guarantee such financing will be secured, or available on a timely basis or on acceptable terms. Notwithstanding the foregoing, in the event that the Company does not allocate funds to growth initiatives, management believes that the Company has sufficient working capital to fund its business for 16-18 months without having to access capital under a Prospectus Supplement.
DESCRIPTION OF SECURITIES BEING DISTRIBUTED
The following is a brief summary of certain general terms and provisions of the Securities that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Securities as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Securities, and the extent to which the general terms and provisions described below may apply to such Securities will be described in the applicable Prospectus Supplement.
Common Shares
The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares issuable in series on terms to be fixed by the board of directors. As at the close of market on October 6, 2025, being the date immediately prior to the filing of this Prospectus, the Company had 211,929,191 Common Shares issued and outstanding and no Preferred Shares outstanding.
Holders of Common Shares are entitled to dividends if, as and when declared by the Board, to receive notice of and one vote per Common Share at meetings of shareholders and, upon liquidation, dissolution or winding up of Cizzle, to share rateably in such assets of Cizzle as are distributable to the holders of Common Shares.
Common Shares may be sold separately or together with certain other Securities under this Prospectus. Common Shares may also be issuable on conversion, exchange, exercise or maturity of certain other Securities qualified for issuance under this Prospectus.
Preferred Shares
Preferred Shares may be issued at any time or from time to time in one or more series. Subject to the provisions of the Business Corporations Act (British Columbia) (as amended from time to time, the “BCBCA”), the Board may by resolution alter the Notice of Articles of the Company to create any series of Preferred Shares and to fix before issuance, the designation, rights, privileges, restrictions and conditions to attach to the Preferred Shares of each series. Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Preferred Shares being offered thereby.
The issuance of Preferred Shares and the terms selected by the Board could decrease the amount of earnings and assets available for distribution to holders of Common Shares or may have different the rights and powers, including the right to a separate class vote in certain circumstances, compared to the holders of the Common Shares without any further vote or action by the holders of the Common Shares, if permitted by the BCBCA. The issuance of Preferred Shares, or the issuance of rights to purchase Preferred Shares, could make it more difficult for a third-party to acquire a majority of the Company’s outstanding Common Shares and thereby have the effect of delaying, deferring or preventing a change of control of the Company or an unsolicited acquisition proposal or of making the removal of management more difficult. Additionally, the issuance of Preferred Shares may have the effect of decreasing the market price of the Common Shares.
Warrants
As at the close of market on October 6, 2025, being the date immediately prior to the filing of this Prospectus, the Company had 49,334,698 Warrants issued and outstanding.
Warrants may be offered separately or together with other Securities, as the case may be. Each series of Warrants may be issued under a separate warrant indenture or warrant agency agreement to be entered into between the Company and one or more banks or trust companies acting as Warrant agent or may be issued as stand-alone contracts. The applicable Prospectus Supplement will include details of the Warrant agreements, if any, governing the Warrants being offered. The Warrant agent, if any, will be expected to act solely as the agent of the Company and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants that may be offered under this Prospectus. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement.
A copy of any warrant indenture or any warrant agency agreement relating to an offering of Warrants will be filed by the Company with the relevant securities regulatory authorities in Canada after it has been entered into by the Company.
Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Warrants being offered thereby, which may include, without limitation, the following (where applicable):
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the designation of the Warrants;

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the aggregate number of Warrants offered and the offering price;

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the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

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the exercise price of the Warrants;

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the dates or periods during which the Warrants are exercisable;

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the designation and terms of any securities with which the Warrants are issued;

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if the Warrants are issued as a unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

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any minimum or maximum amount of Warrants that may be exercised at any one time;

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whether such Warrants will be listed on any securities exchange;

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any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

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certain material Canadian tax consequences of owning the Warrants; and

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any other material terms and conditions of the Warrants.

Debt Securities
The Debt Securities will be senior or subordinated unsecured indebtedness of the Company as described in the relevant Prospectus Supplement. If the Debt Securities are senior indebtedness, they will rank equally and rateably with all other unsecured indebtedness of the Company, from time to time issued and outstanding, which is not subordinated.
If the Debt Securities are subordinated indebtedness, they will rank equally and rateably with all other subordinated Debt Securities from time to time issued and outstanding. In the event of the insolvency or winding-up of the Company, the subordinated Debt Securities will be subordinated and postponed in right of payment to the prior payment in full of all other liabilities and indebtedness of the Company, other than indebtedness that, by its terms, ranks equally with, or subordinate to, such subordinated Debt Securities.
Any convertible or exchangeable Debt Securities will be convertible or exchangeable only for other securities of the Company.
In conformity with applicable laws of Canada, for all bonds and notes of companies that are publicly offered, the Debt Securities will be governed by a document called an “indenture”. There will be a separate indenture for the senior Debt Securities and the subordinated Debt Securities. An indenture is a contract between a financial institution, acting on your behalf as trustee of the Debt Securities offered, and us. The trustee has two main roles. First, subject to some limitations on the extent to which the trustee can act on your behalf, the trustee can enforce your rights against us if we default on our obligations under the indenture.

Second, the trustee performs certain administrative duties for us. The aggregate principal amount of Debt Securities that may be issued under each indenture is unlimited. A copy of the form of each indenture to be entered into in connection with offerings of Debt Securities will be filed with the applicable securities regulatory authorities in Canada when it is entered into. A copy of any indenture or supplement thereto entered into by us will be filed with securities regulatory authorities and will be available on our profile on SEDAR+.
This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate, or to recognized market benchmark interest rates such as CORRA, SOFR, or a United States federal funds rate.
Selected provisions of the Debt Securities and the indenture(s) under which such Debt Securities will be issued are summarized below. This summary is not complete. The statements made in this Prospectus relating to any indenture and Debt Securities to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable indenture. The indentures will not limit the amount of Debt Securities that we may issue thereunder. We may issue Debt Securities from time to time under an indenture in one or more series by entering into supplemental indentures or by the Board or a duly authorized committee authorizing the issuance. The Debt Securities of a series need not be issued at the same time, bear interest at the same rate or mature on the same date.
The Prospectus Supplement for a particular series of Debt Securities will disclose the specific terms of such Debt Securities, including the price or prices at which the Debt Securities to be offered will be issued. The terms and provisions of any Debt Securities offered under a Prospectus Supplement may not be subject to or contain all of the terms described below. Those terms may include some or all of the following:
•
the designation, aggregate principal amount and authorized denominations of such Debt Securities;

•
the indenture under which such Debt Securities will be issued and the trustee(s) thereunder;

•
the currency or currency units for which the Debt Securities may be purchased and the currency or currency unit in which the principal and any interest is payable (in either case, if other than Canadian dollars);

•
whether such Debt Securities are senior or subordinated and, if subordinated, the applicable subordination provisions;

•
the percentage of the principal amount at which such Debt Securities will be issued;

•
the date or dates on which such Debt Securities will mature;

•
the rate or rates per annum at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any);

•
the dates on which any such interest will be payable and the record dates for such payments;

•
any redemption term or terms under which such Debt Securities may be defeased;

•
whether such Debt Securities are to be issued in registered form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•
the place or places where principal, premium and interest will be payable;

•
the designation and terms of any other Securities with which the Debt Securities will be offered, if any, and the principal amount of Debt Securities that will be offered with each Security;

•
the securities exchange(s) on which such series of Debt Securities will be listed, if any;

•
any terms relating to the modification, amendment or waiver of any terms of such Debt Securities or the applicable indenture;

•
any change in the right of the trustee or the holders to declare the principal, premium and interest with respect to such series of debt securities to be due and payable;

•
governing law;

•
any limit upon the aggregate principal amount of the Debt Securities of such series that may be authenticated and delivered under the indenture;

•
if other than the Company or the trustee, the identity of each registrar and/or paying agent;

•
if the Debt Securities are issued as a Unit with another Security, the date on and after which the Debt Securities and other Security will be separately transferable;

•
if the Debt Securities are to be issued upon the exercise of Warrants, the time, manner and place for such Securities to be authenticated and delivered;

•
if the Debt Securities are to be convertible or exchangeable into other securities of the Company, the terms and procedures for the conversion or exchange of the Debt Securities into other securities; and

•
any other specific terms of the Debt Securities of such series, including any events of default or covenants.

Subscription Receipts
Subscription Receipts may be offered separately or together with other Securities, as the case may be. The Subscription Receipts may be issued under a subscription receipt agreement.
The applicable Prospectus Supplement will include details of any subscription receipt agreement covering the Subscription Receipts being offered. A copy of any subscription receipt agreement relating to an offering of Subscription Receipts will be filed by the Company with the relevant securities regulatory authorities in Canada after the Company has entered into it. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description may include, without limitation, the following (where applicable):
•
the number of Subscription Receipts;

•
the price at which the Subscription Receipts will be offered;

•
the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities;

•
the designation, number and terms of the other Securities that may be exchanged upon conversion of each Subscription Receipt;

•
the designation, number and terms of other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

•
terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•
certain material Canadian tax consequences of owning the Subscription Receipts; and

•
any other material terms and conditions of the Subscription Receipts.

Units
The Company may issue Units comprised of one or more of the other Securities described herein in any combination. Each Unit may be issued so that the holder of the Unit is also the holder of each Security included in the Unit; thus, the holder of a Unit may have the rights and obligations of a holder of each included Security. Any Unit agreement under which a Unit may be issued may provide that the Securities included in the Unit may not be held or transferred separately at any time or at any time before a specified date.
Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Units being offered thereby, which may include, without limitation, the following (where applicable):
•
the designation, number and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

•
any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units;

•
certain material Canadian tax consequences of owning the Securities comprising the Units; and

•
any other material terms and conditions of the Units.

PLAN OF DISTRIBUTION
General
The Company may from time to time during the 25-month period that this Prospectus, including any amendments and supplements hereto, remains valid, offer for sale and sell up to an aggregate of $150,000,000 in Securities hereunder.
The Securities may be sold by us: (i) directly pursuant to applicable statutory exemptions; (ii) to or through underwriters or dealers; or (iii) through designated agents. The Prospectus Supplement relating to a particular offering of Securities will identify any underwriter, dealer or agent engaged in connection with the offering and sale of such Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the purchase price of the Securities (or the manner of determination thereof if offered on a non-fixed price basis), the net proceeds to us and any other material terms of the plan of distribution (including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102). Any initial offering price and discounts, concessions or commissions allowed or re-allowed or paid to underwriters, dealers or agents may be changed from time to time. Only underwriters named in the Prospectus Supplement are deemed to be underwriters in connection with our Securities offered by that Prospectus Supplement.
The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers including sales in transactions that are deemed to be “at-the-market” distributions, including sales made directly on the Exchange or other existing trading markets for the Securities, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Company. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution. Only Common Shares will be offered in an “at-the-market distribution” under this Prospectus.
Sales of Securities under an “at-the-market distribution”, if any, will be made pursuant to an accompanying Prospectus Supplement. Sales of Securities under any “at-the-market” program will be made in transactions that are “at-the-market distributions” as defined in NI 44-102. The volume and timing of any “at-the-market distributions” will be determined at the Company’s sole discretion.
Although Common Shares sold under an “at-the-market distribution” are sold by a CIRO registered investment dealer, no underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the offered Securities or securities of the same class as the Securities distributed under the “at-the-market distribution”, including selling an aggregate number or principal amount of Securities that would result in the underwriter creating an over-allocation position in the Securities.
In connection with the sale of the Securities, or in the case of Securities offered by a Selling Securityholder, underwriters, dealers or agents may receive compensation from the Company, and from the Selling Securityholder in the case of Securities offered by a Selling Securityholder, or from purchasers of Securities for whom they may act as agents including in the form of underwriters’, dealers’ or agents’ fees, commissions or concessions (and, in the case of Securities offered by a Selling Securityholder, such discounts, concessions or commissions as to particular underwriters or agents may be in excess of those customary in the types of transactions involved). Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable Canadian securities legislation and any such compensation that they receive from the Company and any profit that they make on the resale of the Securities, may be deemed to be underwriting discounts or commissions under applicable securities legislation. No Selling Securityholder may distribute any Securities under an “at-the-market distribution” under this Prospectus.
If so indicated in the applicable Prospectus Supplement, the Company may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities directly from us, or in the case of Securities offered by a Selling Securityholder, the Selling Securityholder may authorize dealers or other persons acting as agent to the Selling Securityholder to solicit offers by certain institutions to purchase Securities directly from the Selling Securityholder, pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable Prospectus Supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.
Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under Canadian securities legislation, or to contribution with respect to payments, which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.
In connection with any offering of Securities, subject to applicable laws and other than an “at-the-market distribution”, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the offered Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time.
Any offering of Preferred Shares, Subscription Receipts, Warrants, Units or Debt Securities that is not a secondary offering will be a new issue of Securities with no established trading market for those Securities. Unless specified in the applicable Prospectus Supplement, the Preferred Shares, Subscription Receipts, Warrants, Units and Debt Securities will not be listed on any securities exchange or any automated dealer quotation system, and there may be no market through which those Securities may be sold and purchasers may not be able to resell the Preferred Shares, Subscription Receipts, Warrants, Units and Debt Securities purchased under this Prospectus and the Prospectus Supplement. This may affect the pricing of the Preferred Shares, Subscription Receipts, Warrants, Units and Debt Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Preferred Shares, Subscription Receipts, Warrants, Units and Debt Securities and the extent of issuer regulation. Certain broker-dealers may make a market in the Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units, as applicable, but will not be obligated to do so and may discontinue any market making at any time without advance notice. No assurance can be made that any broker-dealer will make a market in the Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units or as to the liquidity of the trading market, if any, for such Securities. See “Risk Factors — Market for Securities”.
The Selling Securityholder may also enter into derivative transactions with third parties. If a Prospectus Supplement so indicates, in connection with those derivatives, the third parties may sell Securities covered by this Prospectus and the applicable Prospectus Supplement, including in short sale transactions. If so, the third parties may use Securities pledged by the Selling Securityholder or borrowed from the Selling Securityholder or others to settle those sales or to close out any related open borrowings of Securities, and may use Securities received from the Selling Securityholder in settlement of those derivatives to close out any related open borrowings of Securities. The third parties in such sale transactions will be underwriters or agents and will be identified in the applicable Prospectus Supplement. The Company does not intend to sell or otherwise distribute any Securities which are “novel” within the meaning of that term in NI 44-102.
Offerings in the United States
The Securities have not been, and will not be, registered under the U.S. Securities Act or any state securities laws and, subject to certain exceptions, may not be offered or sold or otherwise transferred or disposed of in the United States absent registration or pursuant to an applicable exemption from registration under the U.S. Securities Act and applicable state securities laws. In addition, until 40 days after the commencement of an offering of Securities under any applicable Prospectus Supplement, an offer or sale of

Securities within the United States by any dealer (whether or not participating in the offering of Securities) may violate the registration requirements of the U.S. Securities Act if such offer is made otherwise than in reliance on an exemption from the registration requirements of the U.S. Securities Act.
SELLING SECURITYHOLDERS
This Prospectus may also, from time to time, relate to the offering of Securities by way of a secondary offering by certain Selling Securityholders. The terms under which the Securities will be offered by Selling Securityholders will be described in the applicable Prospectus Supplement. The Prospectus Supplement for or including any offering of the Securities by Selling Securityholders will include, without limitation, where applicable: (i) the names of the Selling Securityholders; (ii) the number or amount of our Securities of the class being distributed owned, controlled or directed by each Selling Securityholder; (iii) the number or amount of our Securities of the class being distributed for the account of each Selling Securityholder; (iv) the number or amount of Securities of any class, to be owned, controlled or directed by the Selling Securityholders after the distribution and the percentage that number or amount represents of the total number of our outstanding Securities; (v) whether the Securities of the class being distributed are owned by the Selling Securityholders both of record and beneficially, of record only or beneficially only; (vi) if the Selling Securityholder purchased the Securities of the class being distributed within two years preceding the date of the Prospectus Supplement, the date or dates the Selling Securityholder acquired the Securities; (vii) if the Selling Securityholder acquired the Securities of the class being distributed in the 12 months preceding the date of the Prospectus, the cost thereof to the Selling Securityholder in the aggregate and on a per Security basis; and (viii) if applicable, the disclosure required by Item 1.11 of Form 44-101F1 Short Form Prospectus if a Selling Securityholder is incorporated, continued, or otherwise organized under the laws of a foreign jurisdiction or resides outside Canada, and, in such case, will file a non-issuer’s submission to jurisdiction form with the applicable Prospectus Supplement.
INSIDER TRADING POLICY
The Board has adopted an insider trading policy to set forth basic guidelines for trading in the Company’s securities (including, without limitation, the Common Shares) and to preserve its confidential information so as to avoid any situation that might have the potential to damage the Company’s reputation or which could constitute a violation of applicable securities law by the Company, its officers, directors, or employees. Under this policy, “insiders” (i.e., officers, members of the Board and other individuals having access to material non-public information) are prohibited from trading in Common Shares and other securities on the basis of such material non-public information until after the information has been disclosed to the public. The obligation not to trade on inside information applies not only to the Company and insiders, but also to persons who obtain such information from insiders and use it to their advantage. Thus, liability may be imposed upon the Company, its insiders and also outsiders who are the source of leaks of material information not yet disclosed to the public and the leaks coincide with purchases or sales of the Company’s securities (i) by such insiders or outsiders, (ii) by the Company itself, or (iii) by “tippees” (including relatives, friends, investment analysts, etc.). The Company has established recurring “blackout periods” prohibiting sales or purchases prior to the release of financial results which continue until two trading days after the time such information has been released to the public: seven (7) days for all insiders and commencing on the date that the reporting period ends for all persons involved in preparing the financial results. From time to time due to specific or anticipated events, the Company may feel it necessary to issue a general blackout period for a specific or indefinite period covering insiders or specific employees or groups.
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF
The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares issuable in series on terms to be fixed by the board of directors. As of August 30, 2025, a total of 211,929,191 Common Shares were issued and outstanding and no Preferred Shares were issued and outstanding. The holders of Common Shares are entitled to one vote per Common Share at all meetings of the shareholders either in person or by proxy.
To the knowledge of the Company’s directors or executive officers, no person or company beneficially owns, or controls or directs, directly or indirectly, ten percent (10%) or more of the issued and outstanding Common Shares as of the date of this Prospectus.

EARNINGS COVERAGE RATIOS
Earnings coverage ratios will be provided in the applicable Prospectus Supplement(s) with respect to any issuance and sale of Debt Securities or Preferred Shares pursuant to this Prospectus.
MARKET FOR SECURITIES
The Common Shares are listed and posted for trading on the Exchange under the symbol “CZZL”.
PRIOR SALES, TRADING PRICE AND VOLUME
Set out below is a summary of distributions made prior to and in connection with the Company’s RTO:
Period	Offering	Securities Issued	Issue Price	Proceeds	Use of Proceeds
February 2024 to August 2024	Private Placement (Units)	77,223,270	$0.20	$15,444,654.00	Purchase of Cizzle Brands Inc. (closed February 8, 2024), Corporate Purposes, Milestones
October 2024 to November 2024	Private Placement (Common Shares)	10,518,388	$0.30	$3,155,516.40	RTO, milestones, corporate purposes
November 2024	Subscription Receipts	3,458,940	$0.30	$1,037,682.00	RTO, milestones, corporate purposes
Additional Information regarding prior sales, trading price and volume of the Securities will be provided for the 12 month period preceding the relevant Prospectus Supplement as required for all of the Company’s issued and outstanding Securities that are listed on any securities exchange, as applicable.
OPTIONS TO PURCHASE SECURITIES
Convertible Security Holders	Number of holders	Amount and Type of Security	Average Exercise Price
Current and Former Directors of the Company	9	2,010,000 Options 1,300,000 Warrants(1)	$0.38 per Option $0.42 per Warrant
Current and Former Executive Officers of the Company	8	5,825,000 Options 123,435 Warrants(1)	$0.20 per Option $0.44 per Warrant
Employees and past employees of the Company	1	135,470 Warrants(1)	$0.44 per Warrant
Employees and past employees of any subsidiary of the Company(2)	48	5,505,000 Options 1,255,556 Warrants(1)	$0.21 per Option $0.44 per Warrant
Consultants	84	15,315,333 Options 41,167 RSUs	$0.26 per Option

Notes:
(1)
Excluding any common share purchase warrants purchased in arm’s length financings.

(2)
Excluding any person included in the row immediately above.

AUDIT COMMITTEE
The Audit Committee is comprised of Michael Doolan, Geoff Bedford and Nunziato Fattore. Each member of the Audit Committee is considered “independent” and “financially literate” as each term is defined in Multilateral Instrument 52-110 — Audit Committees. The Company has adopted a Charter of the Audit Committee in substantially the form set out in Schedule “A”.
The mandate of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities relating to financial accounting, reporting and internal controls for the Company. The Audit Committee is responsible for: conducting reviews and discussions with management and the external auditors relating to the audit and financial reporting; assessing the integrity of internal controls and financial reporting procedures; ensuring implementation of internal controls and procedures; reviewing the quarterly and annual financial statements and management’s discussion and analysis of the Company; selecting and monitoring the independence, performance and remuneration of the external auditors; oversight of all disclosure relating to financial information; and pre-approving any non-audit services to be provided to the Company by any external auditors and the fees for those services. The Audit Committee is also responsible for reviewing and following the procedures established in the Company’s codes, policies and guidelines as may be established from time to time.
Relevant Educational Experience
All of the members of the Audit Committee are able to understand and interpret information related to financial statement analysis. Each of the members of the Audit Committee has a general understanding of the accounting principles used by the Company to prepare its financial statements and will seek clarification from the Company’s auditors, where required. Each of the members of the Audit Committee also has direct experience in understanding accounting principles for private and reporting companies.
In addition to each member’s general business experience, the education and experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member is set forth below.
Michael Doolan
Mr. Doolan has held senior executive positions touching all aspects of financial management, including most recently retired as Executive Vice President, Finance and Chief Financial Officer of Neo Performance Materials Inc. (NEO:TSX). Prior to that, he served as Senior Vice President and Chief Financial Officer of Falconbridge Limited (TSX: FAL; NYSE:FAL) of Toronto before its merger with Noranda. He also served as a Director and Chair of the Audit Committee of Route1 Inc. (ROI:TSXV), among other public director positions.
Geoff Bedford
Mr. Bedford held several C-suite positions for publicly traded companies, including President and CEO of Neo Performance Materials Inc. (NEO:TSX), President and CEO of Molycorp, Inc. (MCP:NYSE), EVP, Chief Operating Officer and previously Chief Financial Officer at Neo Material Technologies Inc. (NEM:TSX). He presently serves as Non-Executive Chairman at B.E.S.T Venture Opportunities Fund (BVOF:CSE). Mr. Bedford is a Canadian Chartered Accountant who holds a Bachelor of Science from the University of Western Ontario, a diploma in accounting from Wilfrid Laurier University, and an MBA from Kellogg School of Management.
Nunziato Fattore
Mr. Fattore has been a business owner for his entire career. He has been the owner and operator of a number of Bruno’s Fine Foods grocery store locations across the Greater Toronto Area (“GTA”) for more than a decade, in which capacity he is actively involved in establishing the accounting policies and controls, as well as the preparation and review of financial statements and tax returns. In addition to his work at Bruno’s, Mr. Fattore also is active in Dendrite Inc., a real estate portfolio company with significant assets in the GTA. On behalf of Dendrite, he is actively involved in all real estate transactions (buying, selling, financing), and reviews financial statements and valuations regularly. Through this direct and supervisory experience, Mr. Fattore understands the accounting principles used by the Company to prepare its financial statements, the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and provisions; and understanding of internal controls and procedures for financial reporting.
Audit Committee Oversight
At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.
Reliance on Certain Exemptions
Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions in section 2.4, 3.2, 3.3(2), 3.4, 3.6, 3.8 or Part 8 of NI 52-110.
Pre-Approval Policies and Procedures
Formal policies and procedures for the engagement of non-audit services have yet to be formulated and adopted and are not currently planned for the Company. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Board and the Audit Committee, on a case-by-case basis as applicable.
External Auditor Service Fees
In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company’s financial statements. “Tax Fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.
The aggregate fees billed by the Company’s external auditor in the last two fiscal years, by category, are as follows:
Year ended July 31	Audit Fees ($)	Audit related Fees ($)	Tax Fees ($)	All Other Fees ($)
2024	$55,000	$14,600	$17,120	Nil.
2023	$6,000	Nil.	$1,500	Nil.
CORPORATE GOVERNANCE
National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”) of the Canadian securities administrators requires the Company to annually disclose certain information regarding its corporate governance practices. Under this heading, the Company is providing the disclosure required by Form 58- 101F1.
Independence
In accordance with NI 58-101, the Board considers a director to be independent if he or she has no direct or indirect material relationship with the Company or its subsidiaries. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.
The Board facilitates its independent supervision over management by holding regular meetings at which members of management or non-independent directors are not in attendance and by retaining independent consultants where it deems necessary.

Based on the definition of independence and a review of the applicable factual circumstances (including financial, contractual and other relationships), the Board has determined that more than half of the Board is independent. The independent Board members are: Lauri Holomis, Nunziato Fattore, Ndamukong Suh, Michael Doolan, and Geoff Bedford. The Board has determined that John Celenza, the Director, Executive Chairman and Chief Executive Officer of the Company is not independent due to his positions with the Company.
As such, the Company has a majority of independent directors, as recommended by National Policy 58-201 — Corporate Governance Guidelines. The Board seeks to ensure that independent judgment is exercised in all decisions by requiring that all major decisions be reviewed by the independent directors, ensuring the chair of each board committee is independent and encouraging regular in-camera sessions of the independent directors.
Directorships
Certain of the directors are presently a director of one or more other reporting issuers (or equivalent) in a Canadian or foreign jurisdiction, as follows:
Individual	Position	Issuer	Exchange
Geoff Bedford	Director	BEST Venture Opportunities Fund	CSE
Michael Doolan	Director	Fredonia Mining Inc.	TSXV
Ndamukong Suh	Director	Fundamental Global Inc. (formerly, FG Group Holdings Inc.)	NASDAQ
Meetings
The independent judgment of the Board in carrying out its responsibilities is the responsibility of all directors. The Board facilitates independent supervision of management through meetings of the Board and through frequent informal discussions among independent members of the Board and management. In addition, the Board has access to the Company’s external auditors, legal counsel and to any of the Company’s officers.
The Chairman, John Celenza is not an independent Director and currently, Nunziato Fattore is the “lead director”. The Board has taken certain steps in order to ensure independent directors are provided with adequate leadership, including: (a) promoting a thorough understanding by the directors and management of the duties and responsibilities of the directors and the distinctions between the role of the directors and the role of management; (b) promoting cohesiveness among the directors; and (c) ensuring processes are in place to monitor legislation and best practices relating to the responsibilities of the Board, and (d) reviewing the effectiveness of the Board, its committees and individual directors on a regular basis. In order to ensure that a balance of authority and objective leadership is maintained, independent directors may hold meetings, or in camera sessions during such meetings, at which neither non-independent directors nor officers of the Company will be in attendance when the independent directors deem it prudent to do so. This provides a forum for independent directors to voice their concerns and discuss whether the Board’s role and responsibilities are being effectively carried out. The Board ensures open and candid discussion among its independent directors by continuously monitoring situations where a conflict of interest or perceived conflict of interest with respect to a director may exist. In cases where such a conflict of interest or perceived conflict of interest is identified, it is addressed in accordance with the Business Corporations Act (British Columbia). The Board may determine that it is appropriate to hold an in-camera session excluding a director with a conflict of interest or perceived conflict of interest, or such director may consider that it is appropriate to recuse him or herself from considering and voting with respect to the matter under consideration.
The Board has held two meetings since the RTO and all directors attended each meeting. With the exception of Lauri Holomis, who was absent from one of the two Audit Committee meetings, the attendance of each director for all board and committee meetings since the RTO is 100%.

Board of Directors — Roles and Responsibilities
The Board has responsibility for the stewardship of the Company including responsibility for strategic planning, identification of the principal risks of the Company’s business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management), communications with investors and the financial community and the integrity of the Company’s internal control and management information systems. The mandate for the Board is attached as Schedule “B”.
As part of its ongoing review of business operations, the Board reviews, as frequently as required, the principal risks inherent in The Company’s business including financial risks, through periodic reports from management of such risks, and assesses the systems established to manage those risks. Directly and through the Audit Committee, the Board also assesses the integrity of internal control over financial reporting and management information systems.
In addition to those matters that must, by law, be approved by the Board, the Board is required to approve any material dispositions, acquisitions and investments outside the ordinary course of business, long-term strategy, and organizational development plans. Management of The Company is authorized to act without board approval, on all ordinary course matters relating to The Company’s business.
The Board also monitors The Company’s compliance with timely disclosure obligations and reviews material disclosure documents prior to distribution. The Board is responsible for selecting the Chief Executive Officer and appointing senior management and for monitoring their performance.
Position Descriptions
The Board has developed mandates and written position descriptions for the Board, Chairman of the Board, Lead Director, CEO, Chair of Governance and Nominating Committee, Chair of Compensation Committee, and Chair of Audit Committee. These documents are attached as Schedule “C”.
Orientation and Continuing Education
The Board is responsible for providing orientation for all new recruits to the Board. Each new director brings a different skill set and professional background, and with this information, the Board is able to determine what orientation to the nature and operations of The Company’s business will be necessary and relevant to each new director. The Company provides continuing education for its directors as the need arises and encourages open discussion at all meetings, which format encourages learning by the directors.
Ethical Business Conduct
The Board has adopted the Code of Business Conduct and Ethics (the “Code”) (attached as Schedule “D”) for the directors, officers, employees and consultants of the Company and its subsidiaries. All new employees must read the Code when hired and acknowledge that they will abide by the Code.
The Board is responsible for monitoring compliance with the Code. In accordance with the Code, directors, officers, employees and consultants of the Company and its subsidiaries should raise questions regarding the application of any requirement under the Code, and report a possible violation of a law or the Code, promptly to their superior or manager. If reporting a concern or complaint to a superior or manager is not possible or advisable, or if reporting it to such person does not resolve the matter, the matter should be addressed to a member of the Chief Executive Officer or Lead Director.
The Board monitors compliance with the Code by, among other things, obtaining reports from the Chief Executive Officer regarding breaches of the Code. The Board also reviews investigations and any resolutions of complaints received under the Code. In addition, the Board approves changes to the Code it considers appropriate, at least annually.
The Board takes steps to ensure that directors, officers and other employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or other employee of the Company has a material interest, which include ensuring that directors, officers and other employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest and obtaining direction from their superior or manager or the Chief Executive Officer or Lead Director regarding any potential conflicts of interest.
The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to directors, officers and other employees to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; and ensuring awareness of disciplinary action for violations of ethical business conduct.
Nomination of Directors
The Board has not adopted any formal policy for the nomination of new directors. The Board relies on its nominating and corporate governance committee to identify new candidates for Board nomination based on the needs of the Board. The nominating and corporate governance committee is responsible for identifying individuals qualified to become new board members and recommending to the board the new director nominees for the next annual meeting of shareholders. In making its recommendations, the nominating and corporate governance committee considers: (i) the competencies and skills that the board considers to be necessary for the board, as a whole, to possess; (ii) the diversity of the board composition, including whether targets have been adopted for women, visible minorities, Aboriginal people and people with disabilities on the board or in executive officer positions; (iii) the competencies and skills that the board considers each existing director to possess; (iv) the competencies and skills each new nominee will bring to the boardroom; and (v) whether or not each new nominee can devote sufficient time and resources to his or her duties as a board member. The nominating and corporate governance committee is composed of a majority of independent directors, being John Celenza (Chair), Michael Doolan and Nunziato Fattore.
Compensation Committee
The Compensation Committee is appointed by the Board to assist in promoting a culture of integrity throughout the Company, to assist the Board in setting director and senior executive compensation, and to develop and submit to the Board recommendations with respect to other employee benefits as the Compensation Committee sees fit. In the performance of its duties, the Compensation Committee is guided by the following principles: (a) offering competitive compensation to attract, retain and motivate highly qualified executives in order for the Company to meet its goals; and (b) acting in the interests of The Company and the Shareholders by being fiscally responsible. The Compensation Committee responsibility is to review and make recommendations to the Board regarding the corporate goals and objectives relevant to compensation of executives and evaluating their performance in light of those goals and objectives.
The Board relies on the knowledge and experience of the members of the Compensation Committee to set appropriate levels of compensation for senior officers. Neither the Company or the Compensation Committee currently has, or has had at any time since incorporation, any contractual arrangement with any executive compensation consultant who has a role in determining or recommending the amount or form of senior officer compensation.
When determining compensation payable, the Compensation Committee considers both external and internal data. External data includes general markets conditions as well as information regarding compensation paid to directors, CEOs and CFOs of companies of similar size and at a similar stage of development in the industry. Internal data includes annual reviews of the performance of the directors, CEO and CFO in light of The Company’s corporate objectives and considers other factors that may have impacted The Company’s success in achieving its objectives.
The Compensation Committee is comprised of a majority of independent directors, namely John Celenza (Chair), Geoff Bedford and Nunziato Fattore. The Board believes that the members of the Compensation Committee collectively have the knowledge, experience and background required to fulfill their mandate and is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation.

Other Board Committees
Other than the Audit Committee, the Governance and Nominating Committee and the Compensation Committee, described above, the Board has no other committees.
Assessments
The Board annually reviews its own performance and effectiveness as well as reviews the Audit Committee Charter and recommends revisions as necessary. Neither the Company nor the Board has adopted formal procedures to regularly assess the Board, the committees or the individual directors as to their effectiveness and contribution. Effectiveness is subjectively measured by comparing actual corporate results with stated objectives. The contributions of individual directors are informally monitored by the other Board members, bearing in mind the business strengths of the individual and the purpose of originally nominating the individual to the Board.
The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committees.
The Board believes its corporate governance practices are appropriate and effective for the Company, given its size and operations. The corporate governance practice of the Company allows it to operate efficiently, with checks and balances that control and monitor management and corporate functions without excessive administrative burden.
Retirement and Term Limits
The Company has not adopted term limits for the directors on the Board, nor is there a mandatory retirement age. No such limits have been adopted in order to maintain a balance between ensuring fresh ideas and view points are available to the Board while simultaneously not losing the benefits of experience and continuity contributed by longer serving directors on the Board. The Board believes that the annual assessment process is an efficient and transparent way to evaluate directors, which provides strong motivation for directors to make sure they make a significant contribution to the Board and the Company.
Diversity and Inclusion
The Company has not adopted a written diversity policy relating to the identification and nomination of directors or members of senior management that are women. Although the Board acknowledges that diversity, including diversity of experience, perspective, education, race, gender and national origin is of value to the Company, in considering potential directors and executive officers, the Board will continue to seek the most qualified candidates. The Board generally identifies, evaluates and recommends candidates to become members of the Board or members of senior management with the goal of creating a Board and members of the senior management team that, as a whole, consists of individuals with various and relevant career experience, industry knowledge and experience, and financial and other specialized expertise. The composition of the Board and senior management is primarily a question of experience and expertise brought by each individual. The Board, when searching for candidates, also takes diversity into account. Although the Board does not have a formal diversity policy, it considers diversity in its broadest sense when evaluating candidates, including persons diverse in gender, ethnicity, experience, and background. The Board considers all factors it deems relevant in the process of identifying, evaluating, and recommending candidates for the Board and senior management. The Board does not have specific targets in respect of appointing women to the Board and in respect of executive officer appointments. As at the date hereof, of the Company’s current directors, one (being 16.67%) are women and no members of the Company’s senior management are women (being 0%).
Majority Voting Policy
The Board has adopted a policy for majority voting for individual directors (the “Majority Voting Policy”). The form of proxy for the Meeting enables each Shareholder to vote for, or withhold their Shares from voting on, the election of each Board Nominee separately. In accordance with the terms of the Majority Voting Policy, if the votes “for” the election of a Board Nominee are fewer than the votes “withheld”, then the Board Nominee will be considered to have not received the support of the Shareholders for the purpose of the Majority Voting Policy and such director is expected to immediately tender his or her resignation to the Board, to take effect upon acceptance by the Board. A director nominee who tenders a resignation pursuant to this Majority Voting Policy will not participate in any meeting of the Board or any sub-committee of the Board at which the resignation is considered. The Board will, within 90 days of receiving a resigning director’s resignation, make a decision whether to accept or reject such director’s offer to resign, and will promptly issue a press release announcing the resignation of the director or explaining why the Board did not accept the resignation.
Advance Notice Policy
The Company is committed to: (i) facilitating an orderly and efficient process for the election of directors at shareholder meetings; (ii) ensuring that all Shareholders receive adequate notice of the director nominations and sufficient information with respect to all director nominees; and (iii) allowing Shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation. As such the Company has adopted an advance notice policy (the “Advance Notice Policy”) to provide Shareholders, directors and management of the Company with a clear framework for nominating directors of the Company. The Advance Notice Policy establishes a deadline by which holders of record of Common Shares must submit director nominations to the Company prior to any annual general or special meeting of Shareholders.
Under the Advance Notice Policy a Shareholder’s notice must be received by the Company: (a) in the case of an annual meeting of Shareholders, not less than 30 days nor more than 65 days prior to the date of the annual meeting of Shareholders; provided, however, that in the event that the annual meeting of Shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by a Shareholder may be made not later than the close of business on the 10th day following the Notice Date; and (b) in the case of a special meeting (which is not also an annual general meeting) of Shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of Shareholders was made.
The Advance Notice Policy also sets out the information that must be included in or that must accompany the nominating Shareholder’s notice. The Board may, in its sole discretion, waive any provision under the Advance Notice Policy. The summary of the Advance Notice Policy described above is qualified in its entirety by reference to the full text of the Advance Notice Policy.
CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS
Cease Trade Orders
To the Company’s knowledge, except as disclosed herein, no director or executive officer of the Company is, as of the date hereof, or was within ten years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company), that:
(a)
was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies
Except as disclosed immediately below, to the Company’s knowledge, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:
(a)
is, as of the date hereof, or has been within the ten years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Geoff Bedford was the president and CEO of Molycorp, Inc. (“Molycorp”) from December 2013 to July 2015 and Michael Doolan was the CFO of Molycorp from June 2012 to January 2017. In June 2015, Molycorp filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware. On November 3, 2016, Molycorp announced that it filed a joint plan of reorganization with the US Bankruptcy Court for the District of Delaware that proposed an emergence from chapter 11 protection and on August 31, 2016, Molycorp announced that such plan of reorganization became effective and Molycorp emerged from Chapter 11 protection.
John Celenza was a director of BioSteel Sports Nutrition Inc. (“BioSteel”) from 2009 to March 2023. On September 14, 2023, BioSteel Canada commenced proceedings (the “CCAA Proceedings”) under the Companies’ Creditors Arrangement Act (the “CCAA”) in the Ontario Superior Court of Justice (Commercial List) (the “CCAA Court”) and sought and obtained recognition of that proceeding under Chapter 15 of the United States Bankruptcy Code. To assist with the sale process, the CCAA Court approved the appointment of a monitor as required under the CCAA. As a result of the CCAA Proceedings, BioSteel liquidated and sold its assets. As a result of the conclusion of the sale of assets and distribution of the cash and proceeds of BioSteel, on July 31, 2024, the CCAA Court granted an order which provided, among other things, for the termination of the CCAA Proceedings upon service of a certificate (the “CCAA Termination Certificate”) and authorization for BioSteel to file assignments in bankruptcy pursuant to the Bankruptcy and Insolvency Act. BioSteel was assigned into bankruptcy as of October 2, 2024. The CCAA Termination Certificate was served on October 22, 2024.
Penalties or Sanctions
To the Company’s knowledge, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:
(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)
any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

RISK FACTORS
An investment in the Securities involves a high degree of risk and must be considered speculative due to the nature of the Company’s business and present stage of development. Before making an investment decision, prospective purchasers of Securities should carefully consider the information described in this Prospectus and the documents incorporated by reference herein, including the applicable Prospectus Supplement. There are certain risks inherent in an investment in the Securities, including the factors described below and under the heading “Risk Factors” in the Annual Information Form and under the heading “Risk Factors and Uncertainties” in the Annual MD&A, and any other risk factors described herein or in a document incorporated by reference herein, which investors should carefully consider before investing. Additional risk factors relating to a specific offering of Securities will be described in the applicable Prospectus Supplement. Some of the factors described herein, in the documents incorporated by reference herein, and/or the applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole. If any of the risk factors described herein, in the Annual Information Form, in another document incorporated by reference herein or in the applicable Prospectus Supplement occur, it could have a material adverse effect on the business, financial condition and results of operations of the Company. Additional risks and uncertainties of which the Company currently is unaware or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Company’s business, financial condition and results of operation. The Company cannot assure purchasers that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the risks described herein, in the Annual Information Form, in the other documents incorporated by reference herein or in the applicable Prospectus Supplement or other unforeseen risks.
Impact of U.S. Legislation and Regulatory Policies
Recent policy, legislative and regulatory changes in the United States could have an adverse effect on the Company and its financial condition. Although the Company outsources the manufacturing of certain of its products to a company located in the United States and most of its ingredients are exempt from tariffs under U.S. laws, there is uncertainty regarding U.S. tariffs and support for existing treaty and trade relationships, including with Canada. Pending renegotiation of the Canada-United States-Mexico Agreement or the implementation by the U.S. government of new legislative or regulatory policies could impose additional costs on the Company, decrease U.S. demand for the Company’s products, or otherwise negatively impact the Company, which may have a material adverse effect on the Company’s business, financial condition and operations. In addition, this uncertainty may adversely impact: (i) the ability of other companies to transact business with companies such as the Company; (ii) the Company’s profitability; (iii) global stock markets (including the Exchange); and (iv) general global economic conditions. All of these factors are outside of Cizzle’s control, but may nonetheless lead the Company to adjust its strategy in order to compete effectively in global markets.
Risks Related to the Offering
An Investment in the Securities is Speculative
An investment in the Securities and the Company’s prospects generally, are speculative due to the risky nature of its business and the present state of its development. Investors may lose their entire investment and should carefully consider the risk factors described below and under the heading “Risk Factors” in the Annual Information Form.
Credit Risk
The Company is exposed to credit risk on its cash and account receivables. The carrying amount of the Company’s financial assets represent the maximum credit exposure. The Company’s cash is held on deposit with major banks in Canada and the United States, which the Company believes lessens the degree of credit risk.

Liquidity Risk
The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. The Company typically settles its financial obligations in cash. The ability to settle obligations in cash is dependent on the Company raising financing in a timely manner and by maintaining sufficient cash in excess of anticipated needs.
Interest Rate Risk
Financial instruments that potentially subject the Company to cash flow interest rate risk are those assets and liabilities with a variable interest rate. Currently, the Company has no assets or liabilities with a variable interest rate other than the eCapital Loan.
Negative Cash Flow from Operations
Since its inception, the Company has generated negative operating cash flows and there are no assurances that sufficient revenues will be generated in the near future or that the Company will not continue to experience negative cash flow from operations in the future. The Company has to this date funded its operations predominantly with proceeds from operations and equity financings and expects to raise additional funds through equity financings or through loan financing. The Company cannot guarantee it will have a cash flow positive status in the future. To the extent that the Company has negative cash flow in any future period, it may need to deploy a portion of its existing working capital to fund such negative cash flows and/or certain of the proceeds from the Offering may be used to fund such negative cash flow from operating activities. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Company as those previously obtained, or at all. The Company’s ability to successfully raise additional capital and maintain liquidity may be impaired by factors outside of its control, such as a shift in consumer preference towards certain healthy drinks and food products or a downturn in the economy.
Discretion in the Use of Proceeds
While detailed information regarding the use of proceeds from the sale of the Securities will be described in the applicable Prospectus Supplement, the Company will have broad discretion over the use of net proceeds from an offering by the Company of its securities. There may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary. In such circumstances, the net proceeds will be reallocated at the Company’s sole discretion.
Management will have discretion concerning the use of proceeds described in the applicable Prospectus Supplement as well as the timing of their expenditures. As a result, an investor will be relying on the judgment of management for the application of the proceeds. Management may use the net proceeds described in a Prospectus Supplement in ways that an investor may not consider desirable. The results and the effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Company’s results of operations may suffer.
While detailed information regarding the use of proceeds from the sale of the Securities will be described in the applicable Prospectus Supplement, the Company will have broad discretion over the use of net proceeds from an offering by the Company of its Securities. There may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary. In such circumstances, the net proceeds will be. As a result, an investor will be relying on the judgment of management for the application of the proceeds. Management may use the net proceeds described in a Prospectus Supplement in ways that an investor may not considerdesirable. The results and the effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Company’s results of operations may suffer. See “Use of Proceeds”.
Additional Financing
The continued development of the Company will require additional financing. There is no guarantee that the Company will be able to achieve its business objectives, including with respect to the expansion of its product offerings, completing future acquisitions, and entering into strategic partnerships. The Company intends to fund its business objectives by way of additional offerings of equity and/or debt financing as well as through anticipated positive cash flow from operations in the future. The failure to raise or procure such additional funds or the failure to achieve positive cash flow could result in the delay or indefinite postponement of current business objectives. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on terms acceptable to the Company. If additional funds are raised by offering equity securities, existing shareholders could suffer significant dilution. The Company will then require additional financing to fund its operations until positive cash flow is achieved, see “Risk Factors — Negative Cash Flow from Operations”.
Volatile Market Price of Company’s Securities
The market price of the Company’s securities may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. Market price fluctuations in the Common Shares, including Common Shares distributed hereunder, may be adversely affected by a variety of factors relating to the Company’s business, including fluctuations in the Company’s operating and financial results, such results failing to meet the expectations of securities analysts or investors and downward revisions in securities analysts’ estimates in connection therewith, sales of additional Common Shares, governmental regulatory action, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors, including, without limitation, those set forth under the heading “Cautionary Note Regarding Forward-Looking Information”. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses.
Financial markets have recently and historically experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Company’s securities may materially decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, the value of the Common Shares is subject to market value fluctuations based upon factors that influence the Company’s operations, such as legislative or regulatory developments, competition, technological change and changes in interest rates or foreign exchange rates. There can be no assurance that continual fluctuations in price will not occur and it may be anticipated that any market for the Common Shares will be subject to market trends generally, notwithstanding any potential success of the Company. As at the date of this Prospectus, only the Common Shares are listed on a securities exchange and may be purchased in the secondary market. These broad market fluctuations may adversely affect the market price of any Securities of the Company.
Risk Factors Related to Dilution
The Company may issue additional securities in the future, which may dilute a shareholder’s holdings in the Company. The Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The directors of the Company have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares will be issued by the Company on the exercise of options under the Company’s stock option plan and upon the exercise of outstanding Warrants.
Market for Securities
There is currently no market through which the Securities, other than the Common Shares, may be sold and, unless otherwise specified in the applicable Prospectus Supplement, such unlisted Securities may not be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell such unlisted Securities purchased under this Prospectus. This may affect the pricing of our Securities, other than our Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities and the extent of issuer regulation. There can be no assurance that an active trading market for our Securities, other than our Common Shares, will develop or, if developed, that any such market, including for our Common Shares, will be sustained.

Profitability
There is no assurance that the Company will earn profits in the future, or that profitability will be sustained. There is no assurance that future revenues will be sufficient to generate the funds required to continue the Company’s business development and marketing activities. If the Company does not have sufficient capital to fund its operations, it may be required in the future to reduce its marketing efforts or forego certain business opportunities.
Enforcement of Civil Liabilities
One of our subsidiaries and certain of our assets are located outside of Canada. Accordingly, it may be difficult for investors to enforce within Canada any judgments obtained against the Company, including judgments predicated upon the civil liability provisions of applicable Canadian securities laws or otherwise. Consequently, investors may be effectively prevented from pursuing remedies against the Company under Canadian securities laws or otherwise. The Company has a subsidiary incorporated in the United States. It may not be possible for shareholders to effect service of process outside of Canada against any directors and officers of the Company who are not resident in Canada. In the event a judgment is obtained in a Canadian court against one or more of such persons for violations of Canadian securities laws or otherwise, it may not be possible to enforce such judgment against persons not resident in Canada. Additionally, it may be difficult for an investor, or any other person or entity, to assert Canadian securities law or other claims in original actions instituted in the United States. Courts in the United States may refuse to hear a claim based on a violation of Canadian securities laws or otherwise on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by foreign law.
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS
The applicable Prospectus Supplement will include a general summary of certain Canadian federal income tax consequences which may be applicable to a purchaser of Securities offered thereunder. Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.
PROMOTERS
The Company does not have any “promoters” as the term is contemplated under applicable corporate and securities laws, other than John Celenza, CEO of the Company, who may be considered a promoter of the Company in that he took the initiative in organizing the current business of the Company. Mr. Celenza is the registered holder of 15,723,327 Common Shares and 1,500,000 stock options to acquire Common Shares.
Other than as disclosed in the AIF, no person who was a promoter of the Company:
•
received anything of value directly or indirectly from the Company;

•
sold or otherwise transferred any asset to the Company within the last 2 years;

•
is as of the date hereof, or was within 10 years before the date hereof, a director, CEO or CFO of any person or company that was the subject of a cease trade order or similar order or an order that denied the relevant person or company access to any statutory exemptions for a period of more than 30 consecutive days while that person was acting in the capacity as director, CEO or CFO;

•
is as of the date hereof, or was within 10 years before the date hereof, a director, CEO or CFO of any person or company that was the subject of a cease trade order or similar order or an order that denied the relevant person or company access to any statutory exemptions for a period of more than 30 consecutive days that was issued after the person ceased to be a director, CEO or CFO and which resulted from an event that occurred while the person was acting in the capacity as director, CEO or CFO;

•
is as of the date hereof, or was within 10 years before the date hereof, a director or executive officer of any person or company that, while the person was acting in that capacity, or within a year of that person ceasing to act in the capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets;

•
has, within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of the person;

•
has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

•
has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS
In July 2024, a claim of passing off and breach of Section 7(b) of the Trademark Act (Canada) was brought against John Celenza, Cizzle Brands Ltd. and Cizzle Brands Inc. in the Ontario Superior Court of Justice seeking injunctive relief and unspecified damages. The claim against John Celenza was discontinued by the plaintiff in August 2024, and an interlocutory injunction sought by the plaintiff was denied by the Ontario Superior Court of Justice in October 2024. On February 11, 2025, the plaintiffs discontinued the claim as against the defendants, Cizzle Brands Ltd. and Cizzle Brands Inc.
LEGAL MATTERS
Certain legal matters in connection with the offering of the Securities will be passed upon by Bennett Jones LLP on behalf of the Company. As at the date hereof, the designated professionals of Bennett Jones LLP, as a group, beneficially own, directly or indirectly, less than one percent of the securities of the Company.
AUDITORS, TRANSFER AGENT AND REGISTRAR
MNP LLP are the auditors of the Company and have confirmed that they are independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.
The registrar and transfer agent for the Common Shares is Odyssey Trust Company at its principal office in Toronto, Ontario.
PURCHASERS STATUTORY AND
CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION
Securities legislation in certain of the provinces and territories of Canada provides purchasers of the Securities with the right to withdraw from an agreement to purchase the Securities. This right may be exercised within 2 business days after the later of (a) the date that the Company (i) filed this Prospectus, the accompanying Prospectus Supplement and any amendment relating to the Securities purchased by a Purchaser on SEDAR+ and a receipt is issued and posted for the document, and (ii) issued and filed a news release on SEDAR+ announcing that the document is accessible through SEDAR+, and (b) the date that any purchaser has entered into an agreement to purchase the Securities or a contract to purchase or a subscription for the Securities. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the Prospectus, Prospectus Supplement, and any amendment relating to Securities purchased by a purchaser contains a misrepresentation or are not sent or delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory.
Purchasers of securities distributed under an “at-the-market distribution” by the Company do not have the right to withdraw from an agreement to purchase the securities and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the Prospectus, a Prospectus Supplement, and any amendment relating to the securities purchased by such purchaser because the Prospectus, a Prospectus Supplement, and any amendment relating to the securities purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of NI 44-102.
Any remedies under securities legislation that a purchaser of securities distributed under an “at-the-market distribution” by the Company may have against the Company or its agents for rescission or, in some jurisdictions, revisions of the price, or damages if the Prospectus, a Prospectus Supplement, and any amendment relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the Prospectus or a Prospectus Supplement.
In an offering of convertible, exchangeable or exercisable Securities, original purchasers will have a contractual right of rescission against the Company following the conversion, exchange or exercise of such Securities in the event that this Prospectus, the applicable Prospectus Supplement or any amendment thereto contains a misrepresentation. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the securities issued upon conversion, exchange or exercise of such Securities, the amount paid for such Securities, including any amount paid by such original holder in connection with such conversion, exchange or exercise, provided that the right of rescission is exercised within 180 days from the date of the purchase of such Securities under the applicable Prospectus Supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario) and is in addition to any other right or remedy available to original purchasers under Section 130 of the Securities Act (Ontario) or otherwise by law.
Purchasers should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal adviser.
ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS OR COMPANIES
One director of the Company resides outside of Canada. The person named below has appointed the following agent(s) for service of process:
Name of Person or Company	Name and Address of Agent
Ndamukong Suh	Bennett Jones LLP 100 King St W Suite 3400 Toronto, ON M5X 1A4
Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

CERTIFICATE OF THE CORPORATION
SIGNATURES
This short form prospectus, together with the documents incorporated herein by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by applicable securities legislation.
Pursuant to the requirements of the Securities Act of 1933, Cizzle certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Toronto, Ontario, Canada, on August 19, 2026.
CIZZLE BRANDS CORPORATION
By:
/s/ John Celenza

Name: John Celenza
Title:
Chief Executive Officer

On behalf of the Board of Directors

C-1

SCHEDULE “A”
AUDIT COMMITTEE CHARTER CIZZLE BRANDS CORPORATION
This charter (“Charter”) sets out the purpose, composition, member qualification, roles and responsibilities, manner of reporting to the board of directors (the “Board”) of Cizzle Brands Corporation (“Cizzle”), and the general objectives and operation of Cizzle’s audit committee (the “Committee”).
Mandate of the Committee
The primary mandate of the Committee is oversight of Cizzle’s external auditors (“Auditors”), financial reporting and continuous disclosure, financial risk management, Cizzle’s whistleblower and fraud function, and compliance with tax and securities laws.
Roles & Responsibilities
In executing its mandate, the Committee shall have the following roles and responsibilities:
External Auditor
The Committee will: (a) select, evaluate and recommend to the Board, for shareholder approval, the Auditors and, if necessary, the replacement of the Auditor; (b) prior to the annual audit, evaluate the scope of the Auditor’s review, including the Auditor’s engagement letter and the annual audit plan, fee schedule and any related services proposals; (c) recommend to the Board the Auditors’ compensation; (d) pre-approve all non- audit services to be provided by the Auditors; (e) directly oversee the work of the Auditor; (f) assist with resolving any disputes between Cizzle’s management and the Auditors regarding financial reporting; (g) ensuring that the Auditor is in good standing with the Canadian Public Accountability Board by receiving, at least annually, a report by the external auditor on the audit firm’s internal quality control processes and procedures; and (h) performing other audit, review or attestation services.
Financial Reporting
The Committee will: (a) review the audited consolidated financial statements of Cizzle, discuss those statements with management and with the Auditor, and recommend their approval to the Board; (b) review and discuss with management the quarterly consolidated financial statements, and if appropriate, recommend their approval by the Board; (c) review Cizzle’s management discussion and analysis, interim and annual press releases, and audit committee reports before Cizzle publicly discloses this information; (d) review and consider any significant reports and recommendations issued by the Auditor, together with management’s response, and the extent to which recommendations made by the Auditor have been implemented; and (e) reviewing and approving Cizzle’s hiring policies with respect to partners or employees (or former partners or employees) of a current or former auditor.
Financial Risk Management
The Committee will: (a) review with the Auditors and with management, the general policies and procedures used by Cizzle with respect to internal accounting and financial controls and remain informed of any weaknesses in internal control that could cause errors or deficiencies in financial reporting or deviations from the accounting policies of Cizzle or from applicable laws or regulations; (b) periodically review activities, organizational structure, and qualifications of the CFO and the staff in the financial reporting area, circumstances surrounding the departure of any officers in charge of financial reporting, and the appointment of individuals in these functions, and ensure that matters related to succession planning within Cizzle are raised for consideration at the Board; (c) review management plans regarding any changes in accounting practices or policies and the financial impact thereof; and (d) establishing procedures for: reviewing the adequacy of Cizzle’s insurance coverage, including the Directors’ and Officers’ insurance coverage.
Fraud & Whistleblower Program
The Committee will: (a) establish procedures for the confidential, anonymous submission by employees of Cizzle of complaints regarding questionable accounting or auditing matters and the receipt, retention and treatment of any such complaints; and (b) review fraud prevention policies and programs, and monitor their implementation.
Compliance with Laws
The Committee will: review regular reports from management and others (e.g., external auditors, legal counsel) with respect to Cizzle’s compliance with laws and regulations relating to financial controls, records and reporting including: (a) tax and financial reporting laws and regulations; (b) legal withholding requirements; (c) laws and regulations which expose directors to liability; and (d) orientation of new members and continuous education of all members.
The Committee is also responsible for the other matters as set out in this Charter and/or such other matters as may be directed by the Board from time to time.
Composition
The Committee must be comprised of a minimum of three directors of Cizzle. All members of the Committee must be financially literate as defined in NI 52-110. If upon appointment a member of the Committee is not financially literate, the person will be given a reasonable period of time to acquire the required level of financial literacy.
The Board will appoint a chair of the Committee (the Chair) to serve for a term of one (1) year on an annual basis. The Chair may serve as the chair of the Committee for any number of consecutive terms. The Chair shall be responsible for leadership of the Committee, including scheduling and chairing meetings, preparing agendas and briefing documents, and making regular reports to the Board. The Committee may form and delegate authority to subcommittees where appropriate.
The members of the Committee will be appointed by the Board annually, and from time to time to fill vacancies, as required. A Committee member may be removed or replaced at any time at the discretion of the Board and will cease to be a member of the Committee on ceasing to be an independent director.
Meetings & Minutes
The Committee shall meet as necessary, at a minimum at least four (4) times per year, to enable it to fulfill its responsibilities and duties as set forth herein.
The quorum required to constitute a meeting of the Committee is set at a majority of members. The Chair will set the agenda for each meeting, after consulting with management and the external auditor. Agenda materials such as draft financial statements must be circulated to all Committee members prior to the meeting for members to have a reasonable amount of time to review the materials.
The external auditors (Auditors), will be provided with notice as necessary of any Committee meeting, will be invited to attend each such meeting and will receive an opportunity to be heard at those meetings on matters related to the Auditor’s duties.
The Committee will meet in camera separately with each of the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) at least annually to review the financial affairs of Cizzle. The Committee will meet with the Auditor in camera at least once each year, at such time(s) as it deems appropriate, to review the external auditor’s examination and report.
Each of the Chair of the Committee, members of the Committee, Chair of the Board, external auditor, CEO, CFO or secretary shall be entitled to request that the Chair of the Committee call a meeting which shall be held within 48 hours of receipt of such request to consider any matter that such individual believes should be brought to the attention of the Board or the shareholders.
The Committee will keep minutes of its meetings which accurately recording the decisions reached by the Committee, and which minutes are filed with the minutes of the meetings of the Board.
Reporting
The Committee will report, at least annually, to the Board regarding the Committee’s examinations and recommendations.
Express Authority
The Committee shall have unrestricted access to Cizzle’s officers and employees. The Committee may conduct or authorize investigations into or studies of matters within the Committee’s scope of responsibilities and duties. In addition to all authority required to carry out the duties and responsibilities included in this Charter, the Committee has specific authority to: (a) engage, set and pay the compensation for independent counsel and other advisors as it determines necessary to carry out its duties and responsibilities, and any such consultants or professional advisors so retained by the Committee will report directly to the Committee; (b) communicate directly with management and any internal auditor, and with the Auditors without management involvement; and (c) incur ordinary administrative expenses that are necessary or appropriate in carrying out its duties, which expenses will be paid for by Cizzle.
Annual Review
The Committee shall review and assess the adequacy of this Charter periodically as conditions dictate, but at least annually, to ensure compliance with any rules or regulations and recommend any modifications to this Charter if and when appropriate to the Board for its approval.
The Board will conduct an annual performance evaluation of the Committee, taking into account the Charter, to determine the effectiveness of the Committee.

SCHEDULE “B”
MANDATE OF THE BOARD OF DIRECTORS
A.
INTRODUCTION

The Board of Directors (the “Board”) has the responsibility for the overall stewardship of the conduct of the business of Cizzle Brands Corporation (the “Corporation”) and the activities of management. Management is responsible for the day-to-day conduct of the business. The Board’s fundamental objectives are to enhance and preserve long-term shareholder value, and to ensure the Corporation meets its obligations on an ongoing basis and that the Corporation operates in a reliable and safe manner. In performing its functions, the Board should also consider the legitimate interests that its other stakeholders, such as employees, customers and communities, may have in the Corporation. In overseeing the conduct of the business, the Board, through the Chief Executive Officer (“CEO”), shall set the standards of conduct for the Corporation.
B.
PROCEDURES AND ORGANIZATION

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility for managing its own affairs including selecting its Chair and Lead Director, nominating candidates for election to the Board and constituting committees of the Board. Subject to the Articles and By-Laws of the Corporation and applicable laws (the “Act”), the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.
DUTIES AND RESPONSIBILITIES
The Board’s principal duties and responsibilities fall into the categories outlined below.
1.
Legal Requirements

(a)
The Board has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained;

(b)
The Board has the statutory responsibility to:

(i)
manage or, to the extent it is entitled to delegate such power, to supervise the management of the business and affairs of the Corporation by the senior officers of the Corporation;

(ii)
act honestly and in good faith with a view to the best interests of the Corporation;

(iii)
exercise the care, diligence and skill that reasonable, prudent people would exercise in comparable circumstances; and

(iv)
act in accordance with its obligations contained in the Act and the regulations thereto, the Corporation’s Articles and By-laws, and other applicable legislation and regulations.

2.
Independence

The Board has the responsibility to ensure that appropriate structures and procedures are in place to permit the Board to function independently of management, including endeavouring to have a majority of independent directors, as the term “independent” is defined in National Instrument 58-101 “Disclosure of Corporate Governance Practices” and set out by the Canadian Securities Administrators in Multilateral Instrument 52-110 and any other applicable laws and regulations as the same may be amended from time to time.

3.
Strategy Determination

The Board has the responsibility to ensure that there are long-term goals and a strategic planning process in place for the Corporation and to participate with management directly or through its committees in developing and approving the mission of the business of the Corporation and the strategic plan by which it proposes to achieve its goals, which strategic plan takes into account, among other things, the opportunities and risks of the Corporation’s business.
4.
Managing Risk

The Board has the responsibility to identify and understand the principal risks of the business in which the Corporation is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.
5.
Division of Responsibilities

The Board has the responsibility:
(a)
to appoint and delegate responsibilities to committees where appropriate to do so; and

(b)
to develop position descriptions for:

(i)
the Chair of the Board;

(ii)
the Lead Director of the Board;

(iii)
the Chair of each Board Committee; and

(iv)
the Chief Executive Officer

(c)
ensure that the directors of the Corporation’s subsidiaries are qualified and appropriate in keeping with the Corporation’s guidelines and that they are provided with copies of the Corporation’s policies for implementation by the subsidiaries.

To assist it in exercising its responsibilities, the Board hereby establishes four standing committees of the Board: the Audit Committee, the Corporate Governance and Nominating Committee and the Compensation Committee. The Board may also establish other standing committees from time to time.
Each committee shall have a written mandate that clearly establishes its purpose, responsibilities, members, structure and functions. Each mandate shall be reviewed by the applicable committee and Board regularly. The Board is responsible for appointing committee members.
6.
Appointment, Training and Monitoring Senior Management

The Board has the responsibility:
(a)
to appoint the CEO, to monitor and assess the CEO’s performance, to satisfy itself as to his or her integrity, and to provide advice and counsel in the execution of the CEO’s duties;

(b)
to develop or approve the corporate goals or objectives that the CEO is responsible for;

(c)
to approve the appointment of all senior corporate officers, acting upon the advice of the CEO and to satisfy itself as to the integrity of such corporate officers;

(d)
to ensure that adequate provision has been made to train, develop and compensate management and to ensure that all new directors receive a comprehensive orientation, fully understand the role of the Board and its committees, the nature and operation of the Corporation’s business and the contribution that individual directors are required to make;

(e)
to create a culture of integrity throughout the Corporation;

(f)
to ensure that management is aware of the Board’s expectations of management;

(g)
to provide for succession of management; and

(h)
to set out expectations and responsibilities of directors including attendance at meetings and review of meeting materials.

7.
Policies, Procedures and Compliance

The Board has the responsibility:
(a)
to ensure that the Corporation always operates within applicable laws, regulations and ethical standards; and

(b)
to approve and monitor compliance with significant policies and procedures by which the Corporation is operated; and

8.
Reporting and Communication

The Board has the responsibility:
(a)
to ensure the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally;

(b)
to ensure that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(c)
to ensure the timely reporting of developments that have a significant and material impact on the value of the Corporation;

(d)
to develop appropriate measures for receiving shareholder feedback; and

(e)
to develop the Corporation’s approach to corporate governance and to develop a set of corporate governance principles and guidelines.

9.
Monitoring and Acting

The Board has the responsibility:
(a)
to monitor the Corporation’s progress towards its goals and objectives and to revise and alter its direction through management in response to changing circumstances;

(b)
to act when performance falls short of its goals and objectives or when other special circumstances warrant;

(c)
to ensure that the Corporation has implemented adequate control and information systems which ensure the effective discharge of its responsibilities; and

(d)
to make regular assessments of itself, its committees and each individual director’s effectiveness and contribution.

Approved:   December 30, 2024.

SCHEDULE “C”
POSITION DESCRIPTIONS
AUDIT COMMITTEE CHAIR POSITION DESCRIPTION

A.
GENERAL

The Chair of the Audit Committee shall be the principal liaison between the Audit Committee, the Board of Directors (the “Board”) and the senior management of Cizzle Brands Corporation. The Chair of the Audit Committee shall also be in regular contact with the Corporation’s auditors and the Chief Financial Officer of the Corporation. The Chair of the Audit Committee shall be primarily responsible for ensuring that the Audit Committee fulfils its purpose, as described in the Audit Committee Mandate.
B.
DUTIES AND RESPONSIBILITIES

It shall be the duty of the Chair of the Audit Committee to:
1.
ensure that members of the Audit Committee regularly receive the information necessary for them to be able to meet their obligations as members of the Audit Committee;

2.
ensure that meetings of the Audit Committee are held as required and, in any event, not less than the number of meetings per year dictated by the Audit Committee Mandate;

3.
be responsible:

(a)
for the dissemination of notices, agenda and meeting materials for all Audit Committee meetings; and

(b)
for chairing those meetings or designating the Chair to another Audit Committee member;

4.
coordinate the attendance of the Corporation’s external auditors at such meetings of the Audit Committee where their attendance is requested; and

5.
ensure that minutes are kept of each meeting of the Audit Committee and that copies of all minutes are provided to all members of the Audit Committee.

C.
REPORTING

The Chair of the Audit Committee shall report regularly to the Board on all matters within the authority and mandate of the Audit Committee and, in particular, at each meeting of the Board called to approve recommendations of the Audit Committee in respect of the Corporation’s quarterly and annual financial statements.
Approved:   September 2025

CHIEF EXECUTIVE OFFICER’S POSITION DESCRIPTION

A.
INTRODUCTION

The Chief Executive Officer (the “CEO”) is the senior management officer of Cizzle Brands Corporation (the “Corporation”). As such, the CEO is responsible for leading an effective and cohesive management team, setting the tone for the Corporation, enhancing shareholder value, advancing the interests of the Corporation, demonstrating high ethical standards and fairness, and executing the strategic vision of the Corporation. The CEO also represents the Corporation to external groups and stakeholders as its main spokesperson and ensures that the Corporation meets its short-term operational and long-term strategic goals. The CEO works with, and is accountable to, the Board of Directors (the “Board”) of the Corporation.
B.
DUTIES AND RESPONSIBILITIES

The CEO’s primary duties and responsibilities include:
1.
Leading the Corporation’s management team in the day-to-day operation of the Corporation’s business.

2.
Consistently striving to achieve the Corporation’s strategic, financial and operating goals and objectives.

3.
Ensuring that the Corporation achieves and maintains a satisfactory competitive position within its industry and a standard of operational excellence.

4.
Developing and recommending annual business plans and budgets to the Board that support the Corporation’s operational goals and long-term strategy.

5.
Assisting the Board in developing the corporate objectives which the CEO is responsible for achieving.

6.
Ensuring that personnel and systems are in place so that the day-to-day business affairs of the Corporation are appropriately managed.

7.
Maintaining a positive work climate that is conducive to attracting, retaining and motivating a diverse group of top-quality employees at all levels.

8.
In coordination with the Chair of the Board or the Lead Director, as applicable, serving as the chief spokesperson for the Corporation.

9.
Developing, together with the Board, long-term strategies with a view to shareholder value creation.

10.
Monitoring the operational performance and strategic direction of the Corporation.

11.
Identifying the principal risks affecting the Corporation’s business and ensuring the implementation of appropriate systems to manage these risks.

12.
Ensuring that appropriate personnel and systems are in place for the integrity and adequacy of the Corporation’s internal control framework and management information systems.

13.
Ensuring that the Corporation has an effective management development and succession plan for senior management, including processes for the appointment, training and monitoring of senior management.

14.
Reporting regularly to the Board with relevant, timely and quality information relating to the development of the Corporation’s business to ensure that the Board is able to fully discharge its duties, including by:

(a)
prior to Board meetings, assisting the Chair of the Board and/or the Lead Director in fixing the meeting agenda and preparing the documents necessary to support an appropriate discussion of each agenda item;

(b)
at the direction of the Board, presenting an economic and financial report at every quarterly meeting of the Board; and

(c)
together with the Corporate Secretary, ensuring the minutes of Board meetings are distributed to directors.

15.
Overseeing the implementation of major corporate policies and recommending updates to the Board as necessary or appropriate.

16.
Fostering a corporate culture that promotes ethical practices and encourages individual integrity.

C.
ANNUAL REVIEW

The Corporate Governance and Nominating Committee shall review and assess the adequacy of this position description annually and recommend to the Board any changes it deems appropriate.
Updated:   December, 2024

COMPENSATION COMMITTEE CHAIR’S POSITION DESCRIPTION

A.
GENERAL

The Chair of the Compensation Committee (the “Committee”) of Cizzle Brands Corporation (the “Corporation”) shall be the principal liaison between the Committee and the Board of Directors (the “Board”). The Chair of the Committee shall also be in regular contact with the Corporation’s legal counsel. The Chair of the Committee shall be primarily responsible for ensuring that the Committee fulfils its purpose, as described in the Committee Mandate.
B.
DUTIES AND RESPONSIBILITIES

It shall be the duty of the Chair of the Committee to:
1.
ensure that members of the Committee regularly receive the information necessary for them to be able to meet their obligations as members of the Committee;

2.
ensure that meetings of the Committee are held as required and in any event not less than the number of meetings per year dictated by the Committee Mandate;

3.
be responsible:

(a)
for the preparation and dissemination of notices, agenda and meeting materials for all Committee meetings; and

(b)
for chairing these meetings or designating the Chair to another Committee member;

4.
monitor the preparation of, and to review, the Committee’s annual report to the shareholders of the Corporation relating to the Corporation’s system of corporate governance and the operation of such system; and

5.
ensure that minutes are kept at each meeting of the Committee and that copies of all minutes are provided to all members of the Committee.

C.
REPORTING

1.
The Chair of the Committee shall report regularly to the Board on all matters within the authority and mandate of the Committee and, in particular, at each meeting of the Board called to consider, recommend or approve matters relating to the Corporation’s corporate governance.

2.
The Chair of the Committee shall report to the committees of the Board on corporate governance issues as they relate to the function or operations of that committee.

Approved:   December 2024

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE CHAIR’S POSITION DESCRIPTION

A.
GENERAL

The Chair of the Corporate Governance and Nominating Committee (the “CGNC”) of Cizzle Brands Corporation (the “Corporation”) shall be the principal liaison between the CGNC and the Board of Directors (the “Board”). The Chair of the CGNC shall also be in regular contact with the Corporation’s legal counsel. The Chair of the CGNC shall be primarily responsible for ensuring that the CGNC fulfils its purpose, as described in the CGNC Mandate.
B.
DUTIES AND RESPONSIBILITIES

It shall be the duty of the Chair of the CGNC to:
1.
ensure that members of the CGNC regularly receive the information necessary for them to be able to meet their obligations as members of the CGNC;

2.
ensure that meetings of the CGNC are held as required and in any event not less than the number of meetings per year dictated by the CGNC Mandate;

3.
be responsible:

(a)
for the preparation and dissemination of notices, agenda and meeting materials for all CGNC meetings; and

(b)
for chairing these meetings or designating the Chair to another CGNC member;

4.
monitor the preparation of, and to review, the CGNC’s annual report to the shareholders of the Corporation relating to the Corporation’s system of corporate governance and the operation of such system; and

5.
ensure that minutes are kept at each meeting of the CGNC and that copies of all minutes are provided to all members of the CGNC.

C.
REPORTING

1.
The Chair of the CGNC shall report regularly to the Board on all matters within the authority and mandate of the CGNC and, in particular, at each meeting of the Board called to consider, recommend or approve matters relating to the Corporation’s corporate governance.

2.
The Chair of the CGNC shall report to the committees of the Board on corporate governance issues as they relate to the function or operations of that committee.

Approved:   December 2024

BOARD CHAIR’S POSITION DESCRIPTION

A.
INTRODUCTION

The Chair of the Board of Directors (the “Chair”) is responsible for the management, development and the effective performance of the Board of Directors (the “Board”) of Cizzle Brands Corporation (the “Corporation”), and for providing leadership to the Board for all aspects of its work. The Chair acts in an advisory capacity to the officers of the Corporation on all matters concerning the interests and management of the Corporation and, in coordination with the Lead Director and CEO, may play a role in the Corporation’s external relationships.
B.
POWERS AND RESPONSIBILITIES

In addition to the authority and responsibilities applicable to all other directors, and in consultation with and subject to the authority and responsibilities of the Lead Director, the Chair’s powers and responsibilities shall include the following:
Board Leadership and Stewardship
1.
Providing leadership to the Board and assisting the Board in reviewing and monitoring the strategy, goals, objectives and policies of the Corporation.

2.
Helping ensure that the Board is alert to its obligations and responsibilities and overseeing the Board’s discharge of the duties assigned to it by law, in the constating documents of the Corporation, the Board mandate, the committee mandates, and the Corporation’s policies and guidelines.

3.
Overseeing the establishment of procedures to govern the Board’s discharge of its mandate, duties and responsibilities.

4.
In consultation with the Lead Director, assisting the Corporate Governance and Nominating Committee in constituting the Board and helping ensure a proper committee structure including the assignment of committee members and chairs.

5.
In collaboration with the Lead Director helping ensure that, where functions are delegated to appropriate committees of the Board, the functions are carried out and results are reported to the Board in a timely manner.

6.
Together with the Lead Director, communicating with the Board to keep it up to date on all major developments and helping ensure that the Board has sufficient knowledge and adequate material on a timely basis to permit it to make informed decisions.

7.
Together with the Lead Director, establishing guidelines for the conduct of the Board and encouraging each director to make a significant contribution.

Meetings
8.
Presiding over meetings of the shareholders of the Corporation or delegating such responsibility to the Lead Director or, if they are absent or not willing to act, to another Director.

9.
Together with the Lead Director, calling and scheduling meetings of the Board.

10.
Consulting with the Lead Director in fixing the agenda and determining materials for meetings of the Board.

11.
Subject to Item 12, presiding over meetings of the Board or delegating such responsibility to the

Lead Director and helping ensure that sufficient time is allotted during Board meetings for effective discussion of agenda items, and fostering a collaborative environment in which directors are free to express their points of view.
12.
Providing opportunities for independent directors to meet in camera at each Board meeting in the absence of non-independent directors, with such in camera sessions being presided upon by the Lead Director.

13.
Together with the Lead Director, working with committee chairs to coordinate the schedule of committee meetings.

Liaising with Management
14.
Together with the Lead Director coordinating with, and where appropriate providing direction regarding the activities of, the Corporate Secretary.

15.
Together with the Lead Director, acting as liaison between the Board and management and taking all reasonable steps to help ensure that Board decisions are properly implemented.

16.
Working with the CEO to ensure management strategies, plans and performance are appropriately represented to the Board.

Engagement with Lead Director
17.
Engaging with the Lead Director to facilitate communication between the Chair and the independent directors.

Communication with Shareholders and External Groups
18.
Where appropriate, and in coordination with the Lead Director, assisting in representing the Corporation to external stakeholders, including shareholders.

Other
19.
Carrying out other duties as requested by the Board as a whole from time to time, depending on need and circumstance.

C.
REVIEW

The Corporate Governance and Nominating Committee shall review and assess the adequacy of this position description periodically and recommend to the Board any changes it deems appropriate.
Approved:   December 30, 2024

MANDATE OF THE COMPENSATION COMMITTEE

A.
PURPOSE

The overall purpose of the Compensation Committee (the “Committee”) is to implement and oversee compensation policies approved by the Board of Directors (the “Board”) of the Corporation.
B.
COMPOSITION, PROCEDURES AND ORGANIZATION

1.
The Committee shall consist of at least three members of the Board, a majority of whom shall be “independent”, as that term is defined in National Instrument 58-101 “Disclosure of Corporate Governance Practices”.

2.
The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee. Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair from among their number.

3.
The secretary of the Committee shall be designated from time to time from one of the members of the Committee or, failing that, shall be the Corporation’s Corporate Secretary, unless otherwise determined by the Committee.

4.
The Committee shall meet regularly each year on such dates and at such locations as the Chair of the Committee shall determine and may also meet at any other time or times on the call of the Chair of the Committee or any two of the other members. The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

5.
The Chief Executive Officer shall be available to advise the Committee, shall receive notice of all meetings of the Committee and may attend meetings at the invitation of the Committee.

6.
The Committee shall have access to such officers and employees of the Corporation and to such information respecting the Corporation and may engage independent compensation consultants at the expense of the Corporation, all as it considers to be necessary or advisable in order to perform its duties and responsibilities.

C.
DUTIES AND RESPONSIBILITIES

1.
The duties and responsibilities of the Committee shall be as follows:

(a)
to recommend to the Board compensation policies and guidelines for application to the Corporation;

(b)
to ensure that the Corporation has in place programs to attract and develop management of the highest calibre and a process to provide for the orderly succession of management;

(c)
to review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer and, in light of those goals and objectives, to recommend to the Board the annual salary, bonus and other benefits, direct and indirect, of the Chief Executive Officer and to approve compensation for all other designated officers of the Corporation, after considering the recommendations of the Chief Executive Officer, all within the compensation policies and guidelines approved by the Board;

(d)
to implement and administer compensation policies approved by the Board concerning the following:

(i)
executive compensation, contracts, stock plans or other incentive plans, including making recommendations to the Board regarding equity-based compensation and options; and

(ii)
proposed personnel changes involving officers reporting to the Chief Executive Officer;

(e)
from time to time, to review the Corporation’s broad policies and programs in relation to benefits;

(f)
to annually receive from the Chief Executive Officer recommendations concerning annual compensation policies and budgets, including both short term incentives and long term incentives including stock options, for all employees;

(g)
from time to time, to review with the Chief Executive Officer the Corporation’s broad policies on compensation for all employee;

(h)
to periodically review the adequacy and form of the compensation of directors and to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director, and to report and make recommendations to the Board accordingly;

(i)
to report regularly to the Board on all of the Committee’s activities and findings during that year;

(j)
to develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board of Directors within a reasonable period of time following each annual general meeting of shareholders; and

(k)
to review executive compensation disclosure before the Corporation publicly discloses this information.

Approved:   December 2024

LEAD DIRECTOR POSITION DESCRIPTION

A.
INTRODUCTION

The Lead Director shall be an independent director appointed annually by the independent members of the Board of Directors (the “Board”) of Cizzle Brands Corporation (the “Corporation”) to act as the independent leader of the Board. The Lead Director will have a sufficient level of experience with corporate governance matters to help ensure that the Board functions independently of management of the Corporation and the Chair of the Board (the “Chair”). If the appointment of the Lead Director is not made annually, the director who is then serving as Lead Director shall continue in that role until his or her successor is appointed. If the Chair is an independent director, the Chair shall also carry out the duties of the Lead Director.
The primary role of the Lead Director is to facilitate the functioning of the Board independently of management and the Chair, to serve as an independent leadership contact for directors and management and to assist in maintaining and enhancing the quality of the Corporation’s corporate governance.
B.
POWERS AND RESPONSIBILITIES

In addition to the authority and responsibilities applicable to all other directors, the Lead Director’s powers and responsibilities shall include the following:
General Governance and Oversight
1.
Helping ensure that the Board functions independently of management and providing leadership to the Board in circumstances where the Chair or any other director has (or may be perceived to have) a conflict of interest.

2.
Helping ensure that the independent directors are alert to their obligations and responsibilities and fully discharge their duties as independent directors.

3.
In consultation with the Chair, assisting the Corporate Governance and Nominating Committee in constituting the Board and helping ensure a proper committee structure including the assignment of committee members and chairs.

Meetings
4.
Together with the Chair, calling and scheduling meetings of the Board.

5.
At their discretion, calling and scheduling meetings of the independent directors.

6.
Presiding over meetings of the independent directors or at in camera sessions of the independent directors.

7.
When delegated by the Chair or when the Chair is absent or not willing or able to act, presiding over meetings of the Board and when presiding, helping ensure that sufficient time is allotted during Board meetings for effective discussion of agenda items, and fostering a collaborative environment in which directors are free to express their points of view.

8.
Presiding over meetings of the Board in circumstances where the Chair has (or may be perceived to have) a conflict of interest with respect to matters to be acted upon.

9.
Consulting with the Chair in fixing the agenda and determining materials for meetings of the Board and, at his or her discretion, adding additional items to the agenda and/or meeting materials for such meetings.

Liaising with Management
10.
Overseeing the annual performance evaluation of the Chief Executive Officer.

Engagement with the Chair
11.
Facilitating communication between the independent directors and the Chair.

12.
Debriefing the Chair on decisions reached at meetings of independent directors or at in camera sessions.

13.
Between meetings, acting as a liaison between the independent directors, and the Chair and management of the Corporation.

Other Powers and Responsibilities
14.
Where appropriate, retaining independent advisors on behalf of the Board or the independent directors, at the Corporation’s expense.

15.
Carrying out such other duties as requested by the Board or the independent directors, from time to time, depending on need and circumstance.

C.
REVIEW

The Corporate Governance and Nominating Committee shall review and assess the adequacy of this position description periodically and recommend to the Board any changes it deems appropriate.
Approved:   December 30, 2024

SCHEDULE “D”
CODE OF BUSINESS CONDUCT AND ETHICS
1.
PURPOSE OF THIS CODE

1.1
This Code of Business Conduct and Ethics (“Code”) is intended to document the principles of conduct and ethics to be followed by employees, officers and directors of Cizzle Brands Corporation (the “Company”). Its purpose is to:

(a)
promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(b)
promote avoidance of conflicts of interest, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

(c)
promote full, fair, accurate, timely and understandable disclosure in reports and documents that Company files with, or submits to, the securities regulators and in other public communications made by Company;

(d)
promote compliance with applicable governmental laws, rules and regulations;

(e)
promote the prompt internal reporting to an appropriate person of violations of this Code;

(f)
promote accountability for adherence to this Code;

(g)
provide guidance to employees, officers and directors to help them recognize and deal with ethical issues;

(h)
provide mechanisms to report unethical conduct; and

(i)
help foster the Company’s culture of honesty and accountability.

1.2
The Company expects all its employees, officers and directors to comply at all times with the principles in this Code. Violations of this Code are grounds for disciplinary action up to and including immediate termination of employment and possible legal prosecution. For the purpose of this Code, the Company’s Chief Risk Officer shall be its Chief Financial Officer.

2.
RESPONSIBILITY

2.1
This Code outlines a framework of guiding principles. As with any statement of policy, the exercise of judgment is required in determining the applicability of this Code to each individual situation.

2.2
It is the responsibility of every Company employee, officer and director to read and understand the Code. Individuals must comply with the Code in both letter and spirit. Ignorance of the Code will not excuse individuals from its requirements.

3.
COMPLIANCE WITH LAW

3.1
Each employee, officer and director must at all times comply fully with applicable laws and avoid any situation that could be perceived as improper, unethical or indicate a casual attitude towards compliance with the law.

3.2
No employee, officer or director shall commit or condone an illegal act or instruct another employee to do so.

3.3
Employees, officers and directors are expected to be sufficiently familiar with any legislation that applies to their circumstances and shall recognize potential liabilities, seeking advice where appropriate.

3.4
When in doubt, employees, officers and directors are expected to seek clarification from their immediate supervisor or the Chief Risk Officer.

3.5
Where it is not possible for the employee, officer or director to address a particular concern in consultation with his/her immediate supervisor or the Chief Risk Officer, they may seek clarification from the Nomination and Governance Committee Chairperson. An email may be sent via confidential e-mail to the Nomination and Governance Committee Chairperson at jcelenza@cizzlebrands.com.

4.
CONFLICTS OF INTEREST

4.1
Employees, officers and directors shall avoid situations where their personal interest could conflict with, or appear to conflict with, the interests of the Company and its shareholders.

4.2
Conflicts of interest arise where an individual’s position or responsibilities with the Company present an opportunity for personal gain apart from the normal rewards of employment, to the detriment of the Company. They also arise where an individual’s personal interests are inconsistent with those of the Company and create conflicting loyalties. Such conflicting loyalties can cause an individual to give preference to personal interests in situations where corporate responsibilities should come first. Employees, officers and directors, shall perform the responsibilities of their positions on the basis of what is in the best interests of the Company and free from the influence of personal considerations and relationships.

4.3
If a potential conflict of interest arises and the individual involved is an employee of the Company, the individual involved must immediately notify their immediate supervisor and the Company’s Chief Risk Officer in writing and no further action may be taken unless authorized in writing by the individual’s immediate supervisor and by the Company’s Chief Risk Officer. If such individual is an officer or director of the Company, the Chair of the Board of Directors of the Company as well as the Company’s Chief Risk Officer must be immediately notified in writing and no further action may be taken until authorized in writing by the Chair of the Board of Directors and by the Company’s Chief Risk Officer.

4.4
While it is not possible to detail every situation where conflicts of interest may arise, the following policies cover the areas that have the greatest potential for conflict:

(a)
Speculation in Company Securities and Use of Inside Information

Numerous laws, both federal and provincial, regulate transactions in corporate securities and the securities industry. Violation of these laws may lead to civil and criminal actions against the individual and the company involved. All employees, officers and directors will take all steps to be in compliance with such laws and in order to do so will adhere to the Insider Trading Policy.
(b)
Personal Financial Interest

Employees, officers and directors, should avoid any outside financial interests which might influence their corporate decisions or actions. An employee of the Company whose corporate duties bring them into business dealings with a business in which they or a member of their family has a financial interest or to which they or a member of their family has an indebtedness, or a business employing a relative or close friend, must immediately notify his or her immediate supervisor and the Company’s Chief Risk Officer in writing, and a transaction may not be completed unless properly authorized in writing by both the employee’s immediate supervisor and the Company’s Chief Risk Officer, after full disclosure of the relationship in writing. An officer or director of the Company whose corporate duties bring them into business dealings with a business in which they or a member of their family has a financial interest or to which they or a member of their family has an indebtedness, or a business employing a relative or close friend, must immediately notify the Chair of the Board of Directors of the Company as well as the Company’s Chief Risk Officer and a transaction may not be completed unless properly authorized in writing by both the Chair of the Board of Directors and the Company’s Chief Risk Officer, after full disclosure of the relationship in writing.

An employee, officer or director may not perform work or services for an organization doing or seeking to do business with the Company without appropriate prior written approval of such individual’s immediate supervisor and the Company’s Chief Risk Officer in the case of an employee, and of the Chair of the Board of Directors and the Company’s Chief Risk Officer, in the case of an officer or director of the Company. An employee, officer or director may not be a director, officer, partner or consultant of an organization (other than an organization in which the Company holds an interest or in which the Company has the right to nominate a director, officer, partner or consultant) doing or seeking to do business with the Company, nor may they permit their name to be used in any way indicating a business connection with such an organization, without appropriate prior written approval of their immediate supervisor and the Chief Risk Officer in the case of an employee, and of the Chair of the Board of Directors and the Company’s Chief Risk Officer in the case of an officer or director of the Company.
An employee shall not accept for themselves, or for the benefit of any relative or friend, any payments, loans, services, favours involving more than ordinary social amenity, or gifts of more than nominal value from any organization doing or seeking to do business with the Company, except in accordance with this Code and within normal business practices.
(c)
Outside Activities

Employees and officers of the Company should avoid outside activities which would impair the effective performance of their responsibilities to the Company, either because of demands on their time, or because the outside commitments can be contrary to their obligations to the Company.
(d)
Protection and Proper Use of Company Assets

All employees, officers and directors have an obligation to protect the Company’s assets, including opportunity, information and the Company’s name, and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability. All of the Company’s assets must be used only for legitimate business purposes and not for personal use.
(e)
Corporate Opportunities

Officers and directors will not (a) take for themselves personally, opportunities that are discovered through the use of corporate property, information or position; (b) use corporate property, information, or position for personal gain; or (c) compete with the Company, in a manner which conflicts with fiduciary and other duties under the Canada Business Corporations Act and other applicable law. Officers and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.
Employees will not (a) take for themselves personally opportunities that are discovered through the use of corporate property, information or position; (b) use corporate property, information, or position for personal gain; or (c) compete with the Company, without appropriate prior written approval of such individual’s immediate supervisor and the Company’s Chief Risk Officer.
5.
FAIR DEALING

5.1
Employees, officers and directors should endeavor to deal fairly with the Company’s clients, service providers, suppliers, and employees. No director should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any unfair dealing practice.

6.
COMPETITIVE PRACTICES

6.1
Management of the Company firmly believes that fair competition is fundamental to continuation of the free enterprise system. The Company complies with laws of all countries which prohibit restraints of trade, unfair practices, or abuse of economic power.

7.
DEALING WITH SUPPLIERS

7.1
The Company is a valuable customer for many suppliers of goods, services and facilities. People who want to do business, or to continue to do business, with the Company must understand that all purchases by the Company will be made exclusively on the basis of price, quality, service and suitability to the Company’s needs.

7.2
Purchases of goods and services by the Company must not lead to employees, officers or directors, or their families, receiving any type of personal kickbacks or rebates. Employees, officers or directors, or their families, must not accept any form of “under-the-table” payment.

7.3
Even when gifts and entertainment are exchanged out of the purest motives of personal friendship, they can be misunderstood. They can appear to be attempts to bribe the Company’s employees, officers or directors into directing business of the Company to a particular supplier. To avoid both the reality and the appearance of improper relations with suppliers or potential suppliers, the following standards will apply to the receipt of gifts and entertainment by employees, officers and directors of the Company:

(a)
Gifts

(i)
Employees, officers and directors are prohibited from soliciting gifts, gratuities, or any other personal benefit or favor of any kind from suppliers or potential suppliers. Gifts include not only merchandise and products but also personal services and tickets to sports or other events. The Company acknowledges however that as part of normal good business relationships, suppliers may offer tickets to sports and other events, meals and other forms of normal client development gifts or services. Employees, officers and directors are prohibited from accepting gifts of money.

(ii)
Employees, officers and directors may accept unsolicited non-monetary gifts provided:

(A)
they are items of nominal intrinsic value;

(B)
they are appropriate and customary client development gifts for the industry, and they may not reasonably be considered extravagant for such employee, officer or director; or

(C)
they are advertising and promotional materials, clearly marked with the company or brand names.

(iii)
Any gift falling outside of the above guidelines must be reported to the Company’s Chief Risk Officer to determine whether it can be accepted.

(iv)
In the transaction of some international business, it is lawful and customary for business leaders in some countries to give unsolicited gifts to employees, officers or directors of the Company. These gifts can be of more than nominal value. Moreover, under the circumstances, returning the gifts or payment for them may constitute an affront to the giver. In such cases, the gift must be reported to the Company’s Chief Risk Officer who may permit the retaining of the gifts.

(v)
In all other instances where gifts cannot be returned or may adversely affect the Company’s continuing business relationships, the Company’s Chief Risk Officer must be notified. The Company’s Chief Risk Officer can require employees, officers and directors to transfer ownership of such gifts to the Company.

(b)
Entertainment

(i)
Employees, officers and directors shall not encourage or solicit entertainment from any individual or company with whom the Company does business. Entertainment includes, but is not limited to, activities such as dining, attending sporting or other special events, and travel.

(ii)
From time-to-time employees, officers and directors may accept unsolicited entertainment, but only under the following conditions:

(A)
the entertainment occurs infrequently;

(B)
it arises out of the ordinary course of business;

(C)
it involves reasonable expenditures (the amounts involved should be ones employees, officers and directors are accustomed to normally spending for their own business or personal entertainment); and

(D)
the entertainment takes place in settings that also are reasonable, appropriate, and fitting to employees, officers and directors, their hosts, and their business at hand.

8.
DEALING WITH PUBLIC OFFICIALS

8.1
Domestic and foreign laws and regulations require the Company to be in contact with public officials on a wide variety of matters. Employees, officers and directors who regularly make these contacts have special responsibilities for upholding the Company’s good name.

8.2
No employee shall make any form of payment, direct or indirect, to any public official as inducement to procuring or keeping business or having a law or regulation enacted, defeated, or violated.

8.3
When not prohibited by law, employees, officers and directors are allowed to give to public officials gifts where the presentation and acceptance of gifts is an established custom and a normal business practice. All such gifts shall be of reasonable value and the presentation approved in advance by the Company’s Chief Risk Officer. Moreover, such gifts must be presented in a manner that clearly identifies the Company and the occasion that warrants the presentation.

8.4
On special ceremonial occasions, senior officers of the Company may publicly give gifts of more than nominal value to public institutions and public bodies. Such gifts can commemorate special events or milestones in the Company’s history.

8.5
From time-to-time employees, officers and directors may entertain public officials, but only under the following conditions:

(a)
it is legal and permitted by the entity represented by the official;

(b)
the entertainment is not solicited by the public official;

(c)
the entertainment occurs infrequently;

(d)
it arises out of the ordinary course of business;

(e)
it does not involve lavish expenditures, considering the circumstances; and

(f)
the settings and types of entertainment are reasonable, appropriate and fitting to the Company’s employees, officers or directors, their guests, and the business at hand.

9.
POLITICAL ACTIVITIES AND CONTRIBUTIONS

(a)
Canada

(i)
Employees, officers and directors who participate in political activities must make every effort to ensure that they do not leave the impression that they speak or act for the Company.

(ii)
The Company encourages its employees, officers and directors to participate in political activities in their own time and at their sole expense. No corporate action, direct or indirect, will be allowed that infringes on the right of any employee individually to decide whether, to whom, and in what amount, they will make personal political contributions. The same is true of volunteer political donations of personal service time, so long as it does not interfere with the working status of employees, officers or directors.

(b)
Outside Canada

(i)
No employee, officer or director is permitted to use the Company’s funds, facilities, or other assets, to support either directly or indirectly any political candidates or political parties, without advance authorization in writing from the Company’s Chief Risk Officer. The policy of the Company is that officers, directors and employees, officers and directors should not participate in political activities in countries of which they are not nationals. However, such persons, of course, are free to participate in political activities in countries of which they are nationals in their own time and at their own expense.

10.
EQUAL OPPORTUNITY

10.1
The Company supports the principle that every individual must be accorded an equal opportunity to participate in the free enterprise system and to develop their ability to achieve their full potential within that system.

10.2
There shall be no discrimination against any employee or applicant because of race, religion, color, sex, sexual orientation, age, national or ethnic origin, or physical handicap (unless demands of the position are prohibitive). All employees, officers and directors will be treated with equality during their employment without regard to their race, religion, color, sex, sexual orientation, age, national or ethnic origin, or physical handicap, in all matters, including employment, upgrading, promotion, transfer, layoff, termination, rates of pay, selection for training and recruitment. The Company will maintain a work environment free of discriminatory practice of any kind.

10.3
No employee shall have any authority to engage in any action or course of conduct or to condone any action or course of conduct by any other person which shall in any manner, directly or indirectly, discriminate or result in discrimination in the course of employment, termination of employment, or any related matter where such discrimination is, directly or indirectly, based upon race, religion, color, sex, sexual orientation, age, national or ethnic origin, or physical handicap.

11.
HEALTH, SAFETY, AND ENVIRONMENTAL PROTECTION

11.1
It is the Company’s policy to pay due regard to the health and safety of its employees, officers and directors and others and to the state of the environment. There are federal, provincial, state and local workplace safety and environmental laws which through various governmental agencies regulate both physical safety of employees, officers and directors and their exposure to conditions in the workplace. Should an employee, officer or director be faced with an environmental health issue or have a concern about workplace safety, they should contact the Chair of the Board of Directors immediately. Any violations of laws or regulations governing workplace safety and the environment must be reported as soon as practicable, and it is the observer’s responsibility to do so.

12.
WORK ENVIRONMENT

12.1
The Company is committed to ensuring a safe and healthy working environment for all employees, free from violent threats, behaviour and actions and of harassment by another employee, contractor or visitor. Employees, officers and directors must treat each other with professional courtesy, dignity and respect at all times.

12.2
Any person who exhibits behaviour, actions or language causing or contributing to physical or verbal workplace violence or harassment on Company properties and worksites against another employee, contracted worker or person, may be removed from the premises pending the outcome of an investigation.

12.3
Threats and intimidation made via telephone, fax, electronic or conventional mail or any other communication medium will result in prevention of that person entering Company sites or communicating with employees pending an investigation. Any type of workplace violence or harassment within the workplace or during work-related activities cannot be tolerated.

12.4
Employees witnessing, or who have been made aware of, threatening acts or behaviour or forms of harassment involving an employee must report the event to their supervisor immediately. The supervisor will take every reasonable precaution to protect an employee from physical injury. All reports will be investigated to identify all potential sources of such risk and to eliminate or minimize such risks or actions within the workplace. Employees who are concerned about reporting a threatening act or behaviour or forms of harassment involving an employee to their supervisor or reporting acts involving a supervisor should contact the CEO or, failing that, the Lead Director.
12.5
No person shall subject any other employee, officer or director to unwelcome sexual advances, requests for sexual favors or other verbal or physical conduct which might be construed as sexual in nature. Such conduct may constitute sexual harassment under federal or provincial law and may be the basis for legal action against the offending employee and/or the Company.

12.6
Any employee who believes that they have been subjected to sexual harassment should immediately advise their immediate supervisor and the Company’s Chief Risk Officer, or the Nomination and Governance Committee Chairperson, that there are reasonable grounds to believe that an incident of sexual harassment has occurred. The identity of the employees, officers or directors involved will be kept strictly confidential and will not be revealed by the Company’s management without the employee’s permission. The alleged harassment will be thoroughly investigated and documented by the Company and appropriate action will be taken.

13.
INTEGRITY OF RECORDS AND FINANCIAL REPORTS

13.1
As a public company, it is of critical importance that the Company’s filings with the appropriate regulatory authorities be accurate and timely. Depending on their position with the Company, an employee, officer or director may be called upon to provide necessary information to ensure that the Company’s public reports are complete, fair and understandable. The Company expects employees, officers and directors to take this responsibility very seriously and to provide prompt accurate answers to inquiries related to the Company’s public disclosure requirements.

13.2
The integrity of the Company’s record keeping systems will be respected at all times. Employees, officers and directors are forbidden to use, authorize, or condone the use of “off-the-books” bookkeeping, secret accounts, unrecorded bank accounts, “slush” funds, falsified books, or any other devices that could be utilized to distort records or reports of the Company’s true operating results and financial condition or could otherwise result in the improper recordation of funds or transactions.

14.
USE OF AGENTS AND NON-EMPLOYEES, OFFICERS AND DIRECTORS

14.1
Agents or other non-employees cannot be used to circumvent the law. Employees, officers and directors will not retain agents or other representatives to engage in practices that run contrary to this Code.

15.
INTERNATIONAL OPERATIONS

15.1
Corporate employees, officers and directors operating outside of Canada have a special responsibility to know and obey the laws and regulations of countries where they act for the Company. Customs vary throughout the world, but all employees, officers and directors must diligently uphold the integrity of the Company in other nations.

16.
CONFIDENTIALITY

16.1
Employees, officers and directors will comply with the Disclosure, Confidentiality and Insider Trading Policy of the Company (the “Policy”). Employees, officers and directors should review and become thoroughly familiar with the Policy and are encouraged to review the Policy throughout the year.

17.
STANDARDS OF COMPLIANCE

(a)
Initial Distribution

(i)
Current employees, officers and directors designated to receive the Code will receive their copies immediately after publication.

(ii)
Future employees, officers and directors designated to receive the Code will receive their copies at the time they are hired.

(b)
Initial Verification

(i)
Upon receiving their copy of this Code, current and future employees, officers and directors will:

(A)
Become thoroughly familiar with this Code.

(B)
Resolve any doubts or questions about the Code with their supervisors or the Chief Risk Officer.

(C)
Inform their supervisors and the Chief Risk Officer, or the Nomination and Governance Committee Chairperson, of any existing holdings or activities that might be, or appear to be, at variance with this Code.

(D)
Prepare written disclosures of such information, if requested, by supervisors or the Chief Risk Officer.

(E)
Take steps to correct existing situations and bring holdings and activities into full compliance with this Code.

(c)
Maintaining Compliance

(i)
Employees, officers and directors have the responsibility to maintain their understanding of this Code.

(ii)
Supervisors have the responsibility to maintain an awareness on the part of their employees of the importance of their adhering to this Code and for reporting deviations to management.

(iii)
As requested by the Board of Directors or senior management, employees, officers and directors will be asked to re-verify their understanding of this Code and their compliance with this Code from time to time.

(iv)
Employees, officers and directors must inform their supervisors or the Chief Risk Officer of any changes in their holdings or activities that might be, or appear to be in non-compliance with this Code.

(v)
Employees, officers and directors must prepare written disclosure of such information, if requested.

(vi)
Employees, officers and directors must take steps to correct any such changes, if necessary, to bring holdings and activities into full compliance with this Code. Such steps will be approved in writing and will be based on the written disclosures submitted by employees, officers and directors.

(d)
Audits of Compliance

(i)
Regular audits of the Company may include procedures to test compliance with this Code.

18.
VIOLATIONS OF STANDARDS

18.1
Employees, officers and directors must immediately report any violations of this Code. Failure to do so can have serious consequences for the employees, officers or directors and the Company.

18.2
Reports of violations should be made by employees to their immediate supervisor and to the Company’s Chief Risk Officer, and by officers and directors to the Chair of the Board of Directors and to the Company’s Chief Risk Officer.

18.3
After a violation is investigated, appropriate action will be taken. Management has the right to determine the appropriate disciplinary action for a violation up to and including termination of employment. All proposed disciplinary action is subject to review by senior management.

18.4
Employees, officers and directors should be aware that in addition to any disciplinary action taken by the Company, violations of some of this Code may require restitution and may lead to civil or criminal action against individual employees, officers and directors and any company involved.

18.5
Supervisors have the responsibility of taking remedial steps to correct any operating procedures that may contribute to violations of this Code.

18.6
Retaliation in any form against an individual who reports a violation of this Code or who assists in the investigation of a reported violation, is itself a serious violation of this policy. Acts of retaliation should be reported immediately to their supervisor and the Chief Risk Officer, or the Nomination and Governance Committee Chairperson.

19.
AMENDMENT, MODIFICATION AND WAIVER

19.1
The Company will periodically review this Code. This Code may be amended, modified or waived by the Board of Directors and waivers may also be granted by the Nomination and Governance Committee, provided that any waivers granted to directors or executive officers of the Company by the Nomination and Governance Committee must also be approved by the Board. Employees, officers and directors will be fully informed of any material revisions to the Code.

19.2
Administrative changes to this document between periodic full reviews, including but not limited to names, titles, contact information and corrections may be made on the approval of the Nominating and Governance Committee Chair without requiring full Committee or Board approval. Any such changes will be reported to the Nominating and Governance committee at the next scheduled meeting of the committee.

20.
COMMITMENT

20.1
To demonstrate its determination and commitment, the Company asks each employee to review the Code periodically throughout the year and discuss with management any circumstances that may have arisen that could be an actual or potential violation of these ethical standards of conduct.

20.2
Directors and officers are required to acknowledge they have read this Code annually. Employees are required to sign the Code when they are engaged or when the Code is introduced.